Annual Information Form

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
March 24, 2026

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

TRANSFER AGENT AND REGISTRAR	90
MATERIAL CONTRACTS	91
INTERESTS OF EXPERTS	91
ADDITIONAL INFORMATION	91
Schedule “A” – Glossary
Schedule “B” – Audit Committee Charter

Annual Information Form
Year Ended December 31, 2025
All amount in USD unless otherwise stated

FORWARD LOOKING STATEMENTS
This annual information form (“AIF” or “Annual Information Form”) of Integra Resources Corp. (“Integra” or the “Company”) contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; magnitude or quality of mineral deposits; anticipated advancement, timing and results of permitting for the Company's projects; benefits of non-GAAP measures; anticipated advancement of the Company's projects and future exploration prospects; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; and future growth potential of the Company's projects. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “The Business – Risk Factors” below for additional risk factors that could cause results to differ materially from forward-looking statements.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this Annual Information Form and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Cautionary Note to United States Investors with Respect to Mineral Resources
National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this AIF has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM Definition Standards). These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, Mineral Resource and Reserve information contained in this AIF may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.
Non-GAAP Measures and Other Financial Measures
Certain performance measures and ratios that have been included in this AIF do not have any standardized meaning prescribed by IFRS (“Non-GAAP Measures”), including free cash flow, working capital, operating margin, cash costs, and all-in sustaining costs. This AIF presents these Non-GAAP Measures as it is understood that certain investors will use this information to evaluate the Company’s performance in comparison to other mining companies in the precious metals mining industry who present results on a similar basis. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and in accounting frameworks, such as in IFRS, and as such these measures might not be comparable to the similar financial measures disclosed by other companies. Accordingly, the presentation of these Non-GAAP Measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a reconciliation of these measures to the most directly comparable financial information reported in the Company’s audited consolidated financial statements for the year ended December 31, 2025 prepared in accordance with IFRS, and for an explanation of the composition and usefulness of these measures, please see the “Non-GAAP Financial Measures” section of the Company's Management's Discussion and Analysis for the year ended December 31, 2025, which section is incorporated by reference in the Annual Information Form. The Company's Management's Discussion and Analysis for the year ended December 31, 2025 may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
INTRODUCTION
Currency and Other Information
Unless otherwise indicated, all references to “US$” or “$” in this AIF are to U.S. dollars and all references to “C$” in this AIF are to Canadian dollars.
The following table reflects the low and high rates of exchange for one United States dollar, expressed in Canadian dollars, during the periods noted, the rates of exchange at the end of such periods and the average rates of exchange during such periods, based on the Bank of Canada daily exchange rates for 2025, 2024 and 2023.

	Years Ended December 31,
	2025	2024	2023
Low for the period	C$1.3558	C$1.3316	C$1.3128
High for the period	C$1.3558	C$1.4416	C$1.3875

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Rate at the end of the period	C$1.3706	C$1.4389	C$1.3226
Average	C$1.3978	C$1.3698	C$1.3497
On March 23, 2026 the Bank of Canada daily average rate of exchange was C$1.00 = US$0.7290 or US$1.00 = C$1.3717.
Scientific and Technical Information
Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the Projects has been reviewed and approved by James Frost, P.Eng., the Company’s Director, Technical Services, and a qualified person within the meaning of NI 43-101.
CORPORATE STRUCTURE
Name, Address and Incorporation
Integra was incorporated under the OBCA on April 15, 1997 as Berkana Digital Studios Inc. On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on April 5, 2005, the Company completed a 2 for 1 consolidation and changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd. The amalgamated company continued to operate as Fort Chimo Minerals Inc. On June 14, 2011, the Company completed a 5 to 1 consolidation and changed its name to Mag Copper Limited. The Company completed a 5 to 1 consolidation on September 2, 2015. In January 2017 and August 2017, the Company completed a 5 to 1 and 2.5 to 1 consolidation, respectively. On August 11, 2017, the Company changed its name to Integra Resources Corp.
On June 29, 2020, the Company completed the continuation (the “Continuation”) of the Company from the Province of Ontario to the Province of British Columbia. As a result of the Continuation, the Business Corporations Act (Ontario) no longer applies to the Company and the Company is subject to the Business Corporations Act (British Columbia) (the “BCBCA”) as if it had been originally incorporated under the BCBCA. In connection with the Continuation, the articles and by-laws of the Company were replaced with notice of articles and articles. The notice of articles and articles are substantially similar to the former articles and by-laws of the Company. Changes include alterations to permit the Board to make certain changes to the capital structure of the Company; alterations to the advance notice requirements; alterations to the quorum requirement for the transaction of business at a Board meeting; alterations to the threshold to satisfy quorum to include 25% of the common shares of the Company (the “Common Shares”) entitled to be voted at the meeting; alterations to the record date for the purpose of dividend declaration; and alterations to the type of resolution required to remove a director before the expiration of his or her term. On July 9, 2020, the Company completed a 2.5 to 1 consolidation.
On May 4, 2023, the Company completed an at-market merger with Millennial Precious Metals Corp (“Millennial”). As a result of the transaction, Millennial became a wholly owned subsidiary of Integra. On May 26, 2023, the Company completed a 2.5 to 1 consolidation of the Common Shares (the “Consolidation”).
On November 8, 2024, the Company completed a business combination with FCGI. As a result of the transaction, FCGI became a wholly owned subsidiary of Integra.
The Company’s head office is located at 1050 – 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 RBC Place, 885 West Georgia Street Vancouver, BC V6C 3E8.
The Company delisted from the Canadian Securities Exchange on November 6, 2017, and commenced trading on the TSX Venture Exchange (the “TSX-V”) on November 7, 2017, under the trading symbol “ITR”. In January 2018, the Company began trading in the United States on the OTCQB under the stock symbol “IRRZF” and subsequently graduated to the OTCQX on May 1, 2018. On July 31, 2020, the Company began trading on the NYSE American, LLC (the "NYSE American") under the symbol “ITRG”. The Company ceased trading on the OTCQX concurrently with the NYSE American listing. The Company

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

continues to be listed on the TSX-V under the trading symbol “ITR”. The Company’s warrants trade on the TSX-V under the symbol “ITR.WT”.
Unless otherwise noted or inconsistent with the context, references to Integra or the Company in this AIF are references to Integra Resources Corp. and its subsidiaries.
Intercorporate Relationships
The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Integra Resources Corp.
(British Columbia, Canada)
100%
Integra Mining Holdings Canada Inc.
(British Columbia, Canada)
100%
Argonaut Gold (U.S.) Corp.
(Nevada, United States)
100%
Rye Patch Mining U.S. Inc.
(Nevada, United States)
100%
100%
100%
100%
Integra Holdings U.S.Inc.
(Nevada, United States)
Millennial Silver Nevada Inc.
(Nevada, United States)
Standard Gold Inc.
(Nevada, United States)
Florida Canyon Mining Inc.
(Nevada, United States)
100%
DeLamar Mining Company
(Oregon, United States)
100%
100%
100%
100%
Millennial NV LLC
(Nevada, United States)
Millennial Red Canyon LLC
(Nevada, United States)
Millennial Development LLC
(Nevada, United States)
Millennial AZ LLC
(Arizona, United States)

GENERAL DEVELOPMENT OF THE BUSINESS
Overview
Integra is a growing Canadian-based precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western United States. The Company's principal focus includes operating its Florida Canyon mining operation ("Florida Canyon" or the "Florida Canyon Mine") and engaging in exploration and development of its two flagship development-stage heap leach projects: the past producing DeLamar Project ("DeLamar" or "DeLamar Project") in southwestern Idaho, and the Nevada North Project ("Nevada North" or "Nevada North Project") in western Nevada.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Three Year History
2023
Millennial Transaction
On February 27, 2023, the Company announced that it had entered into an arm’s length definitive arrangement agreement dated February 26, 2023 for an at-market merger with Millennial pursuant to which Integra would acquire all of the issued and outstanding shares of Millennial by way of a court-approved plan of arrangement under the BCBCA (the “Millennial Transaction”). The Millennial Transaction was approved by Millennial’s shareholders on April 26, 2023 and subsequently closed on May 4, 2023.
In connection with closing of the Millennial Transaction, the Company reorganized its management team and board of directors (the “Board”). Jason Kosec, former Director, President and CEO of Millennial, was appointed Director, President and CEO of Integra. George Salamis, former Director, President and CEO of Integra was appointed Executive Chair, Stephen de Jong stepped down from Integra’s Chair position, but remained on the Board as Lead Director. David Awram stepped down from the Board but remained an advisor to the Company. Sara Heston and Eric Tremblay were appointed to the Board. Timo Jauristo, Anna Ladd-Kruger, C.L. “Butch” Otter and Carolyn Clark Loder remained on the Board. Former Chief Geologist and Director of Millennial, Ruben Padilla, serves as a technical advisor to Integra. E. Max Baker transitioned from the role of Vice President Exploration to Chief Geologist of the Company. Raphael Dutaut, former Vice President Exploration of Millennial, joined Integra as Vice President Exploration. Jason Banducci, former Vice President Corporate Development of Millennial, joined Integra as Vice President Corporate Development.
Management
On December 20, 2023, the Company announced that Tim Arnold, the Company’s Chief Operating Officer would retire from the Company at the end of 2023. The Company also announced the appointment of Scott Olsen to Vice President, Engineering – Processing and Infrastructure.
Financings
Concurrent with the announcement of the Millennial Transaction, the Company announced that it had entered into an agreement with Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc., as joint bookrunners (collectively, the “2023 Underwriters”), in connection with a bought deal private placement of subscription receipts (each, a “2023 Subscription Receipt”). On March 16, 2023, the Company and the 2023 Underwriters completed the sale of 14,000,000 post-Consolidation 2023 Subscription Receipts at a price of C$1.75 per post-Consolidation 2023 Subscription Receipt (the “2023 Issue Price”) for gross proceeds of C$24.5 million (the “2023 Brokered Offering”). Each 2023 Subscription Receipt represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Millennial Transaction other than the issuance of the Common Shares to shareholders of Millennial) (the “2023 Escrow Release Conditions”), without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated March 16, 2023 (the “2023 Subscription Receipt Agreement”) as among the Company, TSX Trust Company as the subscription receipt agent, the 2023 Underwriters and Wheaton Precious Metals Corp. (“Wheaton”). See “2023 Non-Brokered Offering” subheading below.
The 2023 Escrow Release Conditions were met on May 4, 2023 and as a result, Integra issued 14,000,000 post-Consolidation Common Shares and received gross proceeds of C$24.5 million.
Concurrent with the announcement of the Millennial Transaction, the Company announced that it had entered into an agreement with Wheaton, and a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton agreed to purchase the lesser of: (a) C$15 million of 2023 Subscription Receipts at the 2023 Issue Price; (b) such number of 2023 Subscription Receipts that would result in Wheaton owning 9.9% of

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

the issued and outstanding Common Shares (following the completion of the proposed Millennial Transaction and the conversion of the 2023 Subscription Receipts issuable to Wheaton and pursuant to the 2023 Brokered Offering); and (c) 30% of the combined 2023 Subscription Receipts to be issued to Wheaton and investors in the 2023 Brokered Offering (the “2023 Non-Brokered Offering”). On March 16, 2023, the Company and Wheaton completed the 2023 Non-Brokered Offering, resulting in the issuance and sale to Wheaton of 6,000,000 post-Consolidation 2023 Subscription Receipts for aggregate gross proceeds of C$10.5 million.
The 2023 Escrow Release Conditions were met on May 4, 2023 and as a result, Integra issued 6,000,000 post-Consolidation Common Shares and received gross proceeds of C$10.5 million.
In connection with the 2023 Non-Brokered Offering, the Company entered into an investor rights agreement dated March 16, 2023 (the “Wheaton IRA”) and a right of first refusal agreement dated May 4, 2023 (the “ROFR Agreement”) with Wheaton entities providing Wheaton with certain participation rights in future equity offerings by Integra and a right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties of Integra or its affiliates, including the Millennial properties acquired in the Millennial Transaction, and any properties Integra acquires in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects held by Integra (including the Millennial properties acquired in the Millennial Transaction).
Maiden Preliminary Economic Assessment for the Nevada North Project
On August 14, 2023 the Company filed a technical report for the Nevada North Project entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA” dated July 30, 2023, with an effective date of June 28, 2023. The technical report is available on the Company’s profile on SEDAR+ at www.sedarplus.ca. For further details regarding the Nevada North Project, please refer to the “Nevada North Project” section below.
Updated Mineral Resource Estimate for the DeLamar Project
On November 8, 2023 the Company filed a technical report for the DeLamar Project entitled “Technical Report for the DeLamar and Florida Mountain Gold – Silver Project, Owyhee County, Idaho, USA” dated October 31, 2023 with an effective date of August 25, 2023. The technical report is available on the Company’s profile on SEDAR+ at www.sedarplus.ca. For further details regarding the DeLamar Project, including on the Company's current DeLamar Report, please refer to the “DeLamar Project” section below.
2024
Wheaton Royalty Transaction
On February 21, 2024, Integra announced that through its wholly-owned subsidiary, DeLamar Mining Company, it has entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals (the “Wheaton Royalty Transaction”), pursuant to which Wheaton Precious Metals (Cayman) Co. acquired a 1.5% net smelter returns royalty on metal production from all claims of the DeLamar Project for an aggregate cash purchase price of US$9.75 million, to be paid in two installments. The first instalment of US$4.875 million was received by Integra on March 8, 2024. The second installment of US$4.875 million was received on July 12, 2024.
Rich Gulch LLC Land Acquisition
On March 8, 2024, Integra completed the acquisition of 17 patented claims in the Rich Gulch area of the DeLamar Project. Under the terms of the purchase agreement, Integra acquired all of the interests in such claims in exchange for US$2.1 million, which was satisfied through the issuance of 2,959,769 Common Shares.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Unit Offering
On March 13, 2024, Integra announced the completion of a bought deal public offering, pursuant to which Integra issued a total of 16,611,750 units (the “Units”), including the full exercise of the over-allotment option by a syndicate of underwriters led by Cormark Securities Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, Ventum Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc. (collectively, the “Underwriters”), at a price of C$0.90 per Unit for aggregate gross proceeds of C$14,950,575 (the “Unit Offering”). The Units were issued pursuant to a definitive underwriting agreement dated March 7, 2024 as among the Company and the Underwriters. Each Unit was comprised of one Common Share and one-half (½) of one Common Share purchase warrant (each whole warrant, a “Warrant”). The Warrants were issued pursuant to, and are governed by, a warrant indenture between the Company and TSX Trust Company dated March 13, 2024 (the “Warrant Indenture“). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of C$1.20 per Common Share until March 13, 2027. The Warrants issued pursuant to the Unit Offering were listed on the TSX-V on March 22, 2024 under the symbol “ITR.WT".
GreenLight Metals Option
On June 11, 2024, Millennial Silver Nevada Inc. (“MSN“), a wholly-owned subsidiary of Integra, entered into an option agreement with GreenLight Metals USA Corporation, a wholly-owned subsidiary of Green Light Metals Inc. (“GreenLight“), regarding the Cerro Colorado Property (“Cerro Colorado“), located within the Pima Mining District, 70 kilometers (“km”) (~43 miles) southwest of Tucson, Arizona. MSN currently owns 100% of the membership interests (the “Interests”) in Millennial Arizona LLC (“Millennial Arizona”) which, pursuant to a mining lease and option to purchase agreement, holds the right to acquire Cerro Colorado. As part of the agreement, MSN has granted GreenLight an exclusive option for a period of 12 months to purchase the Interests in Millennial Arizona. GreenLight is a private company focused on critical minerals exploration in the United States. Pursuant to the terms of the agreement, MSN granted to GreenLight an exclusive option to purchase the Interests as set forth in a membership interest purchase agreement for a period of 12 months. In consideration for the grant of the option, GreenLight has agreed to deliver common shares (the “GreenLight Shares”) valued at no less than C$500,000 to Integra. The GreenLight Shares were paid in two tranches: (i) the first tranche of GreenLight Shares, valued at no less than C$250,000, was delivered on June 13, 2024; and (ii) the second tranche of GreenLight Shares, valued at no less than C$250,000, was delivered on December 30, 2024. GreenLight elected to not exercise the purchase option under the option agreement and the option agreement expired on June 11, 2025.
FCGI Transaction
On July 29, 2024, Integra announced that it had entered into a definitive agreement dated July 28, 2024 (the “Arrangement Agreement”) pursuant to which Integra agreed to acquire all of the issued and outstanding common shares (the “FCGI Shares”) of FCGI by way of a court-approved plan of arrangement (the “Florida Canyon Transaction”). On September 3, 2024, Integra entered into an agreement to amend certain terms of the Arrangement Agreement. The Florida Canyon Transaction was approved by FCGI’s shareholders on October 25, 2024.
On November 8, 2024, Integra announced the completion of the Florida Canyon Transaction. Under the terms of the Florida Canyon Transaction, shareholders of FCGI received 0.467 of a Common Share of Integra for each FCGI Share held. Integra filed a Form 51-102F4 – Business Acquisition Report dated November 8, 2024, in respect of the acquisition of all of the issued and outstanding FCGI Shares.
In connection with the closing of the Florida Canyon Transaction, Sara Heston and Stephen de Jong resigned from the Board and Janet Yang and Ian Atkinson were appointed to the Board.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Financings
Concurrent with the announcement of the Florida Canyon Transaction, the Company announced that it had entered into an agreement with Stifel Nicolaus Canada Inc. and Eight Capital, as co-lead underwriters and joint bookrunners (collectively, the “2024 Underwriters”), in connection with a bought deal private placement of 14,900,000 subscription receipts (each, a “2024 Subscription Receipt”) at a price of C$1.35 per 2024 Subscription Receipt (the “2024 Issue Price”) for aggregate gross process of C$20,115,000. On August 20, 2024, Integra and the 2024 Underwriters entered into a definitive underwriting agreement and completed the sale of 14,900,000 2024 Subscription Receipts at the 2024 Issue Price. Each 2024 Subscription Receipt represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Florida Canyon Transaction other than the issuance of the Common Shares to shareholders of FCGI) (the “2024 Escrow Release Conditions”), without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated August 21, 2024 (the “2024 Subscription Receipt Agreement”) as among the Company, TSX Trust Company as the subscription receipt agent, the 2024 Underwriters.
The 2024 Escrow Release Conditions were met on November 8, 2024 and as a result, Integra issued 14,900,000 Common Shares and received gross proceeds of C$20,115,000.
Beedie Capital Credit Facility
On February 21, 2024, Integra announced that it had entered into a third supplemental agreement dated February 20, 2024 (the “Third Supplemental Agreement”), to amend the convertible loan agreement between Beedie Investments Ltd. ("Beedie Capital") and Integra dated July 28, 2022 (the "Loan Agreement"), pursuant to which, among other items, Beedie Capital consented to the Wheaton Royalty Transaction and the parties agreed to amend the participation rights afforded to Beedie Capital with respect to future equity financings under the Loan Agreement.
On July 28, 2024, Integra entered into a fourth supplemental agreement to the Loan Agreement (the “Fourth Supplemental Agreement”) pursuant to which, among other items: (i) Beedie Capital consented to the Florida Canyon Transaction; (ii) Integra agreed that upon completion of the Florida Canyon Transaction, FCGI and its subsidiaries will become loan parties and provide guarantees and security for Integra's obligations under the Loan Agreement; and (iii) Beedie Capital agreed to a second advance in the amount of $5,000,000 subject to satisfaction of certain conditions set out in the Fourth Supplemental Agreement (the “Second Advance”).
Pursuant to the Fourth Supplemental Agreement, Beedie Capital and Integra further agreed to, conditional upon closing of the Florida Canyon Transaction, amend the terms of the Loan Agreement to provide for the following: (i) modification of the conversion price on the initial advance of $10 million (the “Initial Advance”) under the Loan Agreement from C$2.3625 per Common Share (on a post-Consolidation basis) to a 25% premium to the 2024 Issue Price, being C$1.6875; (ii) extension of the maturity date of the Loan Agreement from July 28, 2025 to July 31, 2027; (iii) extension of the period during which scheduled interest payments will be capitalized as principal from the current expiry date of July 31, 2024 to December 31, 2024; (iv) modification of the make-whole fee from the amount of interest Integra would have paid had the full facility available under the Loan Agreement continued for 30 months from the Initial Advance to 48 months from the Initial Advance; and (v) modification of the covenant requiring Integra to maintain a balance of unrestricted cash no less than $2 million to $5 million. The Company announced on November 8, 2024 that it had drawn a Second Advance in the principal amount of $5 million, with a conversion price equal to C$1.6875 per Common Share.
On November 8, 2024, Integra entered into a fifth supplemental agreement to the Loan Agreement (the “Fifth Supplemental Agreement”) pursuant to which Beedie Capital agreed to amend the definition of permitted funded debt to facilitate the Florida Canyon Transaction.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

2025
Corporate
On January 10, 2025, the Board appointed George Salamis as President, Chief Executive Officer and Director and Anna Ladd-Kruger as Chair of the Board, effective immediately. Mr. Salamis succeeded Jason Kosec as Integra’s President and Chief Executive Officer. Mr. Kosec also resigned as a director of the Company.
On February 20, 2025, the Company announced that the Board had appointed Dale Kerner as Vice President of Permitting.
On March 25, 2025, the Company announced that the Board had appointed Clifford Lafleur as Chief Operating Officer.
On March 27, 2025, BDO Canada LLP was appointed as the auditor of the Company, replacing MNP LLP which resigned as auditor effective as of the same day.
On March 28, 2025, the Company announced that the Board had appointed Sean Deissner as Vice President, Finance.
On April 2, 2025, the Company announced the appointment of Lieutenant General (Ret.) Leonard Kosinski as an advisor to the Board.
On October 9, 2025, the Company announced the resignation of Eric Tremblay as a director of the Company.
Beedie Capital Facility
On March 11, 2025, Integra entered into a sixth supplemental agreement to the Loan Agreement, pursuant to which Beedie Capital agreed to consent to certain agreements related to the Company’s hedging transaction facility.
On December 22, 2025, the Company announced the full conversion and repayment of the Beedie Capital convertible debenture facility (the "Facility") under the Loan Agreement, as amended. Pursuant to the terms of the Loan Agreement, the Company issued a total of 12,295,081 Common Shares at a deemed price per Common Share of C$1.6875 (US$1.22) to retire the full US$15 million principal amount drawn under the Facility and paid US$2,896,712 in accrued interest and standby fees. In connection with the conversion and repayment of the Facility, the Facility has been retired and certain assets secured under the Loan Agreement have been released. There are no further amounts due or owing to Beedie Capital under the Loan Agreement.
Pursuant to the terms of the Loan Agreement, certain provisions including, but not limited to, Beedie Capital’s Board observer and nomination rights, and pre-emptive rights, survive termination of the Facility. In connection with the conversion and repayment of the Facility, the Company agreed to amend the termination provisions of Beedie Capital’s Board nomination right such that Beedie Capital’s right to nominate an individual to the Board will not terminate when Beedie Capital owns less than 10% of the Company’s issued and outstanding Common Shares (the “Nominating Threshold”) and will reinstate if Beedie Capital satisfies the Nominating Threshold at any time after not meeting the Nominating Threshold provided Beedie Capital at all times holds not less than 7.5% of the issued and outstanding Common Shares.
Florida Canyon Mine
On January 22, 2025, the Company announced production results for the year ended December 31, 2024.
DeLamar Project
On April 2, 2025, the Company announced that it had submitted the updated Mine Plan of Operations (“MPO”) to the U.S. Bureau of Land Management (“BLM”) for the DeLamar Project.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

On August 15, 2025, the Company announced that the Company had entered into a relationship agreement with the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation whose aboriginal territories cover much of the tri-state area of Idaho, Nevada, and Oregon, including the location of the DeLamar Project.
On September 4, 2025, the Company announced that the updated MPO for the DeLamar Project had been determined by the BLM to have met the content requirements of the United States Code of Federal Regulations, Title 43 Subpart 3809.
On December 17, 2025, the Company delivered its feasibility study for the DeLamar Project that confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and high rate of return.
Nevada North Project
On May 14, 2025, the Company announced as part of its financial and operating results for the three months ended March 31, 2025 that the Company submitted a “Mountain View Exploration Plan of Operations” and “Nevada Reclamation Permit Application” to the BLM Black Rock Field Office and the Nevada Division of Environmental Protection.
Subsequent to December 31, 2025
Corporate
On February 23, 2026, the Company provided production, operating costs, sustaining and growth capital, and development spending guidance for 2026. The Company also provided a production outlook for the Florida Canyon Mine for 2027 and 2028.
On March 2, 2026, the Company announced that the Board had appointed Scott Guay as Vice President, Project Development.
On March 12, 2026, the Company announced that it had appointed Chantal Lavoie to the Board.
Financing
On February 9, 2026, the Company announced the completion of a bought deal public offering, pursuant to which Integra issued a total of 18,121,600 Common Shares at a price of $3.40 per Common Share for aggregate gross proceeds of $61,613,440 (the "2026 Public Offering"), including the full exercise of the over-allotment option by a syndicate of underwriters led by Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. as co-lead underwriters and joint bookrunners, and including ATB Capital Markets Corp., Desjardins Securities Inc. and Raymond James Ltd. (the "2026 Underwriters"). The 2026 Public Offering was completed pursuant to an underwriting agreement dated February 4, 2026 (the "2026 Underwriting Agreement") entered into among the Company and the 2026 Underwriters.
Florida Canyon Mine
On January 26, 2026, the Company announced production results for the year ended December 31, 2025.
DeLamar Project
On January 12, 2026, the BLM formally established a federal permitting schedule under the National Environmental Policy Act (“NEPA”) for the Company’s DeLamar Project. The BLM-defined schedule contemplates publication of a Notice of Intent (“NOI”) in the second quarter of 2026, followed by an anticipated 15-month NEPA review period, culminating in the issuance of an Environmental Impact Statement (“EIS”) and Record of Decision (“ROD”) in the third quarter of 2027.
On January 14, 2026, the Company announced that the DeLamar Project has been selected for inclusion in the United States Federal Permitting Improvement Steering Council FAST-41 Transparency Projects

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Program, a federal permitting framework designed to improve interagency coordination and increase transparency.
On February 2, 2026, the Company filed the DeLamar Report (as defined below). The DeLamar Report is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. For further details regarding the DeLamar Project, please refer to the “DeLamar Project” section below.
On February 17, 2026, the Company completed the acquisition of a strategically located 6,600-acre ranch contiguous with the DeLamar Project for a purchase price of $12,500,000.

THE BUSINESS
General Overview
Integra is a growing Canadian-based precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western United States. The Company's principal focus includes operating the Florida Canyon Mine and engaging in exploration and development of its two flagship development-stage heap leach projects: the past producing DeLamar Project in southwestern Idaho, and the Nevada North Project in western Nevada.
Previous to the acquisition of the Florida Canyon Mine on November 8, 2024, Integra owned no producing properties and, consequently, had no operating income or cash flow from its properties, nor had it had any income from operations in the financial year ended December 31, 2023. As a consequence, operations of Integra were primarily funded by equity financings until the acquisition of the Florida Canyon Mine.
As of November 8, 2024, Integra transitioned from a development stage company to a gold producing company with 100% of Integra’s gold production for the years ended December 31, 2024 and December 31, 2025 generated at the Florida Canyon Mine.
Please see “General Development of the Business – Three Year History” and “General Development of the Business – Trends and Outlook” sections above and “Florida Canyon Mine”, “DeLamar Project” and “Nevada North Project” sections below for further details on the Projects.
Specialized Skills
Integra’s business requires specialized skills and knowledge in the areas of mining operations, geology, drilling, planning, implementation of exploration programs, compliance, engineering, metallurgy, economic studies, project development, permitting. To date, Integra has been able to locate and retain such professionals in Canada and the United States and believes it will continue to do so.
Competitive Conditions
Integra operates in a very competitive industry and competes with other companies, many of which have greater technical and financial facilities for the recruitment and retention of qualified employees, as well as for the acquisition and development of mineral properties
Business Cycles
The precious metals sector is very volatile and cyclical. Despite the gold price being at an all-time high, appetite for gold and silver mining equities remain volatile. In addition to commodity price cycles and recessionary periods, exploration activity may also be affected by seasonal and irregular weather conditions in Idaho and Nevada.
Environmental Protection Requirements
Integra’s operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation mandates, among other things, the maintenance of air and water

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

quality standards and land reclamation. Such legislation also sets forth limitations on the general handling, transportation, storage, and disposal of solid and hazardous waste. A breach of such legislation may result in imposition of fines and penalties. Certain types of operations may also require the submission and approval of environmental impact assessments.
Environmental legislation is evolving in a manner that means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies including its directors, officers and employees. To the best knowledge of the Company, it is in compliance with all environmental laws and regulations in effect where its properties are located. None of the Company’s sites were charged with fines or sanctions related to environmental incidents in 2025.
The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Environmental protection requirements did not have a material effect on the capital expenditures, earnings, or competitive position of the Company during the 2025 financial year and are not expected to have a material effect during the 2026 financial year.
Employees
As of December 31, 2025, Integra had three hundred and twenty-two (329) employees which includes employees located in Nevada, United States (298), Idaho, United States (18), British Columbia, Canada (10), Ontario, Canada (2), and Utah, United States (1).
Foreign Operations
The DeLamar Project is located in Idaho and the Florida Canyon Mine and the Nevada North Project are located in Nevada. Mineral operations, exploration and development activities in the United States may be affected in varying degrees by government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions may adversely affect Integra’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on permitting, production, price controls, income taxes, expropriation of property, environmental legislation and mine safety.
Social and Environmental Policies
Integra believes that responsible resource development is fundamental to creating long-term value for all stakeholders. Integra’s core values of integrity, care, and innovation guide the Company in every aspect of its business. Integra is dedicated to achieving high standards of environmental stewardship, social responsibility, and economic performance.
The Board has established an Environment, Social, Governance Committee which is responsible for oversight with respect to environment, social, and governance matters to ensure the Company conducts operations at its Projects in an environmentally and socially responsible manner and in compliance with all applicable laws and regulations.
Integra publishes an annual Sustainability Report that highlights the Company’s approach and performance on environment, social and governance initiatives. The Company's Sustainability Report published in 2025 outlined the Company's key sustainability performance highlights for 2024, including:
•Maintained zero reportable spills across the Company's development projects and at operating sites since Integra ownership.
•Sustained water management performance across the Company's operations, with no breaches in water discharge permits and strict adherence to environmental standards.
•Expanded the Company’s Memorandum of Understanding with Trout Unlimited to include additional conservation efforts in proximity to Integra’s operations in northern Nevada.

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Year ended December 31, 2025
All amounts in USD unless otherwise stated

•Contributed over $90,000 to local communities through donations, sponsorships, and in-kind support, supporting over 22,500 people through community programs and strategic investments.
•Connected with more than 12,000 individuals through meaningful outreach and stakeholder engagement efforts.
•Exemplary Health & Safety performance at Florida Canyon Mine in 2024, underlined by 9 team members receiving safety awards from the Nevada Mining Association.
•Achieved zero lost-time injuries across all assets, with a year-over-year improvement in the total incident frequency rate.
•30% of corporate objectives are ESG-linked and 100% of these metrics were fulfilled.
Integra's annual Sustainability Reports are available on the Company’s website at www.integraresources.com.
The Board has adopted a Code of Business Conduct and Ethics (the “Code”) that is intended to document the principles of conduct and ethics to be followed by directors, executives, employees and consultants of the Company. Its purpose is to (i) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict; (iii) promote full, fair, accurate, timely and understandable disclosure in reports and documents that Integra files with, or submits to, the securities regulators and in other public communications made by the Company; (iv) promote compliance with applicable governmental laws, rules and regulations; (v) promote the prompt internal reporting to an appropriate person of violations of the Code; (vi) promote accountability for adherence to the Code; (vii) provide guidance to employees, officers and directors to help them recognize and deal with ethical issues; (viii) provide mechanisms to report unethical conduct; and (ix) help foster culture of honesty and accountability.
The Board also adopted a Safety, Environmental and Social Responsibility Policy to be followed by employees, consultants, officers and directors of Integra. Its purpose is to outline how Integra, together with its directors, officers, employees, consultants and contractors, will conduct its business in a safe and environmentally friendly manner and to the highest standards of corporate social responsibility.
The Company has entered into a relationship agreement with the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation (the “Shoshone-Paiute Tribes”) (the "Relationship Agreement") whose aboriginal territories cover much of the tri-state area of Idaho, Nevada, and Oregon. The Relationship Agreement provides the Company and the Shoshone-Paiute Tribes a framework to guide a mutually beneficial long-term relationship over the life of mine at DeLamar. The Relationship Agreement lays the foundation for a strong partnership by aligning interests across several key measures, including economic opportunities, environmental protection, cultural recognition, and social performance.
Principal Markets and Distribution
The Company currently sells its refined gold to metal traders located in the United States and Canada. The Company is not economically dependent on a limited number of customers for the sale of its gold as its products can be sold through numerous world-wide commodity markets, traders, and financial institutions.
Risk Factors
The Company is subject to a number of risks and uncertainties due to the nature of its business. Readers are advised to study and consider risk factors stressed below. While the Company considers the risks set out below to be the most significant to potential investors, they are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially adversely affect the Company’s business, financial condition,

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

results of operations, cash flows or prospects. If any of these risks materialize into actual events or circumstances, the Company’s business, financial condition, results of operations , cash flows or prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Common Shares could decline and investors may lose all or part of their investment. Accordingly, potential investors should carefully consider the risks set out below and elsewhere in the Company’s public disclosure record before purchasing Common Shares.
Limitations on the mineral resource and reserve estimates
The Company’s mineral resources and mineral reserves are estimates only and are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and require judgmental interpretations of geology, structure, grade distributions and trends and other factors. The Company’s mineral resource and mineral reserve estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other factors. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company’s control. Estimation is a subjective process, and the accuracy of the Company’s mineral resource and mineral reserve estimate is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation of that data and the level of congruence with the actual size and characteristics of the Company’s deposits. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or geological formations may be different from those predicted. Further, it may take many years before production is possible, and during that time the economic feasibility of exploiting a discovery may change. These estimates may, therefore, require adjustments or downward revisions based upon further exploration or development work, drilling or actual production experience.
Fluctuations in gold and silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties may require revision of the Company’s mineral resource and mineral reserve estimates. Prolonged declines in the market price of gold or silver may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company’s mineral reserves. Mineral resource estimates are based on drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more geologic and drilling information becomes available and as actual production experience is gained. Mineral resources and mineral reserves should not be interpreted as assurances of LOM or of the profitability of future operations. There is a degree of uncertainty in estimating mineral resources and mineral reserves and of the grades and tonnages that are forecast to be mined and, as a result, the grade and volume of gold or silver that the Company mines, processes and recovers may not be the same as currently anticipated. Any material reductions in estimates of mineral resources and mineral reserves, or of the Company’s ability to economically extract these mineral reserves, could have a material adverse effect on the Projects and the Company’s business, financial condition, results of operations, cash flows or prospects.
Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves. Inferred mineral resources have a substantial degree of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources reported herein will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable.
Dependence on the Florida Canyon Mine
The Florida Canyon Mine accounts for all of the Company’s current production and is expected to continue to account for all of its production in the near term. Any adverse condition affecting mining, processing conditions, or ongoing work at the Florida Canyon Mine could have a material adverse effect

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

on the Company’s financial performance and results of operations. Even though the Company has established mining operations and estimates of future production, various factors, including costs, actual mineralization, consistency and reliability of ore grades, processing rates, and commodity prices can affect cash flow and profitability, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The cost and availability of suitable machinery, supplies, mining equipment, and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants, can also affect successful project operations. The activities of the Company at the Florida Canyon Mine may also be subject to prolonged disruption from a variety of risks normally encountered in production of precious metals as further described below. The failure of the Company to achieve its production estimates could have a material and adverse effect on its business, financial condition, results of operations, cash flows and prospects.
Infrastructure
Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company's business, financial condition, results of operations, cash flows and prospects.
Operational risks
Mining operations generally involve a high degree of risk. The Company's operations are subject to all the hazards and risks normally encountered in the exploration, development and production of metals including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, insufficient water, pit wall failure and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of, mines and other production facilities, damage to life or property, environmental damage and possible legal liability. Although adequate precautions to minimize risk will be taken, operations are subject to hazards such as fire, equipment failure or failure of retaining mechanisms, conditions which may result in environmental pollution and consequent liability. The Company's operating expenses and capital expenditures may increase in subsequent years as consultants, personnel and equipment associated with advancing exploration, development and commercial production of its properties are added. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s business, financial condition, results of operations, cash flows and prospects.
The Company may not achieve its production estimates
The Company has and anticipates preparing estimates of future gold production for its operating mine. The Company cannot give any assurance that it will achieve its production estimates. The failure of the Company to achieve its production estimates could have a material and adverse effect on any or all of its business, financial condition, results of operations, cash flows and prospects. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.
The Company’s actual production may vary from its estimates for a variety of reasons, including: interruptions of the Company’s supply chain; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

sequential development of ore bodies and the processing of new or different ore grades from those planned; mine and related infrastructure failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses, and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production. Depending on the price of gold or other minerals, the Company may determine that it is impractical to continue commercial production.
The Company's cost estimates may not prove accurate
Capital and operating cost estimates discussed herein may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, anticipated production royalties, duties, taxes, gold and metal prices, market conditions for required products and services, and other factors and assumptions including foreign exchange currency rates. It is important to note that the Company’s cost estimates are impacted by the price of gold sold by the Company as a higher gold price increases royalty and tax obligations. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting, and restrictions on production quotas on exportation of minerals); and title claims. Changes in the Company’s anticipated production costs could have a major impact on any future profitability. Changes in costs of the Company’s anticipated mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel, and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve and mineral resource estimates. Many of these factors may be beyond the Company’s control. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s business, financial condition, results of operations, cash flows and prospects.
Increases in production and development costs
Changes in the Company’s production and development costs could have a major impact on its profitability. Its main production and development expenses are contractor costs, materials including diesel fuel, personnel costs and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, (including the continuance or escalating military tensions related to Iran, between Russia and Ukraine, and economic sanctions in relation thereto, or otherwise), increased costs and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company’s control. The Company also relies on third party suppliers for a number of raw materials. Any material increases in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials (including as a result of the continuance or escalation of military tensions related to Iran, and between Russia and Ukraine and economic sanctions in relation thereto, or otherwise) could have a material adverse effect on the Company'sbusiness, financial condition, results of operations, cash flows and prospects.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Resource exploration and development is a speculative business and involves a high degree of risk, which may result in the Company not receiving adequate return on invested capital
Resource exploration and development is a speculative business and involves a high degree of risk. There is no certainty that the expenditures to be made by Integra in the exploration of the Company’s mineral properties or otherwise will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by Integra will be affected by numerous factors beyond the control of Integra. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Integra not receiving an adequate return on invested capital.
Financing risks
Integra may require additional funding to conduct future exploration and development programs on the Company’s mineral properties and to conduct other exploration and development programs. If Integra’s current exploration and development programs are successful, additional funds will be required for the development of an economic mineral body and to place it into commercial production. Historically, capital requirements have been primarily funded through the sale of Common Shares or other securities of the Company. Factors that could affect the availability of financing include the progress and results of ongoing exploration at the Company’s mineral properties, the state of debt and equity markets, and investor perceptions and expectations of the global minerals markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company. Based on the amount of funding raised, the Company’s planned exploration or other work programs may be postponed, or otherwise revised, as necessary.
Reclamation Costs
The Company’s operations are subject to closure and reclamation plans that establish obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation timing, concepts, and plans, which could increase costs.
Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for the Company’s operations in order to fund an increase to a reclamation bond. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The Company’s accruals for the costs of reclamation of its operations are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. Obtaining regulatory approval of the Company’s reclamation activity may also add additional time and costs to reclamation. The Company’s mineral properties currently require reclamation work of approximately $1,500,000 per year for the foreseeable future. The Company currently has sufficient financial resources to cover such obligations, however, if actual costs are significantly higher than current estimates, then results of the Company’s business, financial condition, results of operations, cash flows and prospects could be materially adversely affected.
Volatility of commodity prices
The development and profitability of the Company’s mineral properties is dependent on the future prices of gold and silver. The Company’s profitability will be significantly affected by changes in the market prices of gold and silver. Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company’s control. Such factors include, but are not limited to, interest and exchange rates,

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted) and political developments. The effect of these factors on the prices of precious metals, and therefore the economic profitability and viability of the Company’s mineral properties, cannot be accurately determined. The prices of gold and silver have historically fluctuated widely, and future price declines could cause the operation and development of (and any future commercial production from) the Company’s mineral properties to be impracticable or uneconomic. As such, the Company may determine that it is not economically feasible to operate or commence commercial production, which could have a material adverse impact on the Company’s business, financial condition, results of operations, cash flows and prospects. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.
Reliance on management
The success of the Company depends to a large extent upon its abilities to retain the services of its senior management and key personnel. The loss of the services of any of these persons could have a materially adverse effect on the Company’s business and prospects. There is no assurance the Company can maintain the services of its directors, officers or other qualified personnel required to operate its business.
Environmental risks and other regulatory requirements
The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations, including any proposed development of the Company’s mineral properties, will require the submission and approval of environmental impact assessments. Environmental legislation is evolving to stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has potential to reduce the profitability of operations.
There is the potential for substances or conditions existing on the DeLamar Project that would impose obligations on the Company under environment law arising from prior mining activities. The mine on the property has been in closure for approximately 20 years with only modest ongoing reclamation obligations remaining and Integra has no indication of any latent environmental damage. Nevertheless, the DeLamar Project was the source of historical mining activity going back over 100 years and any undiscovered issue existing on the property from those activities would likely be the responsibility of Integra.
Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.
The Company does not maintain insurance against all environmental risks. As a result, any claims against the Company may result in liabilities that could have a significant adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.
Amendments to current environmental laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on Integra and cause increases in capital expenditures or

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.
The Company cannot give any assurances that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially or adversely affect its financial condition. There is no assurance that future changes to environmental regulation, if any, will not adversely affect the Company.
Water Rights
Integra’s current and future mining operations will require significant quantities of water for mining, ore processing and related support facilities. Continuous production and project development is dependent on the Company’s ability to acquire and maintain water rights and claims and to defeat claims adverse to current water uses in legal proceedings. The Company cannot predict the potential outcome of future legal proceedings relating to enforcement of water rights, claims and uses, or potential pressure from other users of water, government agencies and officials, and/or non-governmental organizations to limit the amount of water made available to or used for mining activities, regardless of legally valid water rights. Water shortages may also result from weather or environmental and climate impacts outside of the Company’s control. Shortages in water supply or the inability to acquire and maintain water rights could result in development delays, as well as production and processing interruptions. In addition, the scarcity of water in certain regions could result in increased costs to obtain sufficient quantities of water for the Company to develop projects or conduct operations.
The loss of some or all water rights, ongoing litigation to enforce existing or new water rights, ongoing shortages of water to which the Company has rights and/or significantly higher costs to obtain sufficient quantities of water could result in the Company’s inability to develop its projects, maintain production at current or expected levels, require the Company to curtail or shut down mining operations, and could prevent the Company from pursuing expansion or development opportunities, which could adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects. Laws and regulations may be introduced in some jurisdictions in which the Company operates which could also limit access to sufficient water resources, adversely affecting existing operations or expansion or development plans.
Permitting
Integra’s mineral property interests are subject to receiving and maintaining permits from appropriate governmental authorities. In particular, Integra will need to receive numerous permits from appropriate governmental authorities including those relating to mining operations, occupational health, toxic substances, waste disposal, safety, environmental protection, land use and others. There is no assurance that the Company will be able to obtain all necessary renewals of existing permits, additional permits for any possible future developments or changes to operations or additional permits associated with new legislation. Further, failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing activities to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions.
Title
The acquisition of title to resource properties in the part of western United States where the Company’s mineral properties are located is a very detailed and time-consuming process. No assurances can be given that there are no title defects affecting the properties in which Integra has an interest. The Company’s mineral properties include areas with prospective exploration potential that lie on unpatented mining claims with a lengthy history of prior ownership and operations. The Company’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Other parties may dispute title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by indigenous people. Title may also be affected by undetected encumbrances or defects or governmental actions. Integra has not

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

conducted surveys of the Company’s mineral properties and the precise area and location of claims and other mineral rights may be challenged. Integra may not be able to register rights and interests it acquires against title to applicable mineral properties. An inability to register such rights and interests may limit or severely restrict Integra’s ability to enforce such acquired rights and interests against third parties or may render certain agreements entered into by Integra invalid, unenforceable, uneconomic, unsatisfied or ambiguous, the effect of which may cause financial results yielded to differ materially from those anticipated. Although Integra believes it has taken reasonable measures to ensure proper title to the Company’s mineral properties, there is no guarantee that such title will not be challenged or impaired.
The Company’s mineral properties are also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company’s interest in their mineral properties.
Surface Rights
Access to Integra's mineral properties may be governed by surface use agreements or other forms of access rights or agreements such as easements and rights-of-way. There can be no assurance that the Company will be able to obtain or maintain such agreements or rights on acceptable terms or at all. Failure to meet or otherwise satisfy required contractual obligations and make payments with respect to such agreements and rights or to otherwise obtain such agreements or rights may result in loss of access to the mineral properties and could adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.
Community relationships
The Company’s relationships with the community in which it operates are critical to ensure the future success of its existing operations and the construction, development and operation of the Company’s mineral properties. While the Company is committed to operating in a socially responsible manner, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows or prospects.
The use of certain derivative products may increase credit risk, market liquidity risk, and unrealized market-to-market risk for Integra.
From time-to-time Integra may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk – the risk of default on amounts owing to Integra by the counterparties with which Integra has entered into transactions; (ii) market liquidity risk – risk that Integra has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Integra incurring an unrealized mark-to-market loss in respect of such derivative products. There is no assurance that any such hedging transactions designed to reduce the risk associated with fluctuations will be successful. Hedging may not adequately protect against volatility in the hedge transaction. Furthermore, although hedging may protect Integra from downside risk, it may also prevent Integra from benefiting in the upside opportunity.
Foreign country risk
The Company’s principal mineral properties are located in the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations;

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.
The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.
Although the Company believes that its exploration, development and production activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail exploration, development or production of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flow and prospects. The Company does not carry political risk insurance.
Compliance with anti-corruption laws
The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its officers, directors, employees and agents from bribing or making other prohibited payments to foreign government officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws.
Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.
As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to anti-corruption and anti-bribery, as well as business ethics, which have been designed to ensure that the Company and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its officers, directors, employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Influence of third-party stakeholders
The mineral properties in which Integra holds an interest, or the production and exploration equipment and road or other means of access which Integra intends to utilize in carrying out its work programs or general business mandates, may be subject to interests or claims by third party individuals, groups or companies. In the event that such third parties assert any claims, Integra’s work programs may be delayed even if such claims are not meritorious. Such claims may result in significant financial loss and loss of opportunity for Integra.
Insurance
Exploration, development and production operations on mineral properties involve numerous risks, including, but not limited to, unexpected or unusual geological operating conditions, mine infrastructure failures, ground or slope failures, fires, environmental occurrences and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes. It is not always possible to obtain insurance against all such risks and Integra may decide not to insure against certain risks because of high premiums or other reasons. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to Integra’s properties or the properties of others, delays in exploration, development or mining operations, monetary losses and possible legal liability. Integra expects to maintain insurance within ranges of coverage which it believes to be consistent with industry practice for companies of a similar stage of development. Integra expects to carry liability insurance with respect to its operations, but is not expected to cover any form of political risk insurance or certain forms of environmental liability insurance, since insurance against political risks and environmental risks (including liability for pollution) or other hazards resulting from exploration, development or production activities is prohibitively expensive. Should such liabilities arise, they could reduce or eliminate future profitability and result in increasing costs and a decline in the value of the securities of Integra. If Integra is unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy. The lack of, or insufficiency of, insurance coverage could adversely affect Integra’s business, financial condition, results of operations, cash flows and prospects.
Climate change
A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial, and local levels. Regulation relating to emission levels (such as carbon taxes), energy efficiency, and reporting of climate-change related risks is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company’s operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can also have significant impacts, directly and indirectly, on the Company’s operations and could result in damage to facilities, disruptions in accessing its sites with labour and essential materials or in shipping products from its mines, risks to the safety and security of its personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply its development and operations, and the temporary or permanent cessation of one or more of the Company’s operations.
There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.
Litigation risk
All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.
Significant competition for attractive mineral properties
Significant and increasing competition exists for the limited number of mineral acquisition opportunities available. Integra expects to selectively seek strategic acquisitions in the future, however, there can be no assurance that suitable acquisition opportunities will be identified. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than Integra, Integra may be unable to acquire additional attractive mineral properties on terms it considers acceptable. In addition, Integra’s ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to Integra may be limited by the number of attractive acquisition targets, internal demands on resources, competition from other mining companies and, to the extent necessary, Integra’s ability to obtain financing on satisfactory terms, if at all.
Acquisitions and integration
From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material property may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers, and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources.
There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.
Non-governmental organization intervention
In recent years, non-governmental organizations, as well as certain communities of both indigenous people and others, have been vocal and negative with respect to mining activities. The Company’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. Community groups or non-governmental organizations may create or inflame public unrest and anti-mining sentiment among the inhabitants in areas of mineral development. These communities and organizations have taken such actions as protests, road closures, work stoppages, and initiating lawsuits for damages. Such organizations can be involved, with financial assistance from various groups, in mobilizing sufficient local antimining sentiment to prevent the issuance of required permits for the development of mineral projects of other companies. While the Company is committed to operating in a socially responsible manner and obtain and increase its social acceptance to operate, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. Any actions by communities and non-governmental organizations may have a

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.
Securities of Integra are subject to price volatility
Capital and securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Integra including macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes, can impact the price of Integra’s Common Shares. There can be no assurance that continued fluctuations in mineral or commodity prices will not occur. As a result of any of these factors, the market price of the Common Shares of Integra at any given time may not accurately reflect the long-term value of Integra.
In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Integra.
Tax matters
The Company is subject to income taxes and other taxes in a variety of jurisdictions and the Company’s tax structure is subject to review by both Canadian and foreign taxation authorities. The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, financial condition, results of operations, cash flows and prospects.
The Company’s growth, profitability and ability to obtain financing may be impacted by global financial conditions
In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be materially adversely affected.
In particular, the imposition of protectionist or retaliatory trade tariffs by countries may impact the Company’s ability to import materials needed to conduct its operations, construct its projects, or to export its products at prices that are economically feasible. On February 1, 2025, the President of the United States signed an executive order which introduced tariffs on imports from countries including Canada and Mexico. In response, the Canadian and Mexican governments announced retaliatory tariffs on imports from the United States. Subsequently, certain of these tariffs have been delayed, lifted, adjusted, or reimposed, creating substantial uncertainty as to whether tariffs will be applied and, if so, the rates that will apply.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

The Company believes its revenues will be largely unaffected by the tariffs as it has flexibility where its gold production is refined. Labour, contractors, and energy are locally sourced and are not expected to be directly affected by the tariffs, if implemented. The Company continues to monitor developments and will take steps to limit the impact of such tariffs as appropriate.
Outside contractor risks
Certain aspects of the Company’s mining operations, such as drilling, blasting, development, transportation, and other day-to-day operations, are conducted by outside contractors. As a result, the Company is subject to a number of risks, including: reduced control over the aspects of the tasks that are the responsibility of the contractors; failure of the contractors to perform under their agreements with the Company; inability to replace the contractors if their contracts are terminated; interruption of services in the event that the contractors cease operations due to insolvency or other unforeseen events; failure of the contractors to comply with applicable legal and regulatory requirements; and failure of the contractors to properly manage their workforce resulting in labour unrest or other employment issues.
A cyber security incident could adversely affect the Company’s ability to operate its business
Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental data, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Company’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore, any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology systems including personnel and other data that could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Company.
Integra’s operations are subject to human error
Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage Integra’s interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to Integra. These could include loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort Integra might undertake and legal claims for errors or mistakes by Integra personnel.
Conflicts of interest
Certain directors and officers of Integra are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Integra. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Integra. Directors and officers of Integra with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Disclosure controls and procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company’s management, so that decisions can be made about the timely disclosure of that information.
Management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls as of December 31, 2025 and concluded that the disclosure controls and procedures were effective.
Internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15(f) of the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.
Based on the criteria set forth in Internal Control – Integrated Framework (2013) by the Committee of Sponsoring Organizations of the Treadway Commission, the Company’s internal control over financial reporting include:
•Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS;
•Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.
Management has evaluated the effectiveness of the internal control over financial reporting as of December 31, 2025 and concluded that those controls were effective.
An independent consulting firm was engaged to assist management in assessing the effectiveness of internal control over financial reporting. The independent consultant reported his opinion to management and to the Audit Committee and concluded that the Company’s internal controls are effective.
BDO Canada LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company's annual consolidated financial statements.
Though the Company believes its internal safeguards over financial reporting are effective, the Company cannot provide absolute assurance.
Limitation of controls and procedures
Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherited limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

persons, by collusion of two or more people, external events beyond the entity’s control), internal control can only provide reasonable assurance that the objectives of the control system are met.
The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
There were no changes in internal control of the Company during the year-ended December 31, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.
Compliance with ESTMA
The Extractive Sector Transparency Measures Act (Canada) (the “ESTMA”), which came into force on June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments. The ESTMA requires reporting on the payment of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure improvement payments and any other prescribed payment over C$100,000. Failure to report, false reporting or structuring payments to avoid reporting may result in fines of up to C$250,000 (which may be concurrent). If Integra becomes subject to an enforcement action or is in violation of the ESTMA, this may result in significant penalties, fines and/or sanctions, which may have a material adverse effect on Integra's reputation.
Risks relating to the Company company’s dual-listing on the TSX-V and NYSE American
The Company is subject to the rules and regulations of the NYSE American and the TSX-V. Further, in order to maintain compliance with all continued listing requirements, the Company pays legal, accounting and compliance fees to advisors and regulatory organizations. Any changes to rules, regulations, policies or guidelines issued by regulatory authorities may impact the risk of non-compliance. There is no assurance that the Company will be able to comply with the applicable NYSE American or TSX-V continued listing standards or maintain its listing status on either the TSX-V or NYSE American. Any failure to comply with applicable continued listing requirements and regulations may result in the delisting of the Common Shares from the TSX-V and/or the NYSE American. Any voluntary or involuntary delisting may have material adverse effects on the Company’s business and financial condition.
Risks related to the enforcement of civil liabilities obtained under U.S. securities laws
The Company is a corporation existing under the laws of Canada and its registered and head office is in Canada. Most of the Company’s directors and officers are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of the Company’s assets, are located outside the United States. As a result, it may be difficult to serve process on the Company or such other persons, to effect service of process within the United States on certain of the Company’s directors and officers or enforce judgments obtained in the United States courts against the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States. Enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by these facts.
There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Risks related to maintaining proper internal controls
Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires that the Company’s management assess and report annually on the effectiveness of the Company’s internal controls over financial reporting and identify any material weaknesses in the Company’s internal controls over financial reporting. Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting.
If either the Company is unable to conclude that it has effective internal controls over financial reporting or, at the appropriate time, the Company’s independent auditors are unwilling or unable to provide an unqualified report on the effectiveness of the Company’s internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, investors may lose confidence in the Company’s operating results, the price of the Company’s shares could decline and the Company may be subject to litigation or regulatory enforcement actions.
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for implementing measures to make sure all internal controls are in place and will comply with the requirements of Section 404(b) of the Sarbanes-Oxley Act when it becomes effective from the 2026 financial reporting period.
Risks related the Company based on loss of our status as an emerging growth company and new compliance initiatives and corporate governance practices as a result
As a U.S. public company, the Company incurs significant legal, accounting and other expenses, and the Company expects to incur additional costs as it no longer qualify as an “emerging growth company” as of December 31, 2025. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of NYSE American and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. The Company’s management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased the Company’s legal and financial compliance costs and have made some activities more time consuming and costly. Moreover, these rules and regulations may make it more difficult and more expensive for the Company to obtain director and officer liability insurance.
These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Pursuant to Section 404 of the Sarbanes-Oxley Act, the Company is required to furnish a report by the Company’s senior management on the Company’s internal control over financial reporting and are also required to include an attestation report on internal control over financial reporting issued by the Company’s independent registered public accounting firm.
Risks relating to the Company’s status as a “Foreign Private Issuer” under U.S. Securities Laws
The Company is a “foreign private issuer”, under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

The Company is required to file its annual report on Form 40-F with the SEC at the time it files its annual information form with the applicable Canadian securities regulatory authorities or file an annual report on Form 20-F within four months of the end of the fiscal year. In addition, the Company must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by the Company in Canada or filed with the TSX-V and which was made public by the TSX-V, or regarding information distributed or required to be distributed by the Company to its shareholders. Moreover, although the Company is required to comply with Canadian disclosure requirements, in some circumstances the Company is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies that have securities registered under the U.S. Exchange Act. The Company is permitted to file financial statements in accordance with IFRS, which are different from accounting principles under United States generally accepted accounting principles ("U.S. GAAP"). We have adopted and presented our financial statements in accordance with IFRS which is an internationally recognized body of accounting standards that are used by many companies outside of the United States to prepare their financial statements, and the SEC permits foreign private issuers such as the Company to prepare and file their financial statements in accordance with IFRS rather than U.S. GAAP. IFRS are different from U.S. GAAP, and SEC rules do not require us to provide a reconciliation of IFRS to those of U.S. GAAP. Our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP. Accordingly, we suggest that readers of our financial statements familiarize themselves with the provisions of IFRS in order to better understand the differences between these two sets of standards.
In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.
As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.
In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.
The Company may lose its status as a “Foreign Private Issuer” under U.S. Securities Laws
The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”). If the Company is not a foreign

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from NYSE American corporate governance requirements that are available to foreign private issuers.
While the Company may qualify as a foreign private issuer, it may still not otherwise qualify to use the MJDS if the aggregate market value of its outstanding Common Shares held by non-affiliates is not at least $75,000,000.
The SEC’s adoption of the “Modernization of Property Disclosures for Mining Registrants,” as codified in Subpart 1300 of Regulation S-K, has created new disclosure requirements for Mineral Reserves and Mineral Resources for certain SEC reporting companies that may result in increased compliance costs for the Company and could create ambiguity for issuers required to comply with both the requirements of Subpart 1300 of Regulation S-K and NI 43-101
Subpart 1300 of Regulation S-K requires SEC reporting companies that are not eligible to use the MJDS to disclose specific information related to its material mining operations, including with particularity its mineral resources and mineral reserves. While Subpart 1300 of Regulation S-K is substantively the same as NI 43-101(with the primary difference being NI 43-101’s required format, a matter on which Subpart 1300 of Regulation S-K is silent), the regulatory changes nonetheless would require the Company to update its existing technical reports to disclose mineral reserves and mineral resources, which would result in the Company incurring substantial costs if the Company undertook such updates. The Company has not prepared a technical summary in compliance with Subpart 1300 of Regulation S-K and there has been little guidance as to the acceptability of such an approach by the SEC with respect to issuers required to comply with both the requirements of Subpart 1300 of Regulation S-K and NI 43-101. The Company cannot predict the nature of any future enforcement, interpretation, application or potential costs of Subpart 1300 of Regulation S-K. Any further revisions to, or interpretations of, Subpart 1300 of Regulation S-K or NI 43-101 could result in the Company incurring unforeseen costs associated with compliance, including in relation to its NI 43-101 disclosure.
International conflict
International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Recent conflict in Iran, Russia’s ongoing invasion of Ukraine or other international action, any of which may have a destabilizing effect on commodity prices, supply chains, and global economies more broadly. Volatility in commodity prices and supply chain disruptions may adversely affect the Company's business, financial condition, and results of operations. The extent and duration of the current conflict related to Iran, Russia-Ukraine conflict or other international action cannot be accurately predicted at this time and the effects of such conflict may magnify the impact of the other risks identified in this Annual Information Form, the consolidated financial statements of the Company or MD&A, including those relating to commodity price volatility and global financial conditions. The situation is rapidly changing and unforeseeable impacts, including on shareholders of the Company, and third parties with which the Company relies on or transacts, may materialize and may have an adverse effect on the Company's business, financial condition, results of operation, cash flows and prospects.
Artificial intelligence presents risks and challenges that can impact our business by increasing compliance costs and posing security risks to our confidential information.
The Company uses, and may increasingly rely on, artificial intelligence (“AI”) systems in certain aspects of its operations and may incorporate AI-enabled tools provided by third parties. The legal and regulatory framework governing AI in Canada and the United States and other jurisdictions is evolving as well as guidance from securities regulators regarding disclosure expectations. New or changing requirements

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

could increase compliance costs, require modifications to the Company’s AI systems, restrict certain uses of AI, or expose the Company to regulatory scrutiny or enforcement actions.
AI systems may produce inaccurate, biased, or otherwise unreliable outputs and may present privacy, cybersecurity, intellectual property, and human rights risks. The Company’s reliance on third-party AI providers may limit the Company’s visibility into training data, model design and risk controls. Failure to manage these risks effectively, or to provide appropriate disclosure regarding the Company’s use of AI, could result in legal liability, reputational harm, regulatory investigations, or adverse impacts on the Company’s business, financial condition, results of operations, cash flows and prospects.

MINERAL RESERVES AND MINERAL RESOURCES
Mineral Reserves
The following tables summarize the Company’s mineral reserve estimates on its material mineral properties, the Florida Canyon Mine and the DeLamar Project, in each case as at the dates set out in the footnotes.

Mineral Reserves		Proven			Probable			Proven & Probable
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Florida Canyon Mine (a)	Oxide	—	—	—	58,035	0.37	685	58,035	0.37	685
DeLamar Project (b)	Oxide	11,675	0.40	149	108,297	0.32	1,110	119,972	0.33	1,259
	Sulphide	—	—	—	—	—	—	—	—	—
TOTAL	Mixed	11,675	0.40	149	166,332	0.34	1,795	178,007	0.34	1,944

Mineral Reserves		Proven			Probable			Proven & Probable
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Florida Canyon Mine (a)	Oxide	—	—	—	—	—	—	—	—	—
DeLamar Project (b)	Oxide	11,675	16.34	6,132	108,297	13.26	46,173	119,972	13.56	52,305
	Sulphide	—	—	—	—	—	—	—	—	—
TOTAL	Mixed	11,675	16.34	6,132	108,297	13.26	46,173	119,972	13.56	52,305
Notes:
(a) Florida Canyon Mine
1.Mineral reserves estimate has been converted into metric tonnes from short tons using a factor of 0.9072.
2.Mineral reserves are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, based on the June 2024 Technical Report estimate with additional production depletion applied through December 31, 2025. The qualified person as defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects for the estimate is Ms. Terre Lane, MMSA QP, a Global Resource Engineering, Ltd. employee.
3.Mineral reserves are constrained within an open pit design that uses the following assumptions: gold price of US$1,800/oz considering only oxide material; gold recoveries varied by deposit and ore type, ranging from 45% to 64%; reference mining cost of $2.74/t mined in-situ and $2.08/t mined fill; processing cost of $4.97/t processed for oxide crushed material and $2.67/t for oxide run-of-mine (“ROM”) material; G&A costs of $1.20/t ore processed; treatment and refining costs of $6.57/oz gold recoverable; royalty costs of $88.00/oz gold recoverable; and pit slope inter-ramp angles ranged from 38–42° for rock and 30° for alluvium / fill.
4.Mineral reserves are reported at a cut-off grade ranging from 0.13 g/t to 0.20 g/t.
5.Mineral Reserves include a stockpile of 1,934 kt at an average grade of 0.19 g/t and total contained gold of 11.57 koz.
6.Mineral Reserves include Heap Leach Inventory of 3,548 kt at an average grade of 0.29 g/t and total contained gold of 32.58 koz.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

7.Numbers have been rounded and may not sum.
(b) DeLamar Project
1.All estimates of Mineral Reserves have been prepared in accordance with NI 43-101 standards and are included within the current Measured and Indicated Mineral Resources.
2.Sterling K, Watson, P.Eng., of RESPEC Company LLC of Reno, Nevada, is a qualified person as defined in NI 43-101, and is responsible for reporting Mineral Reserves for the DeLamar Project. Mr. Watson is independent of the Company.
3.Mineral Reserves are based on prices of $2,000/oz Au and $25/oz Ag. The Mineral Reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.
4.Mineral Reserves are reported using block value cutoff grades representing the cost of processing.
5.The Mineral Reserves are constrained by pit optimizations using a price of $2,000/oz Au, a price of $25/oz Ag, mining cost of $2.50/tonne, variable processing costs ranging from $3.26-$5.30/tonne, and metallurgical recoveries ranging from 45%-95% for Au and 15%-92% for Ag. The pit optimizations also used a G&A cost of $0.65/tonne, pad replacement cost of $1.00/tonne for heap-leach material, and refining costs of $0.00/oz and $0.50 for Au and Ag, respectively.
6.Energy prices of US$3.50 per gallon of diesel.
7.Pit optimizations were run on a range of prices from $500/oz Au to $3,000/oz Au.
8.The cut-off grade for Mineral Reserves is based on economics at a “break-even Internal” cut-off grade for the deposits.
9.The Mineral Reserves purposes of reference is the point where material is fed into the crusher.
10. All ounces reported herein represent troy ounces, “g/t Au” represents grams per tonne gold and “g/t Ag” represents grams per tonne silver.
11.Mineral Resources reported are inclusive of Mineral Reserves.
12.Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.
13.The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
14.The Effective Date of the Mineral Reserves Estimate is December 8, 2025.

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Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Mineral Resources
The following tables summarize the Company’s mineral resource estimates on its material mineral properties, the Florida Canyon Mine, the DeLamar Project and the Nevada North Project, in each case as at the dates set out in the footnotes.

Mineral Resources		Measured			Indicated			Measured & Indicated			Inferred
GOLD (Au)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Florida Canyon Mine (a)	Oxide	—	—	—	64,362	0.36	748	64,362	0.36	748	35,297	0.32	361
	Sulphide	—	—	—	—	—	—	—	—	—	59,532	0.96	1,842
DeLamar Project (b)	Oxide	15,548	0.41	204	139,953	0.31	1,400	155,501	0.32	1,604	19,813	0.26	163
	Sulphide	21,643	0.51	357	68,629	0.45	984	90,272	0.46	1,341	19,789	0.37	235
Nevada North Project (c)	Oxide	—	—	—	84,686	0.44	1,207	84,686	0.44	1,207	26,251	0.31	264
	Sulphide	—	—	—	3,938	0.92	117	3,938	0.92	117	360	0.60	7
TOTAL	Mixed	37,191	0.47	561	361,568	0.38	4,456	398,759	0.39	5,017	161,041	0.55	2,872

Mineral Resources		Measured			Indicated			Measured & Indicated			Inferred
SILVER (Ag)		Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)	Tonnes (kt)	Grade (g/t)	Ounces (koz)
Florida Canyon Mine (a)	Oxide	—	—	—	—	—	—	—	—	—	—	—	—
	Sulphide	—	—	—	—	—	—	—	—	—	—	—	—
DeLamar Project (b)	Oxide	15,548	20.46	10,230	139,953	13.72	61,750	155,501	14.40	71,979	19,813	8.16	5,201
	Sulphide	21,643	32.90	22,922	68,629	22.30	49,254	90,272	24.87	72,176	19,789	15.20	9,664
Nevada North Project (c)	Oxide	—	—	—	84,686	3.22	8,768	84,686	3.22	8,768	26,251	2.57	2,171
	Sulphide	—	—	—	3,938	8.47	1,072	3,938	8.47	1,072	360	4.58	53
TOTAL	Mixed	37,191	27.73	33,152	297,206	12.65	120,844	334,397	14.32	153,995	66,213	8.03	17,089
Notes:
(a) Florida Canyon Mine

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

1.Mineral resources estimate has been converted into metric tonnes from short tons using a factor of 0.9072.
2.Mineral resources are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, based on the June 2024 Technical Report estimate with additional production depletion applied through December 31, 2025. The qualified person as defined under NI 43-101 for the estimate is Ms. Terre Lane, MMSA QP, a Global Resource Engineering, Ltd. employee.
3.Mineral resources are reported inclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
4.Mineral resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$1,800/oz; gold recoveries ranging from 45% to 64% for oxides and 80% for sulfides; reference mining cost of $2.74/t mined in-situ and $2.08/t mined fill; processing cost of $4.97/t processed for oxide crushed material and $2.67/t processed for oxide ROM material; processing cost of $23.15/t processed for sulfide material; general and administrative costs of $1.20/t processed; treatment and refining costs of $6.57/oz Au recoverable; royalty of $88.00/oz Au recoverable, and pit slope overall angles ranging from 30–36°.
5.Mineral resources are reported at a cut-off grade ranging from 0.13 g/t to 0.20 g/t for oxides and is 0.56 g/t for sulfides.
6.Mineral resources include a stockpile of 1,934 kt at an average grade of 0.19 g/t and total contained gold of 11.57 koz.
7.Mineral resources include Heap Leach Inventory of 3,548 kt at an average grade of 0.29 g/t and total contained gold of 32.58 koz.
8.Numbers have been rounded and may not sum.
(b) DeLamar Project
1.Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2.Jeffrey Bickel, C.P.G. and Senior Geologist for RESPEC, is a qualified person as defined in NI 43-101 and is responsible for reporting mineral resources in this technical report. Mr. Bickel is independent of Integra.
3.In consideration of potential open-pit mining and heap-leach processing, in-Situ oxide/transition mineral resources are reported at a 0.17 g AuEq/t cut-off, and stockpile mineral resources are reported at a 0.1 g AuEq/t cut-off.
4.Sulfide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.
5.The mineral resources are constrained by pit optimizations.
6.AuEq was calculated using a price of $2,650/oz Au and a price of $30/oz Ag, as well as metallurgical recoveries which were variable based on spatial area and each respective oxidation zone of the deposit.
7.Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.
8.The effective date of the mineral resources is December 8, 2025.
9.The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
(c ) Nevada North Project
1.Effective date of the Mineral Resource Estimate is June 28, 2023.
2.Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.William J. Lewis, P.Geo., of Micon has reviewed and verified the Mineral Resource Estimate for the Wildcat Project. Mr. Lewis is an independent Qualified Person, as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).
4.The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. The gold equivalent figures in the resource estimate are calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).
5.An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.
6.The Inverse Distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.
7.Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.
8.The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
9.Neither Integra nor Micon’s QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated
FLORIDA CANYON MINE
The scientific and technical information contained in this AIF relating to the Florida Canyon Mine is supported by the technical report regarding the Florida Canyon Mine (“FCM”) prepared for FCGI and entitled “NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA” dated July 11, 2024 (with an effective date of June 28, 2024) (the “Florida Canyon Report”) prepared by Todd Harvey, PhD, PE, Terre Lane, MMSA, Hamid Samari, PhD, MMSA, and Larry Breckenridge, PE, who are each a “qualified person” and independent” of the Company within the meaning of NI 43-101. Reference should be made to the full text of the Florida Canyon Report, which is available under Integra’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.
Where appropriate, certain information contained in this AIF updates information derived from the Florida Canyon Report. Any updates to the technical information derived from the Florida Canyon Report and any other technical information contained in this AIF was prepared by or under the supervision of James Frost, P.Eng., the Company’s Director, Technical Services, and a qualified person within the meaning of NI 43-101.
The Florida Canyon Report is not and shall not be deemed to be incorporated by reference in this AIF.
Project Description, Location and Access
The Florida Canyon mine is owned by Florida Canyon Mining Inc. (“FCMI”) and is located 125 miles east of Reno Nevada, and immediately south and east of Interstate 80. The nearest towns are Winnemucca, 40 miles northeast with a population of 8,388 (2022) and Lovelock, 33 miles southwest, with a population of 1,854 (2022). The highway exit for the Florida Canyon mine from I-80 is at Imlay, Nevada. Access is reliable via the Interstate year around.
The mine currently produces gold by conventional hard rock open pit mining with processing by 2 stage crushing and run-of-mine (“ROM”) heap leaching. The mine was in continuous operation from 1986 through 2011 and then intermittently until 2015. It was reopened in mid-2016 and has been in operation since that time.
The land package owned or leased by FCMI covers a total of 18,804.28 acres. Fee lands total 5,520.4 acres and 656 unpatented claims total 13,283.88 acres. Contained within the fee lands are 19 patented claims totaling 359.9 acres.
History
Gold was discovered in 1860 in Humboldt Canyon, which led to the organization of the Imlay Mining District. Numerous claims were filed in the area and the population of Humboldt City grew to 500 by 1863. Mining in the district was limited until 1906 when the Imlay Gold mine and the Black Jack Mercury mine were discovered. The most productive mine in the district was the Standard mine, which produced more than $1 million in gold and silver between 1939 and 1949.
In 1969, Homestake Mining Company obtained a lease on property in the Florida Canyon area. Seven widely spaced rotary holes were drilled with marginal results, and the property was dropped. Cordilleran Explorations (“Cordex”) next leased the property between 1972 and 1978. A comprehensive program of geologic mapping, geochemical sampling, and trenching was completed. A total of 25 of 37 drill holes completed were in a mineralized zone referred to as the West Trend, on the site of present-day Florida Canyon Mine. When Cordex dropped their lease in 1978, Flying J Mines carried out a limited heap-leach operation in the West Trend material.
Between 1969 and 1982, three major mining companies explored the property and chose not to proceed with development of the deposit.
In 1982, Montoro Gold Company ("Montoro"), a subsidiary of Pegasus Gold Corporation, ("Pegasus") acquired the property. Montoro began an aggressive program to expand mineral reserves and enlarge the property position. Detailed geologic mapping and geochemical sampling led to the discovery of other

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Year ended December 31, 2025
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anomalous gold occurrences throughout the property. By the end of 1985, 241 drill holes were completed totaling 87,569 ft in the West Trend and adjacent deposits. In addition, 46 holes were completed in other exploration targets to the south and east.
In November 1985, a decision was made by Pegasus to put the property into production. Permitting and project development followed with startup of a new mine in 1986. Pegasus operated the Florida Canyon Mine until January 1998. Pegasus began having financial problems in 1997 when the price of gold decreased from $370/oz in January to $283/oz in December. In January 1998, Pegasus filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code.
Under two separate plans of reorganization approved by major creditors and confirmed by the court, certain former Pegasus affiliates emerged from bankruptcy protection during February 1999. The first involved the reorganization of Pegasus Gold International, Inc. (the international exploration affiliate of Pegasus) which was reincorporated as Apollo Gold Inc. Apollo Gold Inc. became the holding company for three former Pegasus subsidiaries, including FCMI.
Apollo Gold Inc. was acquired during the second quarter of 2002 by Nevoro Gold Inc. (“Nevoro”). Nevoro became a publicly traded company on the Toronto Stock Exchange and subsequently changed its name to Apollo Gold Corporation (“Apollo”). Apollo operated the Florida Canyon Mine and the nearby Standard mine through its FCMI and Standard Gold Mine, Inc. (“SGMI”) subsidiaries until Jipangu International, the U.S. Subsidiary of Jipangu Inc., acquired the Florida Canyon and Standard properties on November 18, 2005. Jipangu operated the properties until 2015. Jipangu defaulted on debt and the property became majority owned by Admiral Financial Group (“Admiral”). Rye Patch Gold Corp. ("Rye Patch"), agreed to acquire the Florida Canyon property and related assets from Admiral and Jipangu International, Inc. through acquisition of their three subsidiary companies, FCMI, SGMI, and Jipangu Exploration. Rye Patch operated the property until the second quarter of 2015 and shut down for about a year.
In mid-2016, Rye Patch resumed open pit mining and heap leaching operations and declared commercial production in December 2017. In May 2018, Alio acquired Rye Patch by way of a Plan of Arrangement transaction and as a result held 100% of the Florida Canyon and Standard mine properties.
Argonaut Gold Inc. (“Argonaut”) acquired the Florida Canyon property through its arrangement agreement with Alio Gold Inc. (“Alio”), which closed on July 1, 2020.
Alamos Gold Inc. acquired Argonaut in 2024 and the Florida Canyon Mine and other Argonaut properties located in Mexico were “spun out” as an independent company, Florida Canyon Gold Inc.
The Florida Canyon Mine was subsequently acquired by Integra through a business combination with FCGI, which closed on November 8, 2024.
Geology and Mineralization
The Florida Canyon and Standard mine deposits are located in the Humboldt Range, which is a major north- trending anticlinal structure likely formed during the Sevier Orogeny.
The Florida Canyon area is dominated by a major regional structural zone, termed the Humboldt Structural Zone, a 200-km long northeasterly-trending left-lateral strike slip fault zone. One of the principal structural features within the Humboldt Structural Zone is the Midas Trench lineament, which abruptly terminates at the north end of the Humboldt Range. Mineralization and alteration in the Florida Canyon and Standard mine deposit areas are localized where the Midas Trench lineament intersects the Humboldt Structural Zone.
The Florida Canyon gold deposits are hosted by the Triassic Grass Valley Formation and Natchez Pass Limestone and in places within Prida Formation.
Three types of mineralization are present at Florida Canyon. The primary type is disseminated gold mineralization within siltstone and silty sandstone. In addition, gold mineralization occurs along brecciated

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

contacts and karsted areas of the Natchez Pass limestone. The third type of gold mineralization occurs as epithermal hot springs type vein mineralization.
Status of Exploration, Development and Operations
The vast majority of the exploration and infill drilling at Florida Canyon took place between 1969 through 2017. The current database contains 4,392 RC holes and 83 core holes for a total of 4,475 drill holes amounting to 1,954,712 feet of drilling. Of this, 81% of the drilling was completed by the operators Pegasus and/or Apollo. After acquiring the Florida Canyon property on July 1, 2020, Argonaut completed 126,933 feet of RC drilling in 493 holes, and 12,149 feet of core drilling in 25 holes through the end of 2023, primarily focusing on infill, development, exploration drilling and model improvement. At Standard mine, Argonaut completed 14,105 feet of RC drilling in 54 holes through the end of 2023 primarily focusing on exploration drilling.
In 2023 the Argonaut drilled 12 core holes for a total of 9,818 feet and 108 RC holes for 34,820 feet. The purpose of this program was to better understand the controls of mineralization and to define additional resources in both the oxide and sulfide zones of the deposit.
In 2024, Integra drilled 28 Reverse Circulation holes for a total of 7,950 feet of drilling focusing in the North Pit area.
2025 drilling totaled 52,523 feet and included the following categories and footage drilled. Infill and risk mitigation reverse circulation drilling inside and near existing pits was 23,640 feet; core drilling for geotechnical testing was 5,490 feet; core drilling for metallurgical testing was 1,424 feet; reverse circulation drilling in previously placed waste dumps that are now above economic cutoff grades was 17,015 in two waste dump areas on the site; sonic bulk sampling drilling on the waste dumps was 2,757 feet and sonic bulk sampling drilling in the non-operating north heap leach pad was 2,197 feet.
2026 drilling and exploration plans are broken into three categories, waste dump and leach pad drilling, infill and close proximity to current pit areas and step out exploration work. The waste dump is planned for 42,740 feet of reverse circulation drilling split between two historic waste dumps plus 21,450 feet of reverse circulation drilling in the historic north heap leach pad. The infill drilling around and inside pit designs is planned for 60,000 feet of reverse circulation drilling. The outlying drilling plans are for 26,600 feet of reverse circulation drilling and 3,100 feet of core drilling plus additional work for geologic mapping, soil and rock chop sampling and geophysics work.
Sampling, Analysis and Data Verification
Limited information is available regarding the procedures applied to the legacy database at the Florida Canyon Mine.
Prior to 2017, there are historical reports that recovery from RC drilling was generally good, but that recovery decreased when strongly fractured or broken ground was encountered. In these instances, tri-cone drilling was often implemented to improve sample recovery. Character samples (RC chips from the drill cuttings) were collected and logged but have since been lost or discarded. Similarly, all cores taken prior to 2017 have been lost. Since acquiring the Florida Canyon property on July 1, 2020, Argonaut has stored all RC chips and core drilled.
Information in historical reports shows preparation of RC samples consisted of drying the entire sample at approximately 110 degrees Celsius, then jaw crushing the entire sample to 100% passing 6-mesh. A riffle splitter is used to split out approximately 500 grams which is pulverized with a ring and puck pulverizer to a nominal - 150 mesh. The pulp was then roll mixed and transferred to a sample envelope.
The same general preparation procedures used for RC samples are also used for core samples. After drying, the entire core sample is jaw-crushed to -0.75 inch, and a 3 to 4 lb sub-sample is collected using a riffle splitter. The smaller split is then crushed, split, and pulverized following the same procedures as applied to RC samples.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Gold was analyzed by fire assay using a 30 gram aliquot. After fusion, the gold content is determined by atomic absorption (“AA”) spectrometry. All samples that return gold values greater than 0.30 oz/ton are re-assayed, with gravimetric finish. American Assay Labs (“AAL”), an ISO 17025 accredited lab, has been the primary lab used and accounts for 67% of the assays of the entire database. AAL includes quality control standards and blanks with each sample batch and routinely performs duplicate analyses on about 10% of all sample pulps.
AAL's analytical QA/QC program reportedly consisted of the insertion of 1 standard, one blank and at least four duplicate pulps for every batch of 50 samples assayed. AAL also continually monitored their lab performance by participating in the CANMET round robin surveys.
In 2020, work at the Florida Canyon Mine assay laboratory identified a situation with 30 gm fire assays that has very likely been ongoing for some time. Head grade samples from the crusher sampler at the Florida Canyon Mine are routinely collected on a daily basis. The output from the 2nd stage crush is sampled from the S4 belt every hour with a sample cutter. There are 24 samples per day which are combined and blended into a single sample per shift.
The 30 gm fire assays at the Florida Canyon Mine lab have suffered from repeatability issues when routine duplicates are rerun as an internal QAQC check. The issue has been identified with screen fire assays as free gold particles that range in size from 80 to 150 mesh. If a free gold particle occurs in a 30 gm charge, the grade is unstable compared to another 30 gm charge without a free particle.
Head assay procedures at the Florida Canyon Mine lab have been modified to address this issue as follows:
1)1,000 gm if the sample is pulped and subjected to bottle roll cyanide testing for 16 hours with sufficient cyanide to assure dissolution of the free particles.
2)The bottle roll cyanide solution is assayed.
3)The residue is rinsed and fire assayed with a 30 gm charge.
4)The residue assay and the solution assay are combined to determine the gold content.
This method has been implemented for roughly two years at site and the results are highly reproducible. This method has not been applied to any of the assay data used to establish the mineral resource or mineral reserve.
In 2017 the Florida Canyon Mine implemented industry-approved QA/QC protocols utilizing certified reference materials (“CRMs”), blanks, and duplicate samples to validate drill hole samples to be included in the estimation of mineral resources and mineral reserve. All drilling since 2017 includes ~10% control samples to ensure reliable assay results. Check assays are also completed at a secondary laboratory to provide a control on the primary laboratory (American Assay Lab).
In addition to the current QA/QC protocols used to validate the drillhole database a re-examination of limited historical duplicate data, and a review of data validation reports prior to 2017 have been done to determine the efficacy of the historical drilling. This coupled with the reconciliation of the exploration data used for mineral resource and mineral reserve estimation to the ore control data and production data show the assay database is reliable for resource and reserve estimation.
Mineral Processing and Metallurgical Testing
Florida Canyon Mine has been in operation since 1986. Currently, ore from all operating pits is placed on the South Heap Leach Pad, which was started in 2017. Most recently, Phase III-B was constructed in 2025. There have been 62.6M crushed tonnes and 23.0M ROM tonnes placed on Phases I, II and III through December 2025. Current pad-to-date recovery is 58.7% with a final recovery of 62.5% expected. Based on metallurgical test work conducted on-site, final gold recovery is expected to achieve 64% from crushed ore and 53% from ROM ore from the Central, Main and Jasperoid pits. Ore from the Radio Towers pit is estimated to be 58% and 47% for crushed and ROM ore, respectively.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Results of metallurgical column tests on monthly crusher composite samples in 2022 and 2023 indicate high variability in recovery estimates, ranging from 52% - 77% with an average of 59%. In-pad solution samples, other field sampling, and spillway flow measurements indicate the current ore is performing in line with expected results. Recently, actual pad recovery has been positively impacted by the production of ounces that were not recovered in 2023 and 2024 due to short cycling of primary leach cycles during that time. The carbon-in-column upgrade completed in 2024 and Phase III pad expansions completed in 2024 and 2025 enables recovery of those inventoried ounces from Phases I and II in 2025-2027.
Mineral Resource and Mineral Reserve Estimates
The Florida Canyon Mine mineral reserve and mineral resource estimates remain based on the Florida Canyon Report estimate, with additional production depletion applied through December 31, 2025. This is summarized in the “Mineral Reserves and Mineral Resources” table contained in this AIF.
Florida Canyon Mine mineral reserves and mineral resources decreased relative to the previously disclosed December 31, 2024 estimate solely due to mining depletion.  In total, 104,000 model ounces were removed from mineral reserves and 106,000 model ounces were removed from mineral resources.
Mining Methods
The Florida Canyon Mine is a conventional open pit hard rock mining operation. Bench heights are 25 ft and the loading and haulage fleet are 13 to 17 cu yd front loaders and a 30 cu yd shovel matched to a split fleet of 100-ton and 150-ton rigid frame haul trucks. Newer loading and hauling equipment has been leased from Caterpillar and Hitachi and includes maintenance and repair contracts on the leased units.
Recovery Methods
The Florida Canyon Mine is a conventional gold/silver heap leach operation where ore passes through two stages of open circuit crushing. The crushed ore is agglomerated with a polymer binding agent and stacked in 20 – 40 foot lifts. Solution is applied through drip tubes. Discharge (pregnant solution) from the bottom of the pad is sent to carbon columns. There is no intermediate or recycled solution. Loaded carbon is pressure stripped, gold is recovered by electrowinning and precipitate is melted into doré bars.
Project Infrastructure
All of the infrastructure that is required to sustain production at the Florida Canyon Mine is in place. The mine is located adjacent to Interstate 80 which provides easy access to Reno, Salt Lake City, and the nearby mine support communities of Winnemucca and Elko, Nevada. Spare parts, process consumables, blasting agents, and fuel are readily available.
Power is supplied to the mine by a 60-kV overhead transmission line owned and operated by NV Energy, the major power supplier in the state of Nevada. The power is delivered to an onsite substation. FCMI owns, operates, and maintains the substation. Mine site 25-kV power lines feed distribution transformers at the crusher, process plant, refining, and other facilities on site.
Water requirements are met with underground wells on site. The Florida Canyon Mine has 2,415 acre-feet of water rights, which are adequate to meet operational requirements.
Environmental Studies and Permitting
The Florida Canyon Mine has undergone numerous environmental studies over the years, as is normal of mature properties. All permits are in place to continue mine operations.
The Florida Canyon Mine is partially located on public lands administered by the U.S. Department of the Interior, Bureau of Land Management. Any amendment of the Plan of Operations requires an assessment and disclosure of potential environmental and limited social impacts as part of the BLM's obligations under NEPA.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Additional permits will be required from time to time to extend the mine life. At present, all required permits to support the capital investment into South Heap Leach Pad Phase III expansion, which is expected to extend the continuity of mine operation.
The 2025 estimate for total closure and reclamation of the Florida Canyon Mine was $31.6 million on a discounted basis.
Capital and Operating Costs
The remaining life of mine (“LOM”) capital expenditures estimate for the Florida Canyon Mine as at December 31, 2025 is as follows:

Description	LOM ($000s)
Phase X Leach Pad	15,000
Radio Towers Move	3,000
Other	34,300
Total Capex	52,300
Exploration, Development and Production
The Company plans to complete expansion projects and studies whose results will be included in an updated technical report to be released in the third quarter of 2026, and growth exploration meant to test targets outside of the active mine boundary. The Technical Report will include the results of the oxide growth drilling program from 2025 which focused on near-mine targets, including inter-pit areas and historical low grade stockpiles. The 2026 growth exploration program is expected to include ~8,000 meters of reverse circulation drilling and ~1,000 meters of core drilling focused on testing new targets.
Capital stripping is planned in 2026 to expand the Central Pit, Florida Canyon’s largest and most consistent mining area, providing access to additional mineralization for extraction in subsequent years.
The Company is planning further upgrades to its mobile fleet at Florida Canyon in 2026. Key investment areas include the purchase of new equipment such as an excavator, a loader, eight haul trucks and several auxiliary pieces as well as rebuilding several existing pieces of mobile equipment.
DELAMAR PROJECT
The scientific and technical information contained in this AIF supplement relating to the DeLamar Project is supported by the technical report regarding the DeLamar Project prepared for the Corporation and entitled “Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA” dated February 2, 2026, with an effective date of December 8, 2025 (the “DeLamar Report”) prepared by Barry Carlson, P.E., P.Eng., SME-RM, Deepak Malhotra, Ph.D., SME-RM, Jeffrey Bickel, CPG, Sterling (Keith) Watson, P.Eng. and Jay Nopola, P.E., P.Eng., CPG, who are each a “qualified person” and independent of the Corporation within the meaning of NI 43-101. Reference should be made to the full text of the DeLamar Report, which is available under Integra’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.
Where appropriate, certain information contained in this AIF supplement updates information derived from the DeLamar Report. Any updates to the technical information derived from the DeLamar Report and any other technical information contained in this AIF supplement was prepared by or under the supervision of James Frost, P.Eng., the Corporation’s Director, Technical Services, and a qualified person within the meaning of NI 43-101.
The DeLamar Report is not and shall not be deemed to be incorporated by reference in this AIF supplement.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Project Description, Location and Access
The DeLamar Project encompasses the DeLamar and Florida Mountain deposit areas. The DeLamar Project area, as described in the DeLamar Report, includes 790 unpatented lode, placer, and millsite claims, and 16 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 8,673 hectares (21,431 acres) in southwestern Idaho, about 80 kilometers (“km”) (50 miles) southwest of Boise. The DeLamar Project is approximately centered at 43°00′48″N, 116°47′35″W, within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross Gold Corporation (“Kinross”). The total annual land-holding costs are estimated to be US$600,107. All mineral titles and permits are held by the DeLamar Mining Company (“DMC”), an indirect, 100% wholly owned subsidiary of Integra that was acquired from Kinross through a stock purchase agreement in 2017. DMC maintains the mineral rights of the unpatented mineral claims by duly filing with the BLM on an annual basis: (i) a notice of intent to hold affidavit; and (ii) payment of the claim maintenance fees. DMC holds surface rights to the areas it has under lease in accordance with the terms of each lease. These surface rights are considered sufficient for the exploration and mining activities proposed in the DeLamar Report, subject to regulation by the BLM and State of Idaho.
The principal access is from U.S. Highway 95 and the town of Jordan Valley, Oregon, proceeding east on Yturri Blvd. from Jordan Valley for 7.6 kilometers (4.7 miles) to the Trout Creek Road (Figure 1). It is then another 39.4 kilometers (24.5 miles) travelling east on the gravel Trout Creek Road to reach the DeLamar mine tailing facility and nearby site office building. Travel time by automobile via this route is approximately 35 minutes.
A total of 284 of the unpatented claims were acquired from Kinross, 101 of which are subject to a 2.0% net smelter returns royalty (“NSR”) payable to a predecessor owner. This royalty is not applicable to the current project resources and reserves.
There are also eight lease agreements covering 33 patented claims and five unpatented claims that require NSR payments ranging from 2.0% to 5.0%. One of these leases covers a small portion of the DeLamar deposit area resources and one covers a small portion of the Florida Mountain deposit area resources and reserves, with 5.0% and 2.5% NSRs applicable to maximums of US$50,000 and US$650,000 in royalty payments, respectively.
The DeLamar Project includes 1,561 hectares (3,858 acres) under 7 leases from the State of Idaho, which are subject to a 5.0% NSR production royalty plus annual payments of US$27,282. The State of Idaho leases include very small portions of both the DeLamar and Florida Mountain deposit resources and reserves.
Kinross had retained a 2.5% NSR that applies to those portions of the DeLamar deposit area claims that are unencumbered by the royalties outlined above. The royalty was subsequently sold to Triple Flag Precious Metals Corp. (“Triple Flag”). The Triple Flag royalty applies to more than 90% of the current DeLamar deposit area resources and reserves, but this royalty will be reduced to 1.0% upon Triple Flag receiving total royalty payments of C$10,000,000.
Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton, acquired a 1.5% NSR on metal production from all claims of the DeLamar Project, pursuant to a royalty agreement dated February 20, 2024, for an aggregate cash purchase price of US$9.75 million.
Pursuant to a right of first refusal agreement dated May 4, 2023 with Wheaton Precious Metals International Ltd., a subsidiary of Wheaton, Wheaton Precious Metals International Ltd. acquired from Integra a right of first refusal on all future precious metals royalties, streams and pre-pays transactions on all properties owned by Integra.
The DeLamar Project historical open-pit mine areas have been in closure since 2003. While a substantial amount of reclamation and closure work has been completed to date at the site, there remain ongoing water-management activities, monitoring, and reporting. A reclamation bond of US$3,276,078 remains with the IDL and a reclamation bond of US$100,000 remains with the Idaho Department of Environmental

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Quality. Additional reclamation bonds in the total amount of US$783,053 have been placed with the BLM for exploration activities and groundwater well installation on public lands. There are also reclamation bonds with the IDL in the total amount of US$155,900 for exploration activities on IDL leased lands.
History
Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces (“oz”) of gold and 70 million ounces of silver from 1891 through 1998, with an additional but unknown quantity produced at the DeLamar mill in 1999. From 1876 to 1891, an estimated 1.025 million ounces of gold and 51 million ounces of silver were produced from the original De Lamar (as it was historically called) underground mine and the later DeLamar open-pit operations. At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historical underground mines and late 1990s open-pit mining.
Mining activity began in the area of the DeLamar Project when placer gold deposits were discovered in early 1863 in Jordan Creek, a short distance upstream from what later became the town site of De Lamar. During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, to the east of Florida Mountain, resulting in the initial settlement of Silver City. Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain. A total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from the De Lamar and Florida Mountain underground mines from the late 1800s to early 1900s.
The mines in the district were closed in 1914, following which very little production took place until gold and silver prices increased in the 1930s. Placer gold was again recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process waste dumps from the De Lamar underground mine. The flotation mill reportedly operated until the end of 1942. Including Florida Mountain, the De Lamar – Silver City area is believed to have produced about 1 million ounces of gold and 25 million ounces of silver from 1863 through 1942.
During the late 1960s, the district began to undergo exploration for near-surface bulk-mineable gold-silver deposits, and in 1977 a joint venture operated by Earth Resources Corporation (“Earth Resources”) began production from an open-pit, milling and cyanide tank-leach operation at De Lamar Mountain, known as the DeLamar mine. In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company (“MAPCO”), and in 1984 and 1985 the NERCO Mineral Company (“NERCO”) successively acquired the MAPCO interest and the entire joint venture to operate the DeLamar mine with 100% ownership. NERCO was purchased by the Kennecott Copper Corporation (“Kennecott”) in 1993. Two months later in 1993, Kennecott sold its 100% interest in the DeLamar mine and property to Kinross, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994. Mining ceased in 1998, milling ceased in 1999, and mine closure activities commenced in 2003. Closure and reclamation were nearly completed by 2014, as the mill and other mine buildings were removed, and drainage and cover of the tailing facility were developed.
Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver, with an unknown quantity produced at the DeLamar mill in 1999. From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar area totaled 625,000 ounces of gold and about 45 million ounces of silver. This production came from pits developed at the Glen Silver, Sommercamp – Regan (including North and South Wahl), and North DeLamar areas. In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes (30,000 tons) per day, with a milling capacity of about 3,629 tonnes (4,000 tons) per day. In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine. The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities. Florida Mountain production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Exploration of the DeLamar Project by Integra commenced in 2017. Since then, Integra has carried out geophysical and geochemical exploration programs, geologic mapping and exploration, infill, metallurgical, and geotechnical drilling programs.
Geological Setting, Mineralization and Deposit Types
The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River–Steens flood-basalt province and the west margin of the Snake River Plain. The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of mid-Miocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows, and tuffs developed on an eroded surface of Late Cretaceous granitic rocks.
Gold-silver mineralization occurred as two distinct but related types: (i) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite and to a lesser degree in the overlying felsic volcanic units; and (ii) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veins that are individually continuous for only a few meters/feet laterally and vertically, and of mainly less than 1.3 centimeters (0.5 inches) in width predominantly hosted in the rhyolites and latites peripheral to and above the quartz-filled fissures. This second style of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted primarily by the felsic volcanic units.
The gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation epithermal model. Various vein textures, mineralization, alteration features, and the low contents of base metals in the district are typical of shallow, low-sulfidation epithermal deposits worldwide.
Exploration
Integra commissioned a Light Detection and Ranging topographic survey of the DeLamar and Florida Mountain deposit areas and an induced polarization and resistivity survey of six lines using the Volterra-2DIP distributed array system in the DeLamar deposit area in 2017. In 2018, Integra conducted rock-chip and soil geochemical sampling at the DeLamar deposit area. During 2019 through 2023, Integra and contractor personnel collected 449 rock samples in the DeLamar, Milestone and Florida Mountain areas. Contractor personnel from Rangefront Geological (“Rangefront”) of Elko, Nevada collected 298 soil samples in the DeLamar/Milestone area in 2019. A total of 2,332 soil samples were collected from the Florida Mountain area by Rangefront in 2019. In 2019, Integra commissioned a helicopter high-resolution magnetic survey of the DeLamar – Florida Mountain area. In 2020, Integra commissioned a further induced polarization and resistivity survey at DeLamar. Integra geologists also carried out geologic mapping at a scale of 1:5,000 in 2020 and 2021. The results of this exploration work have, in part, served to better interpret structure at the DeLamar Project and applied to the estimation of mineral resources in the DeLamar Report.
Drilling
As of the effective date of the DeLamar Report, the overall drill hole database contains a total of 383,611 meters in 3,376 holes drilled by Integra and various historical operators at the DeLamar and Florida Mountain areas. The historical drilling was completed from 1966–1998 and includes 2,625 holes for a total of 275,790 meters. Most historical drilling was done using reverse-circulation (“RC”) and conventional rotary methods. A total of 106 historical holes were drilled using diamond-core (“core”) methods for a total of 10,845 meters. Approximately 74% of the historical drilling was vertical, including all conventional rotary holes. At DeLamar, a significant portion of the total historical drilling meterage was subsequently mined during the open-pit operations.
Integra commenced drilling in 2018 and, as of the effective date of the DeLamar Report, has drilled a total of 751 holes (RC, core, and Sonic holes) for a total of 107,821 meters in the DeLamar and Florida Mountain areas combined. Integra drilled most of their holes at angles.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

No drilling activities happened at DeLamar in 2025.
Sampling, Analysis and Data Verification
Integra’s RC, sonic and core samples were transported by the drilling contractor or Integra personnel from the drill sites to Integra’s logging and core cutting facility at the DeLamar mine daily. The RC samples were allowed to dry at the drill sites prior to delivery to the secured logging and core-cutting facility.
The 2018 to 2022 core sample intervals were sawed lengthwise mainly into halves after logging and photography by Integra geologists and technicians in the logging and sample storage area. In some cases, the core was sawed into quarters. Sample intervals of either ½ or ¼ core were placed in numbered sample bags, and the remainder of the core was returned to the core box and stored in a secure area on site. Core sample bags were closed and placed in a secure holding area awaiting dispatch to the analytical laboratory.
All of Integra’s rock, soil and drilling samples were prepared and analyzed at American Assay Laboratories in Sparks, Nevada. AAL is an independent commercial laboratory accredited effective December 1, 2020, to the ISO/IEC Standard 17025:2017 for testing and calibration laboratories.
The drilling samples were transported from the DeLamar mine logging and sample storage area to AAL by Integra’s third-party trucking contractor.
The soil samples were screened to -80 mesh for multi-element analysis at AAL. RESPEC has no other information on the methods and procedures used for the preparation of Integra’s soil and rock samples.
Coarse blank material commercially produced CRMs, RC field duplicates, and coarse-reject (or preparation) duplicates were inserted into the drill-sample streams as part of Integra’s quality assurance and quality control procedures. The blank material consisted of coarse fragments of basalt, and a blank was inserted approximately every 10th sample. Commercial CRMs were inserted as pulps at a frequency of approximately every 10th sample. The lab was requested to prepare and analyze a coarse-reject duplicate for every 22nd primary sample analyzed during the sonic drilling program of 2022 and 2023.
Mineral Processing and Metallurgical Testing
Metallurgical testing by Integra—generally conducted at McClelland Laboratories (“McClelland”) from 2018–2023 and further testing by Forte Analytical LLC in 2024—has been used to select preferred processing methods and estimate recoveries for oxide and transitional mineralization from both the DeLamar and Florida Mountain deposits. Samples used for this testing, primarily drill hole composites from 2018–2023 Integra drilling, were selected to represent the various material types contained in the current resources of both the DeLamar and Florida Mountain deposits. Integra selected the composites to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.
Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit has shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation. These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -19-millimeter was selected as optimum. Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain) are consistently high (71–89%). Heap leach gold recoveries for the transitional mineralization are expected to average 73% for Florida Mountain and range from 37–88% for the DeLamar deposit. Heap leach silver recoveries are expected to average 30% from the Florida Mountain oxide and 31% from the Florida Mountain transitional materials. Expected heap-leach silver recoveries from the DeLamar material are highly variable (6–44%), but generally low. None of the Florida Mountain heap-leach material is expected to require agglomeration. Because of elevated clay content, a significant portion of the DeLamar oxide and transitional mineralization will require agglomeration pretreatment using cement.
Both Florida Mountain and DeLamar oxide and transitional ore types have been shown to be amenable to conventional cyanide leaching with two-stage crushing providing economic enhanced metal recovery.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Material will be crushed in two stages to a nominal size of 80% finer than (P80) 19-millimeter at a rate of 35,000 tonnes per day. The DeLamar Project has two heap leach facilities to balance early capital efficiency with operational flexibility, allowing for staged commissioning while managing particle fines and agglomeration risk across distinct ore domains.
Run-of-mine ore will be transferred from the pits via haul trucks to their respective heap leach pads for two-stage crushing at a rate of 35,000 tonnes per day before stacking. The crushing circuit consists of a primary mineral sizer and secondary low-pressure roll crusher, reducing the particle size of run-of-mine ore to a P80 (particle size at which 80% of the sample material passes) of approximately 19 millimeters. Abrasion and impact testing supported the selection of crushing equipment. The crushed ore from the Florida Mountain deposit contains limited fines and does not require agglomeration, making it suitable for direct truck dump stacking following two-stage crushing. Approximately 45% of the crushed ore from the DeLamar deposit pit contains enough fines and clay that it requires agglomeration through a screening and agglomeration circuit followed by curing and conveyor stacking. To minimize operating complexity, screening and selective agglomeration are applied only where required while protecting permeability and recovery performance.
To reduce truck haulage requirements, one heap leach pad will be located adjacent to the Florida Mountain deposit, and the other will be located adjacent to the DeLamar deposit. Heaps leach pads will be stacked at a rate of 35,000 tonnes per day via truck stacking of the Florida Mountain heap leach pad and a system of overland, grasshopper conveyors, and a radial stacker at the DeLamar heap leach pad. Cyanide solution will be applied to the heap leach pad(s) and processed via a Merrill Crowe facility located near the DeLamar deposit heap leach pad designed for a throughput of approximately 1,360 m3 per hour. To reduce initial capital requirements, the filter cakes will be processed into doré bars at Integra’s Florida Canyon Mine refinery. The Florida Canyon facility will require retrofit of parallel or larger equipment to process DeLamar Project doré and is accounted for in capital cost for the DeLamar Project.
Mineral Resources
Mineral resources have been estimated for both the Florida Mountain and DeLamar areas of the DeLamar Project. The in situ gold and silver resources were modeled and estimated by:
•Evaluating the drill data statistically and spatially to determine natural gold and silver populations.
•Creating low-, medium-, and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals.
•Projecting the sectional mineral-domain polygons horizontally to the drill data within each sectional window.
•Slicing the three-dimensionally projected mineral-domain polygons along 6-meter-spaced horizontal planes at the DeLamar area and 8-meter-spaced planes at Florida Mountain and using these slices to rectify the gold and silver mineral-domain polygons on a set of level plans for each resource area.
•Coding a block model to the gold and silver mineral domains for each of the two deposit areas using the level-plan mineral-domain polygons.
•Analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters.
•Interpolating gold and silver grades by inverse-distance to the third power into 6 x 6 x 6-meter blocks for the DeLamar area and 6 x 8 x 8-meter blocks at Florida Mountain, using the coded gold and silver mineral-domain percentages to explicitly constrain the grade estimations.
The estimate of stockpile resources—comprised of historically mined but not processed materials—was modeled similarly to the in-situ resources, but solids or closely spaced long sections were used instead of level plans.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

The DeLamar Project mineral resources to reflect potential open-pit extraction and potential processing by a variety of methods: by crushing and heap leaching of oxide and transition materials at DeLamar and Florida Mountain; by grinding, flotation, ultra-fine regrind of concentrates, and Albion cyanide-leach processing of the reground concentrates for the sulfide materials at DeLamar; and by grinding, flotation, ultra-fine regrind of concentrates, and agitated cyanide-leaching of sulfide materials at Florida Mountain. To meet the requirement of having reasonable prospects for eventual economic extraction by open-pit methods, the qualified person ran pit optimizations for the DeLamar and Florida Mountain areas using the parameters summarized in Table 1 and Table 2. The qualified person used the resulting pits to constrain the DeLamar Project resources.
Table 1: Resource Pit Optimization Cost Parameters

Parameter	DLM Insitu	FM Insitu	GS	SC	SW	SG	NDLM	SOM	DM #1	DM #2	JG	TT	Unit
Mining Cost	$2.50												$/tonne mined
Pad Replacement	$1.00												$/tonne processed
G&A Cost	$0.65												$/tonne processed
Heap Leach													
Oxide Processing	$3.87	$4.06	$4.64	$3.51	$5.03	$4.93	$4.55	$5.30	$4.52	$4.81	$3.26	$3.52	$/tonne processed
Transition Processing	$4.95	$4.81	$5.02	$4.48	$4.79	$4.66	$4.55	$5.30	$4.52	$4.81	$3.26	$3.52	$/tonne processed
Mill–DeLamar Area													
Sulfide Processing	$21.75	$12.75											$/tonne processed
G&A Cost	$0.65	$0.65											$/tonne processed
Au Price	$2,650												$/oz produced
Ag Price	$30.00												$/oz produced
Au Refining Cost	$5.00												$/oz produced
Ag Refining Cost	$0.50												$/oz produced
Royalty	Table 4-2 of the DeLamar Report												NSR

Note: DLM = DeLamar In-situ; FM = Florida Mountain In-situ; GS = Glen Silver; SC = Summer Camp; SW = South Wales; SG = Sulivan Gulch; NDLM = North DeLamar; SOM = Sommercamp; DM #1 = Waste Dump 1 stockpile; DM # =: Waste Dump 2 stockpile; JG = Jacob’s Gulch Stockpile; TT = TipTop Stockpile

Annual Information Form
Year ended December 31, 2025
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Table 2: Resource Pit Optimization Metal Recoveries

Gold			Silver		
Process Type	**Oxide**	**Transition**	**Sulfide**	**Oxide**	**Transition**	**Sulfide**
Heap Leach						
DeLamar						
DeLamar In Situ	85%	75%	-	20%	30%	-
Glen Silver	75%	45%	-	15%	20%	-
Sulivan Gulch	90%	55%	-	15%	25%	-
Sommercamp	90%	65%	-	15%	25%	-
South Wales	85%	50%	-	35%	50%	-
Waste Dump 1 Stockpile	75%			30%		
Waste Dump 2 Stockpile	80%			40%		
North DeLamar (Backfill)	75%			35%		
Sommercamp Stockpile (Backfill)	75%			35%		
Florida Mountain						
Florida Mountain Insitu	90%	70%	-	40%	40%	-
Jacobs Gulch Stockpile	80%			35%		
Tip Top Stockpile (Backfill)	85%			50%		
Mill						
DeLamar In Situ	-	-	87%	-	-	87%
Glen Silver	-	-	78%	-	-	78%
Florida Mountain In Situ	-	-	95%	-	-	92%
Milestone	-	-	70%	-	-	75%

The in-pit resources were further constrained by a gold-equivalent cutoff of 0.17 g/t applied to all in-situ model blocks lying within the optimized pits that are coded as oxide or transitional, a 0.1 g/t gold-equivalent cutoff applied to all stockpile material, a 0.3 g/t gold-equivalent cutoff applied to all in-situ blocks coded as sulfide at DeLamar, and a 0.2 g/t cutoff applied to all in-situ blocks coded as sulfide at Florida Mountain. Gold-equivalent grades were used solely for the purpose of applying the resource cutoffs. They are a function of metal prices (Table 1) and metal recoveries, with the recoveries varying by deposit and oxidation state (Table 2).
The total Florida Mountain and DeLamar resources are summarized in Table 3.

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Year ended December 31, 2025
All amounts in USD unless otherwise stated

Table 3: Total DeLamar Project Gold and Silver Resources

Type	Class	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz
Oxide	Measured	5,891,000	0.37	70,000	17.50	3,305,000
	Indicated	40,197,000	0.35	453,000	13.50	17,454,000
	Inferred	8,640,000	0.29	80,000	7.40	2,044,000
	Meas + Ind	46,088,000	0.35	523,000	14.00	20,759,000
Transition	Measured	9,657,000	0.43	134,000	22.30	6,925,000
	Indicated	56,843,000	0.36	650,000	15.30	28,037,000
	Inferred	6,462,000	0.27	57,000	7.80	1,628,000
	Meas + Ind	66,500,000	0.37	784,000	16.40	34,962,000
Sulfide	Measured	21,643,000	0.51	357,000	32.90	22,922,000
	Indicated	68,629,000	0.45	984,000	22.30	49,254,000
	Inferred	19,789,000	0.37	235,000	15.20	9,664,000
	Meas + Ind	90,272,000	0.46	1,341,000	24.90	72,176,000
Stockpiles	Measured	-	-	-	-	-
	Indicated	42,913,000	0.22	297,000	11.80	16,259,000
	Inferred	4,711,000	0.17	26,000	10.10	1,529,000
	Meas + Ind	42,913,000	0.22	297,000	11.80	16,259,000
Total Resources	Measured	37,189,000	0.47	561,000	27.70	33,152,000
	Indicated	208,582,000	0.36	2,384,000	16.60	111,004,000
	Inferred	39,603,000	0.31	398,000	11.70	14,865,000
	Meas + Ind	245,772,000	0.37	2,945,000	18.20	144,155,000

Notes:
1.Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2.Jeffrey Bickel, C.P.G. and Senior Geologist for RESPEC, is a qualified person as defined in NI 43-101 and is responsible for reporting mineral resources in the DeLamar Report. Mr. Bickel is independent of Integra.
3.In consideration of potential open-pit mining and heap-leach processing, in-Situ oxide/transition mineral resources are reported at a 0.17 g AuEq/t cut-off, and stockpile mineral resources are reported at a 0.1 g AuEq/t cut-off.
4.Sulfide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.
5.The mineral resources are constrained by pit optimizations.
6.Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 1 and Table 2.
7.Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.
8.The effective date of the mineral resources is December 8, 2025.
9.The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
The DeLamar Project indicated and measured mineral resources include the entirety of the mineral reserves for the DeLamar Project. The mineral reserve statement has an effective date of December 8, 2025. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
Mineral Reserves
The estimated mineral resources presented in the DeLamar Report were classified in order of increasing geological and quantitative confidence into inferred, indicated, and measured categories to be in accordance with the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” and

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therefore NI 43-101. Mineral resources are reported at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions, because of the regulatory requirements that a mineral resource exists “in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction.”
The DeLamar Project’s mineral reserves were developed by applying relevant economic criteria to define the economically extractable portions of the mineral resource. CIM standards require that modifying factors be used to convert mineral resources to reserves.
The qualified person used measured and indicated mineral resources as the basis to define mineral reserves for both the DeLamar and Florida Mountain deposits. Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. The qualified person then considered various factors—including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental aspects—for defining the estimated mineral reserves.
The economic parameters and cutoff grades are based on variable processing costs ranging from $3.26-$5.30/tonne, and metallurgical recoveries ranging from 45%-95% for Au and 15%-92% for Ag. The pit optimizations also used a G&A cost of $0.65/tonne, pad replacement cost of $1.00/tonne for heap-leach material, and refining costs of $5.00/oz for Au and $0.50/oz for Ag.
The overall leaching process rate is planned to be 35,000 tonnes (38,581 tons) per day or 12,450,000 tonnes (13,726,776 tons) per year for both Florida Mountain and DeLamar oxide and transitional material.
The cutoff grades are variable because of the variable processing costs and variable recoveries. Royalties are built into the block values and are considered when determining whether to process the material.
The mineral reserves are constrained by pit optimizations using a price of $2,000/oz Au, a price of $25/oz Ag, and a mining cost of $2.50/tonne.
Total proven and probable reserves for the DeLamar Project from all pit phases are 119,972,000 tonnes at an average grade of 0.32 g Au/t and 13.20 g Ag/t, for 1,259,000 ounces of gold and 52,305,000 ounces of silver (Table 4). The mineral reserves point of reference is the point where material is fed into the crusher at the leach pad.
Table 4: Total Proven and Probable Reserves, DeLamar and Florida Mountain
Notes:
1.All estimates of mineral reserves have been prepared in accordance with NI 43-101 standards and are included within the current measured and indicated mineral resources.
2.Sterling K, Watson, P.Eng., of RESPEC Company LLC of Reno, Nevada, is a qualified person as defined in NI 43-101 and is responsible for reporting mineral reserves for the DeLamar Project. Mr. Watson is independent of Integra.

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Year ended December 31, 2025
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3.Mineral reserves are based on prices of $2,000/oz Au and $25/oz Ag. The mineral reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.
4.Mineral reserves are reported using block value cutoff grades representing the cost of processing.
5.The mineral reserves are constrained by pit optimizations using a price of $2,000/oz Au, a price of $25/oz Ag, mining cost of $2.50/tonne (including rehandle), variable processing costs ranging from $3.26-$5.30/tonne, and metallurgical recoveries ranging from 45%-95% for Au and 15%-92% for Ag. The pit optimizations also used a G&A cost of $0.65/tonne, pad replacement cost of $1.00/tonne for heap-leach material, and refining costs of $5.00/oz for Au and $0.50 for Ag.
6.Energy prices of US$3.50 per gallon of diesel.
7.Pit optimizations were run on a range of prices from $500/oz Au to $3,000/oz Au.
8.The cut-off grade for mineral reserves is based on economics at a “break-even internal” cut-off grade for the deposits.
9.The mineral reserves point of reference is the point where material is fed into the crusher.
10.All ounces reported herein represent troy ounces; “g/t Au” represents grams per tonne gold; “g/t Ag” represents grams per tonne silver.
11.Measured and indicated mineral resources reported are inclusive of mineral reserves.
12.Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.
13.The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
14.The effective date of the Mineral Reserves estimate is December 8, 2025.
Mining Operations
The DeLamar Report considers open-pit mining of the DeLamar and Florida Mountain gold-silver deposits. Mining will utilize two 22-m3 hydraulic shovels along with one 14 m3 loader to load 136-tonne capacity haul trucks. A total of 17 haul trucks are required to maintain the production schedule. The haul trucks will haul development rock and ore out of the pit to rock storage locations and the ore crushing facility.
Development rock material will be stored in development-rock storage facilities located near each of the Florida Mountain and DeLamar deposits, as well as backfilled into pits where available.
Production scheduling was completed using Geovia’s MineSched™ (version 2025) software. Proven and probable reserves along with waste material inside pit designs previously discussed were used to schedule mine production. The production schedule considers the processing of DeLamar and Florida Mountain oxide and transitional material by crushing and heap leaching, with some of the DeLamar material requiring agglomeration prior to leaching.
Processing and Recovery Operations
Metallurgical testing by Integra—generally conducted at McClelland from 2018–2023 and further testing by Forte Analytical LLC in 2024—has been used to select preferred processing methods and estimate recoveries for oxide and transitional mineralization from both the DeLamar and Florida Mountain deposits. Samples used for this testing, primarily drill hole composites from 2018–2023 Integra drilling, were selected to represent the various material types contained in the current resources of both the DeLamar and Florida Mountain deposits. Integra selected the composites to evaluate effects of area, depth, grade, oxidation, lithology, and alteration on metallurgical response.
Bottle-roll and column-leach cyanidation testing on drill core composites from both the DeLamar and Florida Mountain deposits and on bulk samples from the DeLamar deposit has shown that the oxide and transitional material types from both deposits can be processed by heap-leach cyanidation. These materials generally benefit from relatively fine crushing to maximize heap-leach recoveries and a feed size of 80% -19mm was selected as optimum. Expected heap-leach gold recoveries for the oxide mineralization from both deposits (DeLamar and Florida Mountain) are consistently high (71–89%). Heap leach gold recoveries for the transitional mineralization are expected to average 67% for Florida Mountain and range from 44–72% for the DeLamar deposit. Heap leach silver recoveries are expected to average 36% from the Florida Mountain oxide and 39% from the Florida Mountain transitional materials. Expected heap-leach silver recoveries from the DeLamar material are highly variable (11–52%), but generally low.

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Year ended December 31, 2025
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None of the Florida Mountain heap-leach material is expected to require agglomeration. Because of elevated clay content, a significant portion of the DeLamar oxide and transitional mineralization will require agglomeration pretreatment using cement.
Both Florida Mountain and DeLamar oxide and transitional ore types have been shown to be amenable to conventional cyanide leaching with two-stage crushing providing economic enhanced metal recovery. Material will be crushed in two stages to a nominal size of 80% finer than (P80) 19-millimeter at a rate of 35,000 tonnes per day. The project has two heap leach facilities to balance early capital efficiency with operational flexibility, allowing for staged commissioning while managing particle fines and agglomeration risk across distinct ore domains.
Run-of-mine ore will be transferred from the pits via haul trucks to their respective heap leach pads for two-stage crushing at a rate of 35,000 tonnes per day before stacking. The crushing circuit consists of a primary mineral sizer and secondary low-pressure roll crusher, reducing the particle size of run-of-mine ore to a P80 (particle size at which 80% of the sample material passes) of approximately 19 millimeters. Abrasion and impact testing supported the selection of crushing equipment. The crushed ore from the Florida Mountain deposit contains limited fines and does not require agglomeration, making it suitable for direct truck dump stacking following two-stage crushing. Approximately 45% of the crushed ore from the DeLamar deposit pit contains enough fines and clay that it requires agglomeration through a screening and agglomeration circuit followed by curing and conveyor stacking. To minimize operating complexity, screening and selective agglomeration are applied only where required while protecting permeability and recovery performance.
To reduce truck haulage requirements, one heap leach pad will be located adjacent to the Florida Mountain deposit, and the other will be located adjacent to the DeLamar deposit. Heaps leach pads will be stacked at a rate of 35,000 tonnes per day via truck stacking of the Florida Mountain heap leach pad and a system of overland, grasshopper conveyors, and a radial stacker at the DeLamar heap leach pad. Cyanide solution will be applied to the heap leach pad(s) and processed via a Merrill Crowe facility located near the DeLamar deposit heap leach pad designed for a throughput of approximately 1,360 m3 per hour. To reduce initial capital requirements, the filter cakes will be processed into doré bars at Integra’s Florida Canyon Mine refinery. The Florida Canyon facility will require retrofit of parallel or larger equipment to process DeLamar Project doré and is accounted for in capital cost for the DeLamar Project.
Infrastructure, Permitting and Compliance Activities
Project Infrastructure
To minimize initial capital, Integra’s infrastructure strategy for the DeLamar Project prioritizes refurbishment and targeted upgrades wherever possible—while maintaining reliability and construction schedule. The historical DeLamar mine operated as a fully serviced site until 1998, after which the owners completed limited remediation. The historical mine is in ongoing care and maintenance, and several facilities and infrastructure elements remain in place. Where it’s possible to maintain alignment with the planned mining fleet and operational profile, Integra will refurbish or augment those existing facilities and infrastructure. Where needed, Integra will construct new infrastructure to meet safety, capacity, or operational performance requirements.
The existing water treatment plant will be upgraded and augmented to meet applicable regulations for treatment and surface water discharge. On-site facilities will be selectively upgraded. The existing ten-bay mobile maintenance shop will be upgraded to eleven-bays large enough to accommodate 136-tonne series haul trucks. The administration building will be refurbished, and site communications infrastructure and power distribution network will be enhanced. To limit the need to construct new roads, existing site roads will be rehabilitated and upgraded as practicable. New construction requirements include a Merrill Crowe plant, two-stage crushing circuit, heap leach facilities, truck wash, laboratory, warehouse, and additional water management and power infrastructure.
Figure 1 shows the DeLamar Project’s general arrangement including mining, process, ancillary facilities, and key infrastructure.

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Year ended December 31, 2025
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Existing Truck Shop
China Gulch DRSF Collection Pond
Collection Pond
Event Pond
Existing Mine Access Road
DeLamar Pit
China Gulch DRSF
Process Pond
Growth Media Stockpile
Crushing Facility Florida Mountain Location
Florida Mountain Pit
Florida Mountain ROM Stockpile
Guard Shack/Truck Scale/Invasive Seed Wash
Merrill Crowe Plant
Florida Mountain DRSF Collection Pond
Communication Tower
DeLamar ROM Stockpile
Communication Tower
DeLamar Heap Leach Pad
Florida Mountain ROM Collection Pond
Historic Waste Dump 2
Agglomeration Cure Pile
Florida Mountain DRSF
Clay Borrow
Crushing Facility DeLamar Location
Laydown Area
Fire Pump House
Event Pond
Water Treatment Plant
Existing Substation
Florida Mountain Heap Leach Pad
Existing Decant Pond
Existing Administration Building
Stockpile
Process Pond
Stormwater Basin
Stormwater Basin
Historic Waste Dump 1

INTEGRA DELAMAR

N

Scale: 1:30,000

0 0.25 0.5 Miles

NAD 1983 UTM Zone 11N
Sources: ESRI, BLM, Integra DeLamar | Image Date: July 2019

For Reference Subject to Changes

Legend

- Development Rock Storage Facility (DRSF)
- Existing Access Road
- Facility
- Growth Media Storage
- Haul Road
- Heap Leach Facility
- Historical Waste Dump
- Maintenance Road
- Pits
- Pond
- Pond Embankment/ Buttress/Cut
- Proposed Access Road
- ROM Stockpile
- BLM
- PRIVATE
- STATE
- MPO_Boundary_2025

1/27/2026
DeLamar Mining Company
Integra Resources Corporation

DeLamar Feasibility Study

Figure 1: General Site Layout
Environmental Studies, Permitting, and Social or Community Aspects
The DeLamar Project received a “completeness determination” from the BLM and has completed environmental resource baseline studies to support project environmental effects analysis under NEPA. Construction and operation of the project require further permitting, which Integra will continue to actively advance in 2026 and 2027 through parallel U.S. Federal, State of Idaho, and Owyhee County permitting processes that address mine reclamation, air and water quality, wetland impacts, and cyanidation.
In accordance with the BLM’s mandate to prevent undue environmental degradation on public lands, Integra’s project design optimization has continued to focus on the reduction of environmental impacts and surface disturbance of the mine operation through a leaching-focused process, consolidation of development rock storage facilities, and the design of heap leach facilities in proximity to the open pits. Through various studies conducted over the years, the proposed mine footprint has been reduced by ~25%. During the NEPA process, Integra will continue this optimization through the evaluation of agency-proposed alternatives and mitigations to deliver a robust mine operation that is protective of water resources, air quality, cultural resources, wildlife, and vegetation, as well as post-mine land use.
Capital and Operating Costs
Table 5 summarizes the estimated capital costs of the DeLamar Project. The LOM total capital cost is estimated as $747.5 million, including $389.1 million in preproduction capital (including working capital and reclamation bond) and $304.9 million for expansion and sustaining capital. Sustaining capital includes $53.5 million in reclamation costs. The estimated capital costs include sales tax; engineering, procurement, and construction management (“EPCM”); and contingency.
Table 6 shows the estimated LOM operating costs for the project. Operating costs are estimated to be $10.52 per tonne processed for the LOM. During the active mining years 1–10 the total site costs are

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Year ended December 31, 2025
All amounts in USD unless otherwise stated

$9.92 per tonne. The total cash cost is estimated to be $1,179 per ounce of gold equivalent and site level all-in sustaining costs are estimated to be $1,480 per ounce of gold equivalent.
Table 5: Capital Cost Summary
Notes:
1.Assumes financing of mobile equipment. Pre-production = 10% cash down and one year of payments.
2.Includes $9.6M in pre-stripping.
3.Overall contingency of 12% (mining 5%, processing 13%, G&A 17%).
4.Includes $26.4 M for ongoing water treatment post mine closure.
Table 6: Operating and Total Cost Summary
Notes:
1.Royalties are detailed in Section 22 of the DeLamar Report.
2.Closure costs for all-inclusive sustaining cost ("AISC") calculation exclude ongoing water treatment reclamation costs.
3.LOM unit costs are calculated using costs from year 1 through year 12 with tonnages from year 1 through year 10. Year -1 costs are capitalized and included in the capital cost estimate.
4.LOM unit cost during operations (year 1 through year 10) equals $9.92/tonne with a total cost of $1,164.5 million.

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Year ended December 31, 2025
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Economic Analysis
The results of this feasibility study included in the DeLamar Report outlines total production of 1.1 Moz AuEq over a 10-year operating mine life (plus five years of residual leaching) from an average annual production profile of 106 koz AuEq per annum at a co-product mine-site AISC of $1,480/oz. The DeLamar Project generates an after-tax NPV5% of $774 M with an after-tax IRR of 46% at base case metal prices of $3,000/oz for gold and$35/oz for silver.
A summary of the feasibility study parameters and economic indicators are shown in Table 7.

REMAINDER OF PAGE LEFT INTENTIONALLY BLANK

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Year ended December 31, 2025
All amounts in USD unless otherwise stated

Table 7: Economic Analysis Summary

Payable Metals	
LOM Gold Payable (koz Au)	910
LOM Silver Payable (koz Ag)	17,392
LOM Gold Equivalent Payable (koz AuEq)	1,113
Avg. Annual Gold Payable (koz Au), Yr 1-10	88
Avg. Annual Silver Payable (koz Ag), Yr 1-10	1,602
Avg. Annual Gold Equivalent Payable (koz AuEq), Yr 1-10	106
Avg. Annual Gold Payable (koz Au), Yr 1-5	102
Avg. Annual Silver Payable (koz Ag), Yr 1-5	1,450
Avg. Annual Gold Equivalent Payable (koz AuEq), Yr 1-5	119
Costs per Tonne	
Mining Costs ($/t mined)	$2.55
Mining Costs ($/t processed)	$3.95
Processing Costs ($/t processed)	$5.02
G&A Costs ($/t processed)	$1.54
Total Site Operating Cost ($/t processed)[4]	$10.52
Cash Costs	
LOM Cash Cost, net-of-silver by-product ($/oz Au)	$772
LOM Cash Cost, co-product ($/oz AuEq)	$1,179
LOM AISC, net-of-silver by-product ($/oz Au)	$1,142
LOM AISC, co-product ($/oz AuEq)	$1,480
Capital Expenditure (Incl. Contingency)	
Pre-Production Capital, Incl. Contingency ($M)[2]	$347.0
Bonding Cash Collateral ($M)	$3.9
Owners' Cost ($M)	$38.2
Total Initial Capital ($M)	$389.1
Sustaining Capital / Equipment Financing, Incl. Contingency ($M)	$304.9
Reclamation Cost ($M)[3]	$65.5
Salvage Value ($M)	($8.1)
Bonding Cash Collateral Return ($M)	($3.9)
Total Capital ($M)	$747.5
Base Case Metal Price Assumptions	
Gold Price ($/oz)	$3,000
Silver Price ($/oz)	$35
Base Case Project Economics	
After-Tax IRR (%)	46.0%
After-Tax NPV5% ($M)	$773.7
Payback Period (years)	1.8
Average Annual Net Free Cash Flow ($M) – Yr 1 to Yr 10	$142.8
Total Net Free Cash Flow ($M)	$1,066.3

Notes:
1.Gold equivalent (“AuEq”) calculated using base case metal prices of $3,000/oz Au and $35/oz Ag.
2.Assumes mobile equipment financing.
3.Closure costs include $26.4 million ongoing water treatment reclamation liability.
4.LOM total site operating cost ($/t processed) for operating Year 1 to Year 10 is $9.92/t.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Exploration, Development and Production
The Corporation is advancing permitting and construction readiness at the DeLamar Project. Near-term priorities include advancing detailed engineering and execution planning. The construction and operation of the DeLamar Project require further permitting which will continue to actively advance in 2026 and 2027 through parallel U.S. Federal, State of Idaho, and Owyhee County permitting processes that address mine reclamation, air and water quality, wetland impacts and cyanidation.
The BLM has established a federal permitting schedule under NEPA for the DeLamar Project, which contemplates a NOI be obtained in the second quarter of 2026 followed by an anticipated 15-month NEPA review period, culminating in the issuance of an EIS and ROD anticipated in the third quarter of 2027. As part of this process, the Corporation will be working with applicable agencies on a public scoping process to identify issues and concerns associated with the DeLamar Project, which will guide the development of reasonable alternatives designed to minimize adverse effects and prevent undue degradation. Following the scoping process, an environmental impact analysis of the DeLamar Project and a reasonable range of alternatives will be undertaken, culminating in preparation of the EIS. While the EIS is underway, the Corporation will work with U.S. Federal, State of Idaho, and Owyhee County agencies to advance various permits required prior to construction and operation. In the EIS and accompanying ROD, the BLM will identify a Preferred Alternative and any mitigation measures required for DeLamar Project implementation. This mitigation is expected to include continued engagement with Tribal Nations and the development of a Programmatic Agreement, a formal framework established among the Corporation, governmental agencies, and Tribal Nations to identify, manage, and mitigate potential impacts to culturally sensitive areas and historic properties. Following completion of the NEPA process, a final revised Mine Plan of Operations will be prepared that incorporates the Preferred Alternative and all required mitigation measures.
The DeLamar Project has been selected for inclusion in the United States Federal Permitting Improvement Steering Council FAST-41 Transparency Projects Program. The FAST-41 Transparency Projects Program is a federal permitting framework designed to improve interagency coordination and increase transparency.
NEVADA NORTH PROJECT
The scientific and technical information contained in this AIF relating to the Nevada North Project is supported by the technical report regarding the Nevada North Project prepared for the Company and entitled “NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA” dated July 30, 2023 (with an effective date of June 28, 2023) (the “Nevada North Report”) prepared by William J. Lewis, P.Geo., Richard Gowans, P.Eng., Christopher Jacobs, CEng, MIMMM, Andrew Hanson, P.E., Deepak Malhotra, Ph.D. and Ralston Pedersen, P.E., who are each a “qualified person” and independent” of the Company within the meaning of NI 43-101. Reference should be made to the full text of the Nevada North Report, which is available under Integra’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.
Where appropriate, certain information contained in this AIF updates information derived from the Nevada North Report. Any updates to the technical information derived from the Nevada North Report and any other technical information contained in this AIF was prepared by or under the supervision of James Frost, P.Eng., the Company’s Director, Technical Services, and a qualified person within the meaning of NI 43-101.
The Nevada North Report is not and shall not be deemed to be incorporated by reference in this AIF.
Project Description, Location and Access
The Wildcat and Mountain View deposits (collectively, the “Nevada North Project”) comprise certain patented and unpatented lode claims located in northern Nevada, United States of America. Both deposits are located northeast of Reno, which is the nearest large city. The Wildcat deposit is located in

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Pershing County and the Mountain View deposit is located in Washoe County. The two deposits are located approximately 40 miles (65 km) from one another and Integra plans to combine the two deposits and operate them sequentially as one continuous project.
Wildcat
The Wildcat deposit is located on the northeastern portion of the Seven Troughs Range, about 35 miles northwest of the town of Lovelock in Pershing County, Nevada. The Wildcat deposit is accessible from the city of Reno, Nevada, via both paved and dirt roads. Access is primarily via Interstate 80 to the town of Lovelock, approximately 91 miles from Reno. State Route 398 from Lovelock is followed (1 mile) to the intersection with State Route 399. After 12 miles, Route 399 reaches the intersection with a good-condition dirt road, which runs to the northwest. After approximately 15.6 miles, there is an intersection with a dirt road, in regular driving condition. The Wildcat deposit is located 4.7 miles after the intersection of this dirt road.
The deposit is located in all or portions of: sections 32-36, T32N, R29E; sections 1 and 12 of T31N, R28E; sections 1-36 of T31N, R29E; and sections 4 and 5 of T30N, R29E, Mount Diablo Baseline and Meridian. The latitude and longitude of the Wildcat deposit are 40.5425° N, 118.7550° W and the Wildcat deposit is at an elevation of approximately 6,299 ft.
The Wildcat deposit consists of 4 patented lode claims (the “Fee Tracts”) and 916 unpatented lode claims. The total area is 17,612 acres. The claims are on publicly owned lands administered by the BLM. All of the claims are located in Pershing County in northwest-north-central Nevada. The maintenance fee of $183,200 has been paid, and the federal fee requirements were met for each of the claims for the assessment year ending on August 31, 2026.
According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited, as long as filing payments are made each year.
The mineral claims comprising the Nevada North Project were originally purchased from Clover Nevada Limited Liability Company (“Clover Nevada”) a subsidiary of Waterton Precious Metals Fund II Cayman, LP (“Waterton”). On April 29, 2021 all rights were assigned to Millennial NV Limited Liability Company (“Millennial NV”).
The Wildcat mineral claims are currently owned 100% by Millennial NV, which is a subsidiary of Integra.
According to certain title opinions, the following royalties apply to the Wildcat deposit:
•Clover Nevada reserved a NSR (the “Clover Royalty”), payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the Original Properties (see Nevada North Report). The amount of the Clover Royalty is 0.5%. The Clover Royalty runs with the Original Properties (which includes the Mountain View deposit) and covers any amendments, relocations, replacements, modifications or conversions of the Original Properties.
•1.0% NSR on the SS claims. This royalty is held of record by RG Royalties, LLC.
•Scaled royalty (0.0% to 2.0%) on the Fee Tracts. The royalty is held of record by RG Royalties, LLC.
•0.4% NSR on Tag #15 through Tag #18 claims. This royalty is held by Raymond Wittkopp.
•US$500,000 production payment on the SS claims and the Tag and Easter claims (as defined in the Nevada North Report). This royalty is held by Monex Explorations.
On June 21, 2023, Integra announced that it had received notice from Royalty Consolidation Company, Limited Liability Company, a private company controlled by Waterton of the sale of 100% of its existing royalty interests in the Nevada projects (including the Nevada North Project) to a wholly owned subsidiary of Franco-Nevada Corporation (“Franco-Nevada”). The transaction closed on June 15, 2023. No new royalties on the Nevada projects (including the Nevada North Project) were granted as part of the

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transaction between Waterton and Franco-Nevada and no net proceeds from the sale will be recognized by Integra.
Mountain View
The Mountain View deposit is located in northwest Nevada, United States of America, near the Granite Range, at a latitude and longitude of 40.8314° N and 119.5027° W and at an approximate elevation of 5,000 ft. The Mountain View deposit is easily accessed from Reno, via 124 miles of paved routes and 2.8 miles of good condition dirt roads. Access is primarily via Intestate Highway 80 up to the intersection with paved state route 447, located 33 miles east of Reno. State route 477 runs north for 75 miles, to the town of Gerlach. At Gerlach, State Route 447 turns to the northeast and at 17.6 miles, once the Granite Mountain Reservoir (formerly the Squaw Valley Reservoir) is reached, there is a junction with a dirt road that runs to the northwest. This dirt road is generally in good driving condition up to the Mountain View deposit, which is located at 2.8 miles from the intersection with the paved route.
The Mountain View deposit lies approximately 15 miles northwest of Gerlach, Nevada in Washoe County. The Mountain View deposit straddles the boundary between the Squaw Valley and Banjo topographic quadrangles.
The Mountain View deposit currently consists of 284 unpatented lode claims with a total area of approximately 5,476 acres. Millennial NV has provided Micon with copies of the mining claim maintenance fee filings, affidavits and notices of intent to hold mining claims, as filed with the BLM. The maintenance fee of $56,800was paid, and that the federal fee requirements were met for each of the claims for the assessment year ending on August 31, 2026.
According to federal and state regulations, the lode claims are renewed annually. In order to keep the claims current, a 'Notice of Intent to Hold' and payments are filed with the BLM and the counties. Tenure is unlimited as long as filing payments are made each year. The land on which the claims are located is administered by the BLM.
The mineral claims were originally purchased from Clover Nevada a subsidiary of Waterton. On April 29, 2021, all rights were assigned to Millennial NV, a subsidiary of Integra.
The ownership of the claims listed in the fee filings is in the name of Millennial NV and Leslie Wittkopp. Currently Millennial NV owns 100% interest in the Mountain View deposit.
In a lease/option agreement dated June 30, 2000 (the “Wittkopp Lease”), the vendor leased all interest in the Mountain View, Jack (except Jack 67A and Jack 77R) and the Harlan claims to Franco-Nevada. The initial term was for 10 years, with five additional 10-year terms, expiring on June 30, 2060. The Wittkopp Lease requires that the lessee pay a NSR of 1.0% on minerals produced from the Harlan and the Jack claims and an NSR of 0.1% on minerals produced from the Mountain View claims. The Wittkopp Lease grants the lessee a preferential purchase right if the Wittkopp's wish to sell or otherwise transfer the Wittkopp Lease royalty (except in the case of the death of Mr. or Mrs. Wittkopp).
The Wittkopp Lease contains an area of interest provision, such that any new mining claims staked by the lessee or lessor within one-half mile of the initial leased claims are subject to the lease agreement, including the NSR at a rate of 1.0.%. However, there is no specific provision for a claim partly inside and partly outside the specified area.
In addition to any royalties noted above, according to certain title opinions, the following royalties apply to the Mountain View deposit:
•1.0% NSR on the Jack Claims. This royalty is held of record by Franco-Nevada.
•1.5% NSR held by Triple Flag.
•Clover Nevada reserved an NSR, payable by Millennial NV and its successors, applicable to any sale of gold (and only gold) from the Original Claims (see Nevada North Report). The amount of the Clover Nevada royalty is 0.05%, not subject to proportionate reduction as to production from

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the Mountain View Claims and 0.5%, not subject to proportionate reduction, as to production from the Jack Claims, the Harlan Claims and the Rich Claims held of record by RG Royalties, LLC.
History
Wildcat
The history of the property and district has been taken directly from internal documents belonging to a prior property-holder, Lac Minerals (USA) Limited Liability Company (“Lac Minerals”). Mining began in the early 1900's and concentrated on epithermal quartz veins hosted within Cretaceous granodiorite. Production was small but high-grade, at less than 100,000 short tons with a grade in excess of one ounce per short ton (oz/st) gold. The patented claims on the Wildcat deposit were located in 1906 and 1907 and patented in May, 1912 by the Seven Troughs Monarch Mines Company. Surface cuts were taken on three main surface veins: Hero, Hillside and Wildcat. An 1,800 foot (“ft”) tunnel was completed in 1912 to intersect these veins at the 300 ft to 400 ft level. The veins were reported barren, but were wider than projected (Tullar, 1992).
Monex Explorations (“Monex”) purchased five unpatented lode claims around 1980 and worked the Tag mine intermittently. Homestake Mining Company (“Homestake”) took an interest in the hydrothermally altered volcanic cap northwest of the Wildcat mine area in 1982 and drilled three core holes in 1983. Based on these holes Homestake retained an interest in the property between 1984 and 1990.
Touchstone Resources Company Inc. (“Touchstone”), an exploration subsidiary of Cornucopia Resources Ltd., leased the property from Homestake in 1983. Touchstone completed a 30-hole, 6,260 ft program of reverse circulation drilling in 1984. Although Touchstone reportedly developed an “inferred reserve” of 21 million short tons grading 0.021 oz/st gold at a 1.1:1 stripping ratio (Tullar, 1992), Touchstone dropped the property in 1985. Homestake drilled one 400 ft core hole to cover the 1986/1987 assessment requirement. Kincaid Exploration and Mining Co. II (“Kemco”) optioned the claims in 1987 and completed a 35-hole, 6,150 ft reverse circulation drilling program in the same year. Kemco dropped the property in 1988, when the Star Valley Resources/Pactolus Corporation optioned the Homestake ground, along with the Monex ground. During 1989, the Star Valley Resource/Pactolus Corporation partnership completed 12 reverse circulation drill holes totalling 3,280 ft. The partnership dropped its interest in 1989. Homestake sold its interest in the property to Monex in 1990 but retained an underlying NSR interest. Amax optioned the property in 1991 and completed a single 500 ft reverse circulation drill hole.
Lac Minerals acquired the Wildcat deposit in 1992 and conducted a significant amount of exploration mapping, sampling, geophysics and the majority of the drilling on the property. In the process, it identified a large, low-grade gold resource. Sagebrush Exploration worked on the property during the period of 1996-1998 and completed some reverse circulation drilling on the property.
Mountain View
The Mountain View deposit is located in the Deephole mining district and includes the old Mountain View mine, located approximately 8,000 ft north of the Severance zone. The Mountain View vein zone averaged about 15 ft in width and cut PermoTriassic metasediments near the contact with the Granite Range batholith. The mine was originally explored from underground by the Anaconda Company in 1938, under option from the original claimants. However, no commercial mineralization was defined.
From 1939 to 1941, the Burm-Ball Co. optioned the property and produced some gold ore from a winze sunk from the main (lower) adit level. Production was said to be 1,480 ounces of gold, 6,668 oz of silver, 11,000 pounds (lbs) of copper and 6,400 lbs of lead, mostly prior to 1940 (WGM, 1997). This production was followed by intermittent unsuccessful attempts to rework the mine, most recently in 1961 and 1962.
There was little exploration or mining activity from 1940 until 1984, when the Mountain View area became the focus of a significant amount of exploration effort. The property was staked or re-staked in 1979 and there was visible activity at the time of a field examination in 1984 by NBMG staff geologists.

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Rejuvenated exploration began with St. Joe in 1984 in the vicinity of the Mountain View mine and was followed by programs from US Borax in 1986, N.A. Degerstrom Inc. from 1988 to 1990, Westgold in 1989, Canyon Resources Corp. (“Canyon”) from 1992 to 1994, Homestake from 1995 to 1996 and, finally, Franco-Nevada in 2000 and 2001.
In 1992, the Severance zone was discovered by Canyon in drill hole MV92-6, which intersected 400 ft of 0.017 oz/t gold. Canyon was in a joint venture with Independence Mining at that time and went on to acquire 100% ownership in 1995. Subsequently, Homestake entered into a joint venture agreement with Canyon, with Homestake as operator.
Geological Setting, Mineralization and Deposit Types
The Wildcat and Mountain View deposits both lie within the Great Basin, a region and geologic province within the North American Cordillera. The Great Basin is bounded by the Colorado Plateau on the east, Sierra Nevada on the west, Snake River Plain on the north, Garlock fault and Mojave block on the south, and is approximately 600 km by 600 km in size. The majority of the Great Basin is occupied by the state of Nevada (Dickinson, 2006). The evolution of geology in the Great Basin spans from the Archean to present and is detailed by Dickinson (2006).
The present-day surface geology of northwest Nevada, where both the Wildcat and Mountain View deposits are located, is at the intersection of two geologic domains, defined by John (2001) as, 1) the Western andesite assemblage, commonly referred to as the Walker Lane, and 2) the Bimodal basalt-rhyolite assemblage. Underlying these Western andesite assemblage and Bimodal basalt-rhyolite assemblage are Cretaceous granodiorites, Triassic sedimentary rocks, and Paleozoic metavolcanic rocks.
Rocks within the Western andesite assemblage are interpreted to have a tectonic setting related to subduction along the continental margin arc, have a high magmatic oxidation state, and are typified by andesite-dacite, minor rhyolite, and rare basalt. Gold deposits found in the Western andesite assemblage include the Comstock Lode, Goldfield and Tonopah.
The Bimodal basalt-rhyolite assemblage, the host assemblage of the Wildcat and Mountain View deposits, differs from the Western andesite assemblage in that these rocks are tectonically related to continental rifting, have a low magmatic oxidation state, and the most common rock types are basalt-mafic andesite and rhyolite with minor trachydacite. Aside from Wildcat and Mountain View, other gold deposits found within the Bimodal basalt-rhyolite assemblage are Fire Creek, Sleeper, Midas, Florida Canyon, and Hog Ranch. Located in northwestern Nevada, where the Walker Lane (Western andesite assemblage) and Bimodal basalt-rhyolite assemblages intersect, the project areas around Wildcat and Mountain View are clearly in a favourable geologic terrain for the formation of economic gold deposits.
The Wildcat and Mountain View deposits are both low-sulphidation (quartz-calcite-adularia-illite) epithermal gold deposits within the Biomodal basalt-rhyolite assemblage in the northwestern Great Basin.
Wildcat
The Wildcat deposit lies in the Seven Troughs Range, which is underlain by Triassic and Jurassic sedimentary rocks and has been intruded by Cretaceous granodiorite. Cenozoic igneous activity emplaced andesite, diorite, trachyte, trachyandesite, rhyolite and basalt domes and plugs. Cenozoic flows, pyroclastic debris, and vitrophyres of rhyolitic, trachytic and andesitic composition blanket much of the area, and these are broadly related to at least four intrusive events that are mappable on the surface at the Wildcat deposit. Post-mineral and Late Cenozoic conglomerates, basalt plugs and flows, tuffs, and Quaternary alluvium mask much of the area.
Deformation in the property area is varied and locally intense. Previous workers interpreted the presence of low-angle normal faults. High-angle normal faults at the deposit and along the range front are interpreted to be related to Basin and Range faulting and regional extension. The relationship between these is uncertain, though the low angle faults have both controlled mineralization and post-dated mineralization.

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Cataclastic deformation has been described in the granodiorite and probably played a role in controlling the mineralization.
Precious metal mineralization at the Wildcat deposit occurs with low-temperature silica, chalcedony and pyrite and can be best-described as epithermal precious metal mineralization. The entire known deposit has a footprint approximately 1,500 meters (“m”) long, 1,500 m wide and 150 m deep, with some areas containing significantly higher gold mineralization than others. Principal controls on the mineralization are lithologic, high-angle faults, and the contact between the granodiorite and lapilli tuff breccia.
Precious metal mineralization is identified in two lithologies at Wildcat, the granodiorite and lapilli tuff breccia. Mineralization in the granodiorite is typically limited to discontinuous quartz veins that strike north-northeast, dip steeply (70° to 80°), display localized and intense acid-bleaching (kaolinization) in the adjacent host rock, and appear to occupy a set of faults shown to predate the bulk of magmatic-hydrothermal activity in the district. Typically, these veins range in thickness from 10 cm to 2.5 m.
Mountain View
The geology around the Mountain View deposit consists of Miocene volcanic and volcaniclastic sedimentary rocks, greenschist facies, Jurassic rocks, and a large granodiorite (99.9 Ma) intrusion just to the east of the deposit.
Mapping shows that the western portion of the property area consists of Quaternary alluvium and Miocene rocks, including mafic tuffs, rhyolite tuffs and flows, volcaniclastic sediments and basalts. At the range front, Miocene rocks are in the hanging wall of a structural contact with Cretaceous and Jurassic rocks. The normal range front fault on the western edge of the Granite range runs northwest-southeast, dips steeply southwest, and exhibits geometry consistent with broader Basin and Range faulting in northwestern Nevada.
Since the late 1980s two mineralized zones, Severance and Buffalo Hills, have been the target of exploration at Mountain View. The Nevada North Report focuses on the Severance area, as that is where drilling during 2021 and 2022 was completed. The Buffalo Hills mineralized zone is not the subject of the Nevada North Report.
The Severance zone is hosted in the Severance Rhyolite (15.4 Ma). The deposit is located in the hanging wall of the northwest-striking southwest-dipping range-bounding fault on the western side of the Granite range. Juxtaposed to the zone, in the footwall side of this fault, is Cretaceous granodiorite. In only a couple of instances, the Severance rhyolite outcrops along the range front and drilling evidence suggests it occupies an area approximately 3,200 ft long and 1,000 ft wide. Much of the Severance zone is overlain by 500 ft to 700 ft of Quaternary alluvial cover.
A second body of rhyolite (Cañon Rhyolite) crops out near the Squaw Valley reservoir and is interpreted to extend to the northeast toward the Buffalo Hills zone, located approximately 5,000 ft to the west-northwest of Severance. The Cañon and Severance rhyolites are likely the same unit.
Structure on the property is dominated by northwest and northeast trending faults and fracture sets, though a number of north-south lineaments have been identified from aerial photographs. Major dip-slip offsets occur along the range-front fault system and these are, in turn, offset by the northeast trending structures. The latest movement on the range front fault system is interpreted to offset recent alluvium (Homestake, 1996).
The mineralized zone at the Mountain View deposit has a roughly tabular shape, striking towards the northwest and dipping steeply to the southwest. The mineralization occurs beneath unconsolidated alluvium, between approximately 400 ft and 1,000 ft below surface. Two different styles of epithermal gold mineralization are recognized as occurring on the deposit:
•Sheeted quartz veins within Permo-Triassic units at the old Mountain View mine.
•Multi-stage hydrothermal breccias and veins cutting Cenozoic rhyolites at the Severance zone area.

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Both styles of mineralization are interpreted to be the same age and are products of the same mineralizing event. Potassium-argon dating indicates that the age of mineralization is approximately 14 Ma to 15 Ma.
Both types of mineralization are geochemically similar, with high arsenic, mercury and antimony levels, low base metal levels, and high silver to gold ratios of approximately 7:1. Petrographic and microprobe work by Homestake on high-grade gold samples from the Severance deposit has identified abundant silver selenides and coarse grains of electrum.
The high-grade zones at the Severance zone occur along northwest and east-northeast trending structures.
Low sulphidation epithermal mineralization at the Severance zone has been interpreted as a somewhat planar zone of low to moderate grade gold mineralization, hosted primarily by the Severance Rhyolite. The zone has a roughly tabular shape striking toward the northwest and dipping steeply toward the southwest, roughly parallel with the interpreted orientation of the range-front fault. The mineralization occurs beneath the unconsolidated alluvium at the top of bedrock. Several small high-grade zones are interpreted as being strongly structurally controlled and are completely encompassed by lower grade mineralization. They are interpreted to have generally northwest trending and northeast trending cross-cutting orientations.
Exploration
Millennial, prior to the acquisition by Integra, undertook a mapping and surface sampling program at Wildcat during the 2021 and 2022 field seasons. The aim of this program was to identify areas of interest for additional exploration drilling and to gain a broader understanding of the mineral potential of Wildcat. In addition to trying to collect high-grade samples, Millennial sampled each mapped lithology on the property, thus gaining a comprehensive and representative understanding of which lithologies and areas have the best potential for hosting potentially economic gold mineralization.
A field mapping program of the lithology, alteration and geological structures was carried out by Millennial at Wildcat. Field mapping covered the entire Wildcat deposit area, but particular attention was given to the main Wildcat deposit area. Results of the mapping and exploration campaigns indicated that there is good potential for additional mineralization beyond of the areas covered by the preliminary economic assessment (the "PEA") discussed in the Nevada North Report.
Neither Millennial nor Integra has undertaken any surface exploration at Mountain View.
Drilling
Wildcat
In May 2024, Integra initiated a drilling program (10 holes for ~1,940m). This program consists of exploration, development, and metallurgical drill holes. The program was completed at the end of August 2024 and the results were announced in a news release dated December 12,2024. Drilling results will strategically inform the next phase of studies refining project development and supporting future mine permitting efforts. Integra issued an exploration update news release dated December 12, 2024 with key findings:
•Infill drilling within the 2023 PEA pit shell confirmed oxide gold continuity. Piezometer installations in key drill holes confirmed that the pit is expected to remain dry, simplifying permitting and operational.
•The exploration drilling outside of the PEA pit shell confirmed intense alteration and brecciation, reinforcing the potential for a high-grade breccia feeder system. Hole WCCD-0016 intercepted 213.8m of 0.25 g/t non-oxide Au, with strong hydrothermal brecciation and quartz veining, while WCCD-0015 intersected lake sediments beneath post-mineralization basalts, suggesting proximity to a targeted diatreme and hits 12.2m of 0.22 g/t non-oxide Au.

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Drill hole material was shipped to both metallurgical and geotechnical laboratories for further testing.
Thorough QA/QC protocols were followed including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples were submitted directly to AAL for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.
In 2022, Millennial completed a 12-hole drill program on the Wildcat deposit, totaling 1,297.99 m.
Historical drilling provided ample evidence for a gold deposit at Wildcat and, thus the 2022 drill holes were designed to primarily collect metallurgical and geotechnical information. Each hole drilled in 2022 intersected mineralization within the planned oxide open pit. Holes WCCD-0005, WCCD-0010 and WCCD-0012, intersected mineralization outside the previous 2020 mineral resource pit shell, suggesting there is additional mineralization that can be added to the resource at Wildcat and that further exploration is warranted.
Mountain View
Drilling at Mountain View was last completed in 2021-2022 and consisted of 32 drill holes, totaling 8,107.6 m. Two of the holes, MVRC-0001 and MVRC-0002 were drilled using reverse circulation. These holes were drilled with an RC685 drill rig. Twenty-five of the holes drilled at Mountain View were diamond bit core holes that were all collared using a PQ hole diameter. One hole, MVCD-0015 had to be reduced twice in size while drilling, from PQ to HQ and from HQ to NQ, due to difficult drilling conditions. Five holes (MVCD-0001A, 0011, 0012, 0013 and 0014) were collared with reverse circulation drilling and then transitioned to PQ diamond core drilling closer to the interpreted location of the mineralization. Core holes were drilled with CT14 and CT20 drill rigs.
Throughout the program, drilling conditions were difficult, and nine holes were lost.
Historical drilling provided ample evidence for a gold deposit at Mountain View, and holes for the Millennial drilling campaign were designed primarily to collect metallurgical and geotechnical information, while focusing on minimal environmental disturbance. The program was designed to confirm continuity of the mineralization in a number of areas within the deposit.
Over 50% of the holes drilled at Mountain View in 2021 and 2022 intersected mineralization, suggesting that the mineralization is fairly continuous. Some drill holes intersected economic gold grades outside the area of the pit designed for the PEA and this tends to reinforce the hypothesis that there are areas with the potential to host additional economic mineralization at Mountain View.
Sampling, Analysis and Data Verification
Sample handling and security procedures were managed by Millennial personnel. These procedures are described below:
Following extraction from the core tube, diamond drill core is placed in wax-impregnated core boxes with depths marked by wooden marking blocks. The boxes were labelled with the drill hole number, the box number, and the depth interval, then lidded and stacked. Boxes were picked up on a regular basis and delivered to the core logging facilities. Wildcat samples were delivered to the core logging facility in Lovelock (Nevada) and Mountain View samples were delivered to a core logging facility in Gerlach (Nevada).
At the core logging facility, drill core is marked with footage depths and recovery and rock quality are measured and recorded using MX Deposit database. Geological logs (Lithology, Alteration, Oxidations, Structures) and sample intervals are marked with aluminum tags and unique sample identification numbers, and input into MX Deposit as well. Drill core was then photographed and sent to the core cutting facility. Millennial core cutters half cut the drill core using a Corewise Automatic Core Saw. Half the core is placed back in the core box and the other half is placed in a sample bag, labelled with the corresponding

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sample identification number. Boxes of half cut core are palleted and moved to core storage. Sample bags are moved to a staging area for dispatch to AAL.
During staging for dispatch, standard and blank samples are inserted into the sample sequence for quality assurance and quality control. Bagged samples are then placed in rice bags in groups of five to ten samples, depending on weight. Rice bags are labelled with a unique shipment ID and sequential numbering. A sample list and sample submittal form are inserted into the first bag for each shipment. All samples were delivered to AAL by Millennial staff. Chain of custody forms are signed by Millennial and AAL staff.
Samples are dried and crushed to a size of -6 mesh and then roll-crushed to -10 mesh. Two-kilogram (“kg”) splits of the mesh materials are pulverized to 95% passing -150 mesh. 30-gram aliquots are then analyzed for gold by fire-assay fusion with an inductivity coupled plasma analytical method (“ICP”) finish. Silver and 38 major, minor and trace elements are determined by ICP and inductively coupled plasma mass spectrometry (“ICP-MS”), following a 5-acid digestion of 0.50-gram aliquots. Samples that assay greater than 10 g Au/t are re-analyzed by fire-assay fusion of 30-gm aliquots with a gravimetric finish. Samples with greater than 100 g Ag/t are also re-analyzed by fire-assay fusion with a gravimetric finish.
The following summarizes the 2022 QA/QC program for samples from Wildcat and Mountain View:
Calibration and repeatability of measurements are monitored by the use of CRMs. This part of the QA/QC program allows for verification of the proper calibration of the laboratory analytical equipment (AA, ICP or ICP-MS), the possible analytical drift of equipment, and the accuracy and precision of the measurements. It assists in the detection of any potential systematic errors and identifies the need for implementation of corrective actions.
Contamination during preparation is monitored by the routine insertion of coarse barren material (a “blank”), that goes through the same sample preparation and analytical procedures as the core samples. Elevated values for blanks may indicate sources of contamination in the fire assay procedure or sample solution carry-over during instrumental finish. The blank samples used at both Wildcat and Mountain View were white pebbles or coarse marble chips purchased from a hardware store.
Sample variability and representativeness of the sampling is assessed using duplicate samples. The duplicate samples are prepared by the laboratory after the crushing of original samples. The duplicates assay informs on the repeatability of the grade, providing useful information on the nugget effect and sampling error related to the homogeneity present in the samples.
During applicable site visits, Mr. Lewis focused his inspection on the verification of drilling methodology and procedures, drill logging and sampling procedures and the QA/QC procedures. Logging procedures and sampling of the core were discussed along with the insertion of standards, blanks and duplicate samples. A number of samples from the Nevada North Project were chosen for independent re-assaying, under Micon's control.
Mineral Processing and Metallurgical Testing
Historical metallurgical testwork has been undertaken on both the Wildcat and Mountain View deposits and Millennial, prior to its acquisition by Integra, undertook further testwork, summarized below.
Wildcat
The composite samples selected by Millennial to represent typical oxide mineralization within the Wildcat mineral resources were amenable to heap leaching. Column leach tests suggest that gold extractions of around 60% to 80% could be achieved for the predominant mineralization-type (oxide rhyolite volcaniclastic) under typical design conditions. Gold recoveries of about 50% from oxide granodiorite were achieved from column leach tests. Corresponding silver extractions of between 20% to 30% would be expected from oxide mineralization. Column test results using sulphide mineralization suggested that this material was not amenable to heap leaching.

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Bottle roll tests with both coarse and fine material indicated a significant negative relationship between gold recovery and sulphur content, with a steep drop off of gold extraction with sulphide sulphur assays higher than 0.3%. Silver recoveries also tended to reduce with higher sulphur.
Bottle roll cyanide and lime requirements for oxide rhyolite volcaniclastic samples tested were reasonable, typically about 0.2 kg NaCN /t and 1.4 kg lime /t. However, reagent requirements for the oxide granodiorite samples were significantly higher. Corresponding cyanide consumptions for the column tests were 3 to 5 times higher, primarily due to long extended leaching times.
Hydraulic conductivity testing showed that permeability was high for the P80 9.5 mm oxidized rhyolitic vocaniclastic samples (4832-002 and 003), although it was lower for 4832-001, the oxidized granodiorite composite. This result suggests that oxidized granodiorite may require cement agglomeration or blending with high permeability material.
During the column tests there was very little slumping (typically less than 1%) and there were no issues with solution channelling or fines migration during leaching.
Wildcat samples were classified as “very soft” in terms of crusher work index and “moderate to very abrasive” based on the Bond abrasion index tests.
Mountain View
The Mountain View composite samples selected by Millennial to represent typical oxide mineralization within the mineral resources were amenable to heap leaching. Column leach tests suggest that high gold extractions (>90%) could be achieved under typical design conditions. Corresponding silver extractions of around 20% would be expected.
Bottle roll and column leach tests on transition mineralization, which would be found at the deposit oxide-sulphide boundaries, suggest that gold extraction from this material will be about 30% lower than gold extraction from oxide mineralization.
Bottle roll cyanide and lime requirements for all samples tested were reasonable, averaging 0.2 kg NaCN/t and 1.82 kg lime/t for the P80 75 µm tests. Cyanide consumptions for the column tests were relatively high (up to 2.14 kg NaCN/t), primarily due to long extended leaching times.
Hydraulic conductivity testing showed that permeability was high for all the P80 19 mm oxide samples.
During the column tests, there was very little slumping (typically less than 1%) and there were no issues with solution channeling or fines migration during leaching.
Mountain View samples were classified as “very soft” in terms of crusher work index and “moderately abrasive to abrasive” based on the Bond abrasion index tests.
Preliminary flotation tests on four transition and sulphide variability samples gave gold recoveries between 59% and 78%.
Mineral Resource Estimate
Wildcat
William Lewis P. Geo, of Micon has classified the Wildcat deposit mineral resource estimate as Indicated and Inferred Mineral Resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Wildcat deposit, based on the currently available data and geological knowledge. The effective date of the mineral resource estimate is June 28, 2023. Table 1.8 displays the results of the mineral resource estimate at a 0.15 g/t Au cut-off grade for the Wildcat deposit.

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Table 1.8 Wildcat Deposit June 28, 2023, Mineral Resource Estimate Statement
Notes:
1.Effective date of the mineral resource estimate is June 28, 2023.
2.Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.William J. Lewis, P.Geo., of Micon has reviewed and verified the mineral resource estimate for the Wildcat deposit. Mr. Lewis is an independent “qualified person”, as defined in NI 43-101.
4.The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. The gold equivalent figures in the resource estimate are calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).
5.An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.
6.The inverse distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.
7.Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.
8.The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
9.Neither Integra nor Mr. Lewis is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in the Nevada North Report.
Mountain View
William Lewis P. Geo, of Micon has classified the Mountain View deposit mineral resource estimate as indicated and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Mountain View deposit, based on the currently available data and geological knowledge. The effective date of the mineral resource estimate is June 28, 2023. Table 1.9 displays the results of the mineral resource estimate at a 0.15 g/t Au cut-off grade for the Mountain View deposit.
Table 1.9 Mountain View Deposit June 28, 2023, Mineral Resource Estimate Statement
Notes:
1.Effective date of the mineral resource estimate is June 28, 2023.
2.Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.William J. Lewis, P.Geo., of Micon has reviewed and verified the mineral resource estimate for the Mountain View deposit. Mr. Lewis is an independent “qualified person”, as defined in NI 43-101.
4.The estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. Gold equivalent in the Resource Estimate is calculated using the formula (g/t Au + (g/t Ag ÷ 77.7)).
5.An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

6.Inverse distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.
7.Rounding as required by reporting guidelines may result in minor apparent discrepancies between tonnes, grades, and contained metal content.
8.The estimate of mineral resources may be materially affected by geological, environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
9.Neither Integra nor Mr. Lewis is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in the Nevada North Report.
Mining Operations
Economic pit limit analysis for the Nevada North Project was carried out using the Lerchs-Grossmann algorithm, incorporating economic and geometrical parameters provided for the Nevada North Project. Various mining and processing scenarios based on different throughput rates were examined.
Pit Optimization Parameters
Technical and economic parameters were established for each scenario, including mining costs, process costs, G&A costs, dilution and metallurgical recoveries.
All throughput scenarios assumed mine operating costs comparable to similar projects in Nevada. The mining cost was further refined using the mine schedule to reflect specific operational requirements.
For all scenarios, leaching is assumed to be conducted in a valley for the Wildcat deposit and adjacent to the pit for the Mountain View deposit. A conveyor is included in the Wildcat scenario to transport crushed ore from the crusher to the leach pad.
Process costs were initially estimated based on processing models and were further refined with the final mine plan.
G&A costs were determined based on personnel, supplies, and other expenses required to support the operation. Recoveries were based on the results of metallurgical testwork conducted.
While pit optimizations considered various metal prices, the base metal prices used in the economic analyses were US$1,700 per ounce of gold and US$21.00 per ounce of silver.
Geometrical parameters typically include property boundaries, royalty boundaries, and pit slope parameters. No royalty factors were directly applied to the optimization; instead, royalties were calculated based on the final schedule, considering all permits that overlap with the properties.
Recent pit slope stability studies conducted by Alius Mine Consulting provided recommendations for the design parameters. These recommendations were incorporated into the optimization work, ensuring that the pit slopes maintain stability and meet the necessary safety standards.
Mountain View Pit Optimization
The pit optimization for the Mountain View deposit was conducted using the same parameters as those used for the Wildcat Project, with gold prices ranging from US$500 to US$2,000 per ounce.
Like Wildcat, the ultimate pit limit for design purposes, representing the base-case pit, was selected as the optimized pit at a gold price of $1,200 per ounce.
Combined Selected Shell
The US$1,200/oz gold price shell was chosen as the optimal pit configuration to maximize the value of the Nevada North Project while minimizing the capital requirement. This selection was made based on a comprehensive evaluation of the pit optimization results, taking into account economic considerations and the need to optimize the balance between profitability and capital expenditure. By selecting the US$1,200/oz shell, the Nevada North Project generates value while maintaining an efficient capital utilization strategy.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

The pit design was developed using the optimized pit shells. This pit design was created to ensure efficient access to the mineral resources for equipment and personnel involved in the mining operations.
Wildcat Pit Design
The Wildcat pit was divided into two main pits, each consisting of two phases, along with the addition of two satellite pits, resulting in a total of six phases in the design. It is planned to mine all six phases simultaneously to achieve a well-blended production.
The two main phases, Phase 1 and Phase 2, were further divided into initial pushbacks, denoted as Phase 1A and Phase 2A, as well as final phases. This subdivision allows for efficient sequencing of mining activities and facilitates the optimal utilization of equipment and personnel.
The mineral resources within the final pit designs were estimated using a volumetric report. Due to lower recovery rates in the fresh material at the Wildcat deposit, only oxide and transition material from the pit was included for processing in the production schedule. Additionally, a dilution factor of 1% was applied to the mineralized tonnes in the production schedule.
Mountain View Pit Design
The Mountain View deposit consists of a single main pit, which is divided into two phases: Phase 1 and Phase 2. Both phases are mined simultaneously. The primary objective of the pit design was to achieve a balance between material flows and the cost/revenue streams.
In addition to the determination of resources within the final pit designs, a dilution factor of 5% was applied to the mineralized tonnes during the production scheduling process.
Wildcat Waste Disposal
The site at Wildcat has varying topography with very few level areas upon which to locate a waste dump. Two waste storage areas were designed for the Wildcat deposit with the south waste dump primarily accommodating material from Phase 2A and Phase 2F, while the north dump is designated for the remaining phases.
The waste dump designs were based on a bench face angle of 35º, with 15-m lift heights. Catch benches measuring 24 m were incorporated on each lift, resulting in an inter-ramp angle of 18°. The road to the dump is 30 m wide with a gradient of 10%. This configuration allows for final reclamation at the overall slope. In-pit dumping was also included in the mine plan.
The total dump capacity at Wildcat is 22.5 million tonnes, considering a swell factor of 1.25 and a loose density of 2.2 tonnes per cubic metre (t/cm3).
Mountain View Waste Disposal
The site at Mountain View slopes to the southwest. The design for Mountain View incorporates a waste dump, based on the same parameters as at Wildcat. The dump is situated to the south of the pit, with a 100 m buffer around the pit edge and two main ramps to facilitate short hauling from the Phase 1 and Phase 2 pit exits.
The total dump capacity at Mountain View is 105.4 million tonnes, considering a swell factor of 1.25 and a loose density of 2.0 t/m3.
Mineralized Material Stockpile Facilities
Two mineralized material stockpiles have been designed, one for each deposit, utilizing the waste dump design criteria. The stockpiles were designed with a bench face angle of 35º, 15-m lift heights, and catch benches of 24 m, resulting in an inter-ramp angle of 18°.
At Wildcat, a small stockpile with a capacity of 0.5 million tonnes has been designed. This stockpile primarily serves the purpose of blending to maintain the granodiorite ratio in the feed below 15%.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

At Mountain View, a larger stockpile with a capacity of 9.2 million tonnes is planned to store mineralized material during the pre-stripping period before processing commences. The stockpile capacities have been estimated using a swell factor of 1.25 and a loose density of 2.2 t/m3.
Production Scheduling
The mine production schedule was created with a cut-off grade of 0.15 g/t of gold applied to all material across both deposits.
Various scenarios were run to determine the optimal processing rate. The scenarios ranged from 10,000 t/d to 30,000 t/d, in increments of 5,000 t/d. The highest NPV for Wildcat was achieved at a processing rate of 30,000 t/d, while Mountain View showed the highest NPV at a rate of 20,000 t/d.
To minimize capital requirements and maximize NPV, the Nevada North Project has been designed to share resources. Consequently, a processing rate of 30,000 t/d was retained for the Nevada North Project. However, due to factors such as high stripping ratios, bench advance rates, and mining rate constraints, the processing capacity at Mountain View is not optimized.
The scheduling process was designed to optimize NPV and IRR. There is synergy between the Wildcat and Mountain View operations, with shared resources enhancing operational efficiency.
Production at Wildcat is scheduled to commence in Year 1, with construction of Phase 1 of the heap leach pad. The objective is to maximize the processing rate and generate cash to fund the expansion of the leach pad. Additional mining resources will be acquired and allocated to Mountain View from Year 5 to Year 7, during which pre-stripping activities will be initiated. Leachable material will be stockpiled during this period. In Year 7, Wildcat will be completed, and the remaining mining resources will be relocated to Mountain View to increase the mining rate. The processing facilities, including the crusher and plant, will also be relocated from Wildcat to Mountain View, and metal production will commence at the Mountain View site in Year 7.
Mine Equipment Requirements
For the current PEA, owner mining was selected over more costly contract mining. The production schedule, along with additional efficiency factors, performance curves, and productivity rates, was utilized to calculate the hours required for primary mining equipment to meet the production schedule. The primary mining equipment includes drills, loaders, hydraulic shovels, and haul trucks.
In addition to the primary mining equipment, provision has been made for support equipment, blasting equipment, and mine maintenance facilities.
Mine Operations Personnel
Based on the production schedule and equipment requirements, the estimate for mine operations personnel was performed. The mine is expected to operate 24 hours/day, employing three crews of workers who will work 12-hour shifts on a fourteen-days on and seven-days off rotation. These crews will alternate between day shift and night shift.
Processing and Recovery Operations
Run-of-mine material will be truck dumped into the primary jaw crusher feed hopper. The undersize ore will be scalped prior to the jaw crusher by a grizzly screen and deposited on the secondary crusher feed conveyor. The undersize ore and primary crushed ore will be screened with oversize crushed by secondary and tertiary cone crushers. Material will then be dosed with lime and conveyor stacked on the leach pad.
The stacked ore will be leveled and ripped by a dozer prior to the deployment of drip emitters. Dilute cyanide solution (NaCN) will be applied to the mineralization. The cyanide solution will flow through the heap by gravity and report to a pregnant solution tank within the pregnant solution pond.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

The pregnant solution will be pumped through a series of activated carbon beds to remove the gold. The barren solution will be dosed with additional cyanide and anti-scalant and recirculated back to the heap. The activated carbon will be advanced counter-current to the solution. The loaded carbon will be transferred to an acid wash / elution circuit to remove contaminants and gold from the carbon. The carbon will then be re-introduced to the adsorption circuit. After year 7 of operation, loaded carbon from Wildcat will be shipped by tanker trailers for acid wash / elution at the Mountain View facility.
After stripping of metals at the Adsorption, Desorption, Recovery (“ADR”) plant, the carbon will be sized, washed in dilute hydrochloric acid, neutralized, regenerated in a kiln, and then recycled into the carbon column. Some additional carbon will be added to account for carbon losses in the system.
Material from the elution circuit will be smelted into doré bars to be sold to a gold refinery.
For each of Wildcat and Mountain View, facilities will include a single large leach pad, a single process pond (barren/pregnant pond), an emergency drain-down pond, carbon columns, an ADR plant, a laboratory and the other associated facilities.
Energy requirements were estimated at approximately 49,000,000 kWh/y for Wildcat and approximately 40,400,000 kWh/y for Mountain View. Power will be generated on site, using LNG generators, at an estimated cost of US$0.13/kWh.
Reagents and consumables were estimated using the metallurgical testwork performed at McClelland. Reagent costs were estimated using actual quotes for lime, cyanide and carbon and benchmark costs for lesser items.
Water will be supplied from wells near the processing facility. The Wildcat processing facility will need approximately 800 gallons per minute (“gpm”) (600 gpm at Mountain View) of make-up water to saturate new mineralization stacked, provide dust control, and off-set evaporation. In addition, it is estimated that 100,000 m3 (approximately 80 acre-feet) per year will be required for mining activities (including dust control) per year.
Infrastructure, Permitting and Compliance Activities
All buildings at the Nevada North Project will be designed using modified shipping containers/conexes on a concrete floor, with a prefabricated roof anchored to the containers. This will allow buildings to accommodate storage, offices, change rooms, and restrooms. The following buildings are planned for both Wildcat and Mountain View: maintenance facility, warehouse, process facility, and assay laboratory.
A separate process facility will be installed at each of Wildcat and Mountain View. The Wildcat facility will be larger and will include a barren solution tank, a vertical carbon-in-column (“VCIC”), an elution circuit, a refining circuit, reagent tanks, carbon holding tanks, and a tanker bay. The smaller Mountain View process facility will include a barren solution tank, a VCIC, carbon holding tanks and a tanker bay. The reagent tanks will be insulated and in containment external to the building. Both processing facilities will be erected on a concrete containment which will drain to the pregnant solution pond.
The preliminary designs for the Wildcat and Mountain View heap leach pads were prepared in accordance with the requirements outlined in the State of Nevada Regulations, Nevada Administrative Code (NAC) 445A Governing the Design, Construction, Operation and Closure of Mining Operations.
Both the Wildcat and Mountain View deposits will use conventional open pit mining techniques. For both sites, mineralized material will be produced from the respective deposits, with recovery utilizing a conventional cyanide heap leach process. This will consist of a non-impounding leach pad, with composite lining and solution collection systems. The Wildcat pad will have a total lined area of approximately 10.0 million square feet (ft2), (0.93 Mm3) and the Mountain View pad will have a total lined area of approximately 5.9 million ft2 (0.54 Mm3). Mineralized material for both pads is planned to be placed to a maximum height up to 330 ft.
The Wildcat pad will have a capacity of approximately 70 million metric tonnes (approximately 77.2 million short tons) of mineralized material based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3). The

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Mountain View pad will have a capacity of approximately 31 million metric tonnes (approximately 34.2 million short tons) of mineralized material also based on an estimated dry unit weight of 1.6 kg/m3 (100 lb/ft3).
For both Wildcat and Mountain View, barren leach solution is assumed to be applied to each pad at a rate of 0.0025 gpm/ft2 to 0.003 gpm/ft2 with a total flowrate of approximately 2,500 gpm. Collection and recovery of pregnant leach solution at the toe of both pads will be via gravity flow, promoted using an integrated piping network.
For the purposes of heap sizing and stacking, the recovery cycle for Wildcat was estimated at 45 days, and the recovery cycle for Mountain View was estimated at 35 days.
The Wildcat and Mountain View sites will both require a suite of permits from applicable federal, state and county regulatory agencies. The type of permits required as well as the permitting process, costs and associated timelines for both Wildcat and Mountain View will generally be similar.
Exploration Plans of Operations (“EPO”) and Reclamation Permit Applications both Wildcat and Mountain View were submitted in 2023 to the BLM and Nevada Division of Environmental Protection – Bureau of Mining Regulation and Reclamation (“NDEP-BMRR”), respectively. Approval of the EPOs and Reclamation Permits will allow for large scale mineral exploration and additional environmental resource baseline data collection necessary for mine development at both sites. Smaller-scale exploration and baseline data collection at both Wildcat and Mountain View have been conducted since 2021 and have informed planning for the EPOs. These data are also relevant to future mine-level permitting. Environmental resource baseline reports were submitted to the BLM for review and were utilized to analyze the potential impacts of both Wildcat and Mountain View exploration projects in accordance with the NEPA. Both Wildcat and Mountain View underwent analysis under an Environmental Assessment (“EA”) and both received determinations indicating Finding of No Significant Impact (“FONSI”). Reclamation Permits from NDEP-BMRR are expected in Q2 2026. Applications to permit the appropriation of water rights (to support drilling activities) were submitted in 2023 to the Nevada Department of Water Resources (“NDWR”) for both Wildcat and Mountain View. The water right application for Wildcat was not protested, but the water rights have not yet been approved. The water right application for Mountain View was contested by five protestants. As of March 24, 2026, these protests have not yet been resolved. Resolution of these protests will require initial outreach to the protestants to understand the basis of their protest. In the event the protestants include current water rights holders in the same hydrologic basin, resolution of the protests may require some demonstration of “no injury” to existing water rights through hydrogeological aquifer pump testing and modeling.
Based on exploration drilling data collected during execution of the EPOs, Integra will develop a MPO for Wildcat and Mountain View. Federal agency approval of the MPO will require environmental review in accordance with the NEPA, and may include an EA. In the event that significant environmental effects are indicated, a more robust environmental impact analysis will be required and an EIS will be prepared. The FONSI (for an EA level analysis) or the ROD (for an EIS-level analysis) will constitute federal approval of the project. Mine level activities are most often analyzed with an EIS but can be analyzed with an EA if the operation would not result in significant impacts. In addition to the NEPA analysis, additional permits from the state will be required to protect air and water quality.
A brief outline of the EIS and permitting schedule follows:
•Begin baseline studies and engage with BLM (Months 1 to 24).
•Prepare and submit a Plan of Operation and other local and state permit applications (Months 20 to 30).
•Prepare and issue draft EIS including public review (Months 25 to 42).
•Final EIS and ROD (Months 42 to 44).
This schedule assumes a best-case scenario of approximately three and a half years. Currently, there are no identified environmental issues at the Wildcat or Mountain View sites that would drastically delay the

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

schedule or that could impact Integra's ability extract the mineral resources. However, addressing the protested water right applications at the Mountain View site have the potential to take several years to resolve and may impact overall project schedule.
Capital and Operating Costs
The capital cost estimate was developed using current and historical quotes and bulk materials costs based on similar projects, with allowances for the location of the Nevada North Project relative to materials manufacturing and delivery, available work force and contractor support resources. Two scenarios have been evaluated for Mountain View. The first scenario starts mining at Mountain View two years after Wildcat and progresses concurrently. The relative proximity of the two deposits allows the carbon from Mountain View to be processed at Wildcat. The second scenario begins mining at the Mountain View sequentially, following the completion of mining at Wildcat. This scenario allows the mining fleet at Wildcat and most of the processing equipment to be relocated to Mountain View. This scenario is favourable due to the lower capital expenditures.
An operating cost estimate was developed for the Nevada North Project using current reagent market price quotes from local vendors, leaching parameters from metallurgical testing performed by McCelland Laboratories, and operational experience in the local area.
Economic Analysis
The LOM base case cash flow is summarized in Table 1.10.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Table 1.10 Summary LOM Cash Flow, Nevada North Project

Area	Item	LOM Total	US$/t	US$/oz AuEq
Revenue	Gross sales	1,772,503	17.81	1,700

Cash op. costs	Mining costs	400,385	4.02	384
	Processing costs	357,220	3.59	343
	G&A costs	57,480	0.58	55
	Cash operating costs	815,085	8.19	782
	Selling expenses incl. royalties	63,323	0.64	61
	NV net proceeds of minerals tax	41,150	0.41	39
	Total cash costs	919,558	9.24	882

Net cash operating margin (EBITDA)		852,945	8.57	818

Capital expenditure	Wildcat	178,518	1.79	171
	Mountain View	81,124	0.82	78
	Closure provision	21,748	0.22	21
	Sustaining capital	36,000	0.36	35
	Residual value	(12,063)	(0.12)	(12)
Net cash flow before tax		547,619	5.50	525
Income tax payable		62,504	0.63	60
Net cash flow after tax		485,114	4.87	465

All-in Sustaining Cost per ounce AuEq ("AISC")				973
All-in Cost per ounce AuEq (“AIC”)				1,175
This preliminary economic assessment is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

The average annual LOM production at the Nevada North Project is expected to be 80,000 oz AuEq per year which, at the base case metal prices of US$1,700/oz Au and US$21.50/oz Ag will generate total LOM net free cash flow of US$485 million and average annual free cash flow of US$46 million from year 1 to year 13. Corporate office G&A were not included in the LOM costs for the Nevada North Project.
The base case cash flow is equivalent to an after-tax NPV of US$309.6 million at a discount rate of 5% and yields an IRR of 36.9%. Over the LOM period, the operating margin averages 48.1%.
As of June 27, 2023 spot prices of US$1,920/oz gold and US$22.00/oz silver, the forecast cash flow evaluates to an after-tax NPV5 of US$442.1 million at an annual discount rate of 5% and yields an IRR of 49.7%.
The Nevada North Project is expected to have direct cash costs of US$882/oz gold equivalent (“AuEq”), an AISC of US$973/oz AuEq, and AIC of US$1,175/oz AuEq.
Annual cash flows are shown graphically in Figure 2.
Figure 2 LOM Cash Flow Chart
The sensitivity of the Nevada North Project NPV and IRR were tested over a range of ±25% around the base case values for gold price, operating costs and capital expenditure. The results show that NPV and IRR remain positive across the ranges tested. The Nevada North Project is most sensitive to metal price, with NPV5 being reduced to US$52.7 million from the base case value of US$309.6 million at a 25% reduction in gold price, equivalent to US$1,275/oz, yielding an IRR of 10.5% at that price.
The base case discount rate of 5.0% yields NPV5 of US$309.6M. At discount rates of 7.5% and 10.0%, NPV is reduced to US$249.3 million and US$201.2 million, respectively.
Exploration, Development and Production
A preliminary hydrogeological study was conducted at Wildcat in Q4 2025 to initiate the development of a hydrogeological conceptual site model (“HCSM”) and to assess potential water management and supply issues impacting mining and reclamation planning. Four monitoring wells were installed at Wildcat in proposed open pit areas (three wells) and in the vicinity of the proposed heap leach (one well) area. These wells were installed under an existing Notice authorization, and will provide data related to groundwater depth, flow direction and water quality. Further hydrogeological studies are planned for 2026 and will be informed by these preliminary data. The BLM’s EA for the Wildcat EPO is complete, and decision documentation will be complete pending approval of a Memorandum of Agreement with the State Historical Preservation Office and Tribal governments. The Reclamation Permit from NDEP BMRR will be

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

completed following EPA approval and is anticipated in Q2 2026. Once fully approved and permitted, the Wildcat EPO will facilitate expanded exploration and drilling campaigns that will be initiated in 2026.
At Mountain View, environmental analysis for the EPO is also complete. The Mountain View EPO was posted for a 30-day public comment period (now complete), and a Final EA was published in Q4 2025 (with no public comment period). The NDEP BMRR Reclamation Permit is anticipated in Q2 2026. Once fully approved and permitted, the Mountain View EPO will provide greater flexibility for significantly expanded exploration and drilling campaigns in the future. The Company is planning the commencement of a pre-feasibility study in the latter part of 2026 with an expected announcement in the first half of 2027.
DIVIDENDS AND DISTRIBUTIONS
Integra has not paid any dividends on its Common Shares since incorporation and currently intends to retain future earnings, if any, to finance further business development. The declaration of dividends on Common Shares earnings, capital requirements, operating and financial condition and a number of other factors that the Board considers to be appropriate. There are no restrictions on the ability of Integra to pay dividends in the future.
DESCRIPTION OF CAPITAL STRUCTURE
Common Shares
The Company’s authorized capital consists of an unlimited number of Common Shares and an unlimited number of special shares, of which there are 202,158,810 Common Shares issued and outstanding and nil special shares issued and outstanding as of the date of this AIF.
All of the issued Common Shares rank equally as to voting rights, participation and a distribution of Integra’s assets on liquidation, dissolution or winding-up and the entitlement to dividends. Holders of Common Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of Integra. Each Common Share carries one vote at such meetings. Holders of Common Shares are entitled to dividends if and when declared by the Board and, upon liquidation, to receive such portion of the assets of Integra as may be distributable to such holders. There are currently no other series or class of shares which rank senior, in priority to, or pari passu with the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.
Warrants
As of the date of this AIF, the Company has 6,262,201 common share purchase warrants outstanding (the “Warrants”). The Warrants are listed for trading on the TSX-V under the symbol “ITR.WT”.
Options, RSUs & DSUs
The Company’s equity compensation plan is a "rolling plan", pursuant to which the aggregate number of Common Shares to be issued to directors, officers, consultants and employees of the Company, together with any other securities-based compensation arrangements of, shall not exceed 10% of the issued and outstanding Common Shares from time to time. The Company’s equity compensation plan also permits the Board to grant a fixed number of restricted share units (“RSUs”) or deferred share units (“DSUs”) and provides for a purchase program for eligible employees of the Company to purchase Common Shares. As of the date of this AIF, there were options to acquire 2,931,933 Common Shares, 1,263,096 RSUs and 888,533 DSUs outstanding.
MARKET FOR SECURITIES
Trading Price and Volume
Integra’s Common Shares were listed on the TSX-V in November 2017 under the symbol “ITR”. The Company’s Common Shares commenced trading in the United States on the OTCQB in January 2018

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

under the stock symbol “IRRZF” and were subsequently listed on the OTCQX in May 2018. On July 31, 2020, the Company began trading on the NYSE American under the symbol “ITRG”. The Company ceased trading on the OTCQX concurrently with the NYSE American listing. The Company continues to list on the TSX-V under the trading symbol “ITR”. The Warrants issued pursuant to the Unit Offering were listed on the TSX-V on March 22, 2024 under the symbol “ITR.WT”.
The following tables sets forth trading information for the Common Shares on the TSX-V on a monthly basis since January 2025.

	Price Range		TSX-V
Month	High C$	Low C$	Monthly Trading Volume
January 2025	1.54	1.12	7,143,162
February 2025	1.79	1.52	6,238,377
March 2025	1.96	1.49	7,950,158
April 2025	2.60	1.51	18,604,548
May 2025	2.68	2.00	8,223,107
June 2025	2.59	1.93	7,222,264
July 2025	2.19	1.96	6,346,413
August 2025	3.14	1.98	11,023,787
September 2025	4.26	3.24	23,031,320
October 2025	4.85	3.70	13,421,885
November 2025	4.90	3.70	8,698,263
December 2025	6.44	4.92	7,936,488
January 2026	6.60	4.93	10,643,896
February 2026	6.00	4.40	7,885,224
March 2026(1)	5.99	3.38	6,135,327
Notes:
1.March 1 – 23, 2026.
The following tables sets forth trading information for the Common Shares on the NYSE American on a monthly basis since January 2025.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

	Price Range		NYSE American
Month	High US$	Low US$	Monthly Trading Volume
January 2025	1.07	0.79	8,817,920
February 2025	1.27	1.03	7,557,378
March 2025	1.38	1.03	10,763,033
April 2025	1.88	1.05	26,144,368
May 2025	1.95	1.43	24,648,122
June 2025	1.90	1.41	27,112,035
July 2025	1.62	1.43	20,475,072
August 2025	2.29	1.44	30,487,077
September 2025	3.10	2.34	49,916,046
October 2025	3.49	2.62	52,196,380
November 2025	3.52	2.62	42,277,189
December 2025	4.69	3.53	39,129,182
January 2026	4.87	3.62	54,414,289
February 2026	4.40	3.22	56,706,334
March 2026(1)	4.42	2.53	51,144,961
Notes:
1.March 1 – 23, 2026.

The following tables sets forth trading information for the Warrants on the TSX-V on a monthly basis since January 2025.

	Price Range		TSX-V
Month	High C$	Low C$	Monthly Trading Volume
January 2025	0.65	0.40	146,000
February 2025	0.85	0.60	93,600
March 2025	0.94	0.60	166,600
April 2025	1.50	0.70	287,027
May 2025	1.55	1.05	77,350
June 2025	1.45	1.00	170,100
July 2025	1.12	0.93	215,902
August 2025	2.00	1.04	227,900
September 2025	3.14	2.21	128,601
October 2025	3.61	2.65	181,600
November 2025	3.67	2.64	17,351
December 2025	4.91	3.87	70,301
January 2026	5.25	4.04	89,130
February 2026	4.72	3.27	186,926
March 2026(1)	4.72	2.33	142,100
Notes:
1.March 1 – 23, 2026.
PRIOR SALES
The Company issued the following securities which are not listed or quoted on a marketplace during the year ending December 31, 2025:

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Security	Date of Issue	Aggregate Number Issued	Exercise Price
Options(1)	January 24, 2025	1,362,415	C$1.37
RSUs(2)	January 24, 2025	1,306,184	N/A
DSUs(3)	January 24, 2025	348,726	N/A
Options(4)	March 27, 2025	292,066	C$1.91
RSUs(5)	March 27, 2025	278,560	N/A
DSUs(6)	March 31, 2025	17,669	N/A
DSUs(7)	June 30, 2025	15,451	N/A
DSUs(8)	September 30, 2025	7,854	N/A
RSUs(9)	December 19, 2025	8,224	N/A
DSUs(10)	December 31, 2025	4,024	N/A
Notes:
1.Issued in connection with Integra's annual equity incentive grant to consultants, employees, executives and directors of Integra.
2.Issued in connection with Integra's annual equity incentive grant to employees and executives of Integra.
3.Issued in connection with Integra's annual equity incentive grant to independent directors of Integra.
4.Issued to new executives of Integra.
5.Issued to new executives and an employee of Integra.
6.Issued to directors of Integra in lieu of directors' fees.
7.Issued to directors of Integra in lieu of directors' fees.
8.Issued to directors of Integra in lieu of directors' fees.
9.Issued to a new employee of Integra.
10.Issued to directors of Integra in lieu of directors' fees.
DIRECTORS AND OFFICERS
Name, Occupation and Security Holding
The following table sets out the names and province or state of residence of the directors and executive officers of Integra, their present position(s) and offices within Integra, their principal occupations during the last five years and their date of appointment.
All directors of Integra have been elected or appointed to serve until the next annual meeting of shareholders of Integra, subject to earlier resignation or removal.
As at the date of this AIF, Integra’s directors and executive officers beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,587,639 Common Shares of Integra, representing approximately 0.8% of the issued and outstanding Common Shares.

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Anna Ladd-Kruger(1)(2)(3)(4)(5) British Columbia, Canada	Chair	Chartered Professional Accountant (CPA, CMA) and Corporate Director of multiple public mining companies; CFO of McEwen Mining, September 2020 to June 2022; CFO and VP, Corporate Development of Excellon Resources, June 2019 to September 2020	December 13, 2018
81

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
George Salamis(4) British Columbia, Canada	President, CEO & Director	President, CEO & Director of Integra, January 9, 2025 to present; Executive Chair of Integra, May 2023 to present; President, CEO & Director of Integra from August 2017 to May 2023	February 28, 2018
Timo Jauristo(2)(3)(4) New South Wales, Australia	Director	Chief Executive Officer of South Pacific Metals Corp., June 30, 2025 to present	February 28, 2018
C.L. “Butch” Otter(5) Idaho, United States	Director	Former Governor of the State of Idaho from 2007 to 2019	September 16, 2019
Carolyn Clark Loder(5) Arizona, United States	Director	Manager, Mineral Rights & Public Lands of Freeport-McMoRan Copper & Gold from September 2013 to September 2020	February 24, 2021
Ian Atkinson(1)(2)(3)(4) Texas, United States	Director	Corporate Director, 2016 to present	November 8, 2024
Janet Yang(1) Georgia, United States	Director	CFO, Reveam, Inc, 2024 to present; Research Director, Energy and Mining at GMT Capital Corp., 2023 to 2024; Executive Vice President and CFO, W&T Offshore, Inc., 2018 to 2023	November 8, 2024
Chantal Lavoie Ontario, Canada	Director	COO, Rio Tinto Iron Ore Company, December 2018 to August 2024	March 12, 2026
Andree St-Germain British Columbia, Canada	CFO	CFO of Integra, August 2017 to present	N/A
Clifford Lafleur Ontario, Canada	COO	COO of Integra, from March 25, 2025; Senior Vice President, Operations of SilverCrest Metals Inc., January 2025 to February 2025; Vice President, Operations of SilverCrest Metals Inc., January 2024 to December 2024; Vice President Technical Services of SilverCrest Metals Inc., July 2021 to December 2023; Director, Resource Management and Mine Engineering of Torex Gold Resources Inc. from January 2020 to July 2021	N/A

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Name and Place of Residence	Current Office with Integra	Principal Occupation During the Preceding Five Years	Date of Appointment as Director
Scott Olsen Nevada, United-States	Vice President, Engineering – Processing and Infrastructure	Vice President, Engineering – Processing and Infrastructure of Integra, November 2023 to present; Senior Metallurgical Engineer for Hanlon Engineering & Associates, Inc., March 2020 to November 2023	N/A
Scott Guay Ontario, Canada	Vice President, Project Development	Vice President, Project Development of Integra, March 2026 to present; Senior Director, Project Services of Kinross Gold Corporation, March 2022 to March 2026; Project Director, Curlew Basin Restart Project of Kinross Gold Corporation, January 2021 to March 2026	N/A
Dale Kerner Idaho, United States	Vice President, Permitting	Vice President, Permitting of Integra, March 2025 to present; Permitting Manager, Perpetua Resources, 2017 to March 2025	N/A
Mark Stockton British Columbia, Canada	Vice President, External Affairs and Sustainability	Vice President, External Affairs and Sustainability, December 2020 to present; Director, Corporate Affairs of Integra, May 2017 to December 2020	N/A
Sean Deissner British Columbia, Canada	Vice President, Finance	Vice President, Finance of Integra, May 2025 to present; Vice President, Financial Reporting of SilverCrest Metals Inc., November 2023 to February 2025; Senior Director, Financial Reporting of Pan American Silver Corp., May 2023 to November 2023; Director, Financial Reporting of Pan American Silver Corp., February 2020 to May 2023	N/A
1.Member of the Audit Committee.
2.Member of the Nomination and Corporate Governance Committee.
3.Member of the Compensation Committee.
4.Member of the Technical and Safety Committee.
5.Member of the Environment, Social, Governance Committee.
Director and Management Biographies
The following are brief biographies of the executive officers and directors of Integra:
Anna Ladd-Kruger - Chair
Anna Ladd-Kruger has over 25 years of industry experience, progressing her career through financial and operational leadership roles at several Canadian publicly listed mining companies. She has experience in various stages of the mining process from exploration to multi-jurisdictional operations. Prior to retiring in 2022, Ms. Ladd-Kruger was the CFO of McEwen Mining Inc. She was also key to the McEwen Copper Asset spin out and served as its CFO and director. Anna has also served as the CFO and VP Corporate Development for a number of Canadian publicly listed junior to mid-tier mining companies and began her

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

career working at Vale S.A.’s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller.
Ms. Ladd-Kruger was the former Audit Chair and Special Committee member of SilverCrest Metals Inc. (TSX & NYSE), as well as a number of other publicly traded mining companies. She is currently an independent director of 1911 Gold Corp (TSX.V) and Tocvan Ventures Corp. (CSE). She is also a Certified Public Accountant (CPA, CMA), holds the Canadian Institute of Corporate Directors designation (ICD.D), a Master’s in Economics from Queen’s University and a Bachelor of Commerce from the University of British Columbia.
George Salamis – President, CEO & Director
George Salamis is a business leader in the mining and resource exploration sector, with over 30 years of global industry experience. Over the course of his career, he has played a pivotal role in over $2.2 billion worth of mergers and acquisitions. Most notably, as Executive Chairman of Integra Gold Corp. (“Integra Gold”), along with his team, he co-led the successful sale of the company to Eldorado Gold Corporation in a C$590 million transaction.
Mr. Salamis co-led initiatives like the Integra Gold Rush Challenge and #DisruptMining, both of which aimed to drive groundbreaking advancements and disrupt traditional mining practices. He holds a Bachelor of Science in Geology from the University of Montreal’s École Polytechnique and has been instrumental in discovering, financing, developing, and selling over five major mineral deposits worldwide.
Mr. Salamis began his career with major mining firms Placer Dome and Cameco Corp, where he spent 12 years honing his expertise before transitioning into mineral exploration and junior mining in 2001. Working in over 25 counties around the world, his experience spans across multiple facets of the industry, from discovery to acquisition.
In addition to his professional achievements, Mr. Salamis holds the rank of Lieutenant Colonel (Hon) in the Canadian Armed Forces, serving with The Royal Westminster Regiment. He is also a dedicated advocate for the Canadian military, serving as a director on both the Canadian Forces Liaison Council and Canada Company, a non-partisan charity supporting the Canadian Armed Forces.
Timo Jauristo – Director
Timo Jauristo is the Chief Executive Officer of South Pacific Metals Corp. and has over 35 years’ experience in the mining and exploration industry. In his time as Executive Vice-President with Goldcorp Inc. from July 2009 to September 2014, and 15 years (until 2005) with Placer Dome in a range of operating and corporate roles, Mr. Jauristo was involved in or led numerous transactions, buying and selling assets in almost all of the of the world’s major gold producing regions. During and since his time with Goldcorp, Mr. Jauristo has served as a director for a number of exploration, development and operating companies. Prior to 1997, Mr. Jauristo was involved in exploration and development for various commodities throughout Australia, and in Indonesia, China, Spain, various south-east Asian and African countries. Between 2005 and 2009, Mr. Jauristo served as CEO of two junior companies (Zincore Metals Inc. and Southwestern Resources Corp.) with assets in Peru and China.
Mr. Jauristo has a Bachelor of Applied Science in applied Geology from the Queensland University of Technology. Mr. Jauristo also holds a graduate diploma in finance from the Securities Institute of Australia, and is a MAusIMM.
C.L. “Butch” Otter – Director
Former Governor C.L. “Butch” Otter is an American businessman and politician who served as the 32nd Governor of Idaho from 2007 to 2019. Governor Otter was elected in 2006 and reelected in 2010 and 2014. Governor Otter served as lieutenant governor for 14 years from 1987 to 2001, and in the United States Congress from the first district of Idaho from 2001 to 2007. When Governor Otter left office in January 2019, he was the longest-serving governor in the United States whose time in office had ran consecutively, at 12 years. Governor Otter’s election win in 2014 was his tenth consecutive victory.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Before devoting his career to full-time politics, Governor Otter spent more than 30 years as a business leader, including 12 years as President of Simplot International.
Carolyn Clark Loder – Director
Carolyn Loder possesses more than 30 years of senior professional experience in the public and private sectors in Mining, Mineral Rights, Land Management and Tribal Relations in the United States. Ms. Clark Loder served as President of Sonora Mining Corporation and Vice President of the Sonora Mining Corporation/Jamestown Mine Joint Venture between Northgate Exploration and Pathfinder Gold (Cogema). The Jamestown Mine was North America’s largest gold flotation facility. Ms. Clark Loder served two terms as President of the California Mining Association, the first woman President in its hundred-year history.
Ms. Clark Loder headed up Minerals Rights and Public Lands for Freeport-McMoRan, the world’s largest publicly traded copper producer and headed up Mineral Rights and Tribal Relations for Lafarge Holcim, the world’s largest cement manufacturer. Ms. Clark Loder oversaw and has managed billions of dollars in surface and mineral rights including more than 1,000 properties in the United States. Properties included owned assets and leases and agreements with the U.S. government, State Trust Lands, local governments, Tribal governments, and individual and corporate owners.
Ms. Clark Loder received numerous awards for mineral reserve acquisition both at the corporate and Tribal level, including completion of a landmark land exchange returning tribal ancestral lands to two federally recognized Tribes while securing mining rights. Ms. Clark Loder was invited to address the United Nations, Special Rapporteur and High Commissioner of Human Rights regarding Indigenous Rights and the Extractive Industries. In 2023, Mrs. Clark Loder was the first living woman to be inducted into the United States National Mining Hall of Fame and first woman to be inducted in more than 100 years.
Three Secretary of Interior’s appointed her to the federal Bureau of Land Management Resource Advisory Council. Ms. Clark Loder served for nine years on their Council and served as Vice-Chair and Chair of the Council’s Mining Sub-Committee. Ms. Clark Loder was honored as one of the “Top 100 Global Inspirational Women in Mining” by Women in Mining – United Kingdom. Ms. Clark Loder was also honored by the National Association of Women in Construction with their Person-of-the-Year Award, as a non-member for her accomplishments and support of the mining industry. Ms. Clark Loder was named Person-of-the-Year by the New Mexico Mining Association for her “Professionalism and Widely Respected Reputation as an Advocate for the Mining Industry.” Ms. Clark Loder served as Chair of the New Mexico Mining Hall of Fame.
Ms. Clark Loder holds a M.L.S. Degree in Indian Law from the Sandra Day O’Connor School of Law, Arizona State University and a Master’s Degree in Physical Geography with Highest Honors from California State University, Fresno. Ms. Clark Loder currently serves on the Boards of K2 Gold Corp. and American Tungsten Corp. as an Independent Director and as Board Advisor to Kodiak Copper.
Ian Atkinson – Director
Ian Atkinson is a Professional Geologist who currently serves as Director of Globex Mining Enterprises Inc and Wolfden Resources Corporation. Mr. Atkinson retired from the Board of Kinross Gold Corp in May 2024 and previously served as a director of FCGI and Argonaut. Mr. Atkinson was previously Director, President, and CEO of Centerra Gold Inc. He has more than 50 years of experience in the mining industry with extensive background in exploration, project development, operations, mergers and acquisitions. Prior to his ten-year tenure at Centerra, Mr. Atkinson held various senior positions with Hecla Mining Company, Battle Mountain Gold Inc., Hemlo Gold Mines Inc., and Noranda Inc. During his career, Mr. Atkinson has contributed to the discovery of several major mineral deposits and been involved in a number of large global mining projects. Mr. Atkinson holds a Bachelor of Science (Geology) from King’s College, University of London and a Master’s Degree in Geophysics from the Royal School of Mines, University of London.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Janet Yang – Director
Janet Yang has over twenty years of varied experience in financial management, business leadership, corporate strategy, capital markets and M&A. She currently serves as Chief Financial Officer for Reveam, Inc., a developer and operator of electronic cold-pasteurization treatment systems. Prior to joining Reveam Inc., Ms. Yang held the role of Research Director, Energy and Mining at GMT Capital Corp., and from 2018 to 2023, she was Executive Vice President and Chief Financial Officer of W&T Offshore, Inc., a Texas-based oil and gas exploration and production company traded on the New York Stock Exchange. While at W&T Offshore, Ms. Yang was responsible for $1.7 billion in financing transactions and played a key role in other strategic initiatives, including a substantial deleveraging of the company and originating the company’s partnerships with large, international entities such as Baker Hughes General Electric and Korea National Oil Company. Earlier in her career, Ms. Yang held positions in research and investment analysis at BlackGold Capital Management, investment banking at Raymond James and energy trading at Allegheny Energy.
Ms. Yang also serves on the board of directors of Saturn Oil & Gas Inc., and she previously served as a director for Florida Canyon Gold Inc. and Argonaut Gold Inc. Ms. Yang holds a Master of Business Administration degree from the Booth School of Business at the University of Chicago, as well as a Bachelor of Arts degree in Economics from Rice University.
Chantal Lavoie – Director
Chantal Lavoie is a mining engineer and seasoned executive with more than 40 years of experience in mine development, operations, capital project execution and corporate governance across gold, base metals, diamonds and iron ore. A Native of Chicoutimi, Northern Quebec, he has a distinguished career in both open-pit and underground mining, having worked in Canada, the USA and Australia while holding senior management and executive roles with some of the world’s largest mining companies, including Manager of Underground Division for Barrick’s Goldstrike during the expansion of the Meikle Mine, as well as COO for De Beers’ Canadian mining operations during the construction of the Snap Lake and Victor mines. He previously served as the CEO for Crocodile Gold Corp., COO for Dominion Diamond Corporation and most recently served as the COO of Rio Tinto Iron Ore Company of Canada for five years until his recent retirement.
Mr. Lavoie currently serves as Chair and Independent Director of Troilus Mining Corporation and holds a Bachelor of Applied Science in Mining Engineering from Laval University in Quebec, Canada. He is a registered Professional Engineer in Ontario and Quebec and holds the Institute of Corporate Directors designation.
Andrée St-Germain – Chief Financial Officer
Andrée St-Germain is an experienced mining finance executive with an extensive background in banking, mining finance and financial management. Ms. St-Germain began her career in investment banking for Dundee Capital Markets Inc., working exclusively with mining companies on M&A advisory and financing. In 2013, Ms. St-Germain joined Golden Queen Mining Co. Ltd. as CFO. During her tenure at Golden Queen, Ms. St-Germain played an instrumental role in securing project finance and overseeing Golden Queen as it transitioned from development and construction to commercial production. Ms. St-Germain joined Integra Gold as CFO in early 2017 and helped oversee the sale to Eldorado Gold Corporation in July 2017 for C$590 million. Ms. St-Germain is currently a director of Cambria Gold Mines Inc. and Li-FT Power Ltd.
Ms. St-Germain received her Institute of Corporate Directors, Director (ICD.D) designation from the ICD-Rotman Directors Education Program in 2021.
Clifford Lafleur – COO
Clifford Lafleur is a seasoned mining engineer with more than 25 years of operational and executive experience and a proven track record in mine development, operations, and optimization. Most recently,

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Mr. Lafleur played a key role in the growth and success at SilverCrest Metals Inc. (“SilverCrest”) ultimately leading to the company’s $1.7 billion sale to Coeur Mining in 2024. Mr. Lafleur joined SilverCrest in 2021 and served as Senior Vice President of Operations, overseeing the development, ramp-up, and operational success of the Las Chispas Mine in Mexico. Prior to joining SilverCrest, Mr. Lafleur served as Director of Mineral Resource Management and Mine Engineering at Torex Gold Resources Inc. (“Torex”), specifically in Mexico, for four years. Mr. Lafleur led technical teams in the generation of technical studies, including resources and reserves, life of mine planning, reconciliation, and strategic planning, while also setting professional standards for mine engineering and mine geology departments. Mr. Lafleur also led the design and supported operations in the build of Torex's El Limón Guajes underground mine. Mr. Lafleur is a member of the Professional Engineers of Ontario and graduated from Laurentian University in 1999 with a Bachelor's degree in Mining Engineering.
Scott Olsen – Vice President, Engineering – Processing and Infrastructure
Scott Olsen is a metallurgical engineer with approximately 25 years of industry experience. Mr. Olsen has held senior roles at the Bald Mountain Mine located in Nevada, U.S. for both Barrick Gold Corporation and Kinross Gold Corporation, including Chief Metallurgist and various superintendent level positions. Most recently, Mr. Olsen worked as a Senior Metallurgical Engineer for Hanlon Engineering & Associates, Inc., a leading process engineering consulting and contracting company. Mr. Olsen holds a degree in Metallurgical Engineering from the University of Idaho.
Scott Guay – Vice President, Project Development
Scott Guay is a professional engineer with more than 25 years of engineering and project delivery experience across large‑scale mining and infrastructure developments. Prior to joining Integra, Mr. Guay held senior roles at Kinross Gold Corporation overseeing global capital project delivery with a focus on complex mine expansions and restart projects across North America, South America, Asia and Africa. Mr. Guay brings extensive experience advancing projects through all stages of study, permitting, engineering, procurement, construction, and commissioning. He brings deep expertise in managing multidisciplinary teams, developing robust project execution strategies, and delivering projects of significant strategic importance. Mr. Guay holds a Bachelor of Engineering (Engineering Physics) from McMaster University and is licensed by Professional Engineers of Ontario.
Dale Kerner – Vice President, Permitting
Dale Kerner is an Idaho-licensed Professional Geologist with 26 years of experience in the western US mining industry that has focused on mineral exploration, mine development, permitting and NEPA. Mr. Kerner began his career in environmental consulting, supporting growing mining practices and building technical support teams at Brown and Caldwell and Haley & Aldrich. At his latest post, Mr. Kerner served as Permitting Manager at Perpetua Resources, which recently received a Final Record of Decision from the U.S. Forest Service for the Stibnite Gold Project; a brownfields project in central Idaho that will reclaim a century-old legacy site and be the nation’s sole domestically-mined source of the critical mineral antimony.
Mr. Kerner is an active member of the American Exploration and Mining Association Society Mentorship Program, Society of Mining, Metallurgy and Exploration (Boise Section), Idaho Mining Association - Idaho Mining Advancement Project, Idaho Geological Survey Mapping Advisory Committee, Idaho Science and Technology Policy Fellowship Advisory Board, and the UW-Eau Claire Geology Department Curriculum Advisory Board. He supports these platforms to build meaningful connections between the mining industry, the public, and the educational institutions that are developing our nation’s future mining workforce.
Mr. Kerner holds degrees from Boise State University (MS Geology) and the University of Wisconsin/Eau Claire (BS Geology).

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Mark Stockton – Vice President, External Affairs and Sustainability
Mark Stockton is the Vice President of External Affairs and Sustainability at Integra Resources. Mr. Stockton oversees the development and implementation of Integra’s external affairs and environment, social, governance programs, including government, Indigenous, and external relations, sustainability and environmental stewardship, community relations, and social performance.
Mr. Stockton has focused on driving tangible business performance in various roles, including Manager of Quebec Operations and Director of Corporate Development of Integra Gold from 2013 until the eventual sale of the Lamaque Mine to Eldorado Gold for C$590 million in 2017. Mr. Stockton thrives on innovation and social performance excellence, building collaborative solutions to serve multi-party interests that create value for shareholders and communities. Leading the efforts behind the Integra Gold Rush Challenge, and creating the #DisruptMining initiative, Mr. Stockton is a passionate believer in doing things differently to create tangible value within the mining sector.
Sean Deissner – Vice President, Finance
Mr. Deissner is a Chartered Professional Accountant with over 15 years of experience in the mining industry, specializing in financial reporting, corporate finance, and strategic leadership. He has held progressively senior finance roles at numerous publicly traded mining companies. Prior to joining Integra, Mr. Deissner served as a key member of the executive team at SilverCrest Metals Inc., where he led the transformation of the financial reporting function and directed the company’s tax strategy and compliance initiatives, contributing to its successful acquisition for $1.7 billion by Coeur Mining Inc. in early 2025. Prior to that, Mr. Deissner spent more than seven years at Pan American Silver Corp., advancing through various finance roles to become Senior Director of Financial Reporting. In this role, he led the financial reporting team, implemented robust reporting systems, and helped guide the company’s strategic financial initiatives. Mr. Deissner worked for BDO Canada LLP earlier in his career and holds a Bachelor of Commerce degree in Entrepreneurial Management from Royal Roads University.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as discussed below, to the knowledge of management, no director or executive officer of Integra is, as at the date of this AIF, or was, within the 10 years before the date of this AIF, a director, chief executive officer or chief financial officer or any company (including Integra), that was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
Other than as discussed below, to the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including Integra) that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities of Integra to affect materially the control of Integra, is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings,

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
To the knowledge of management, no director or executive officer of Integra, or shareholder holding a sufficient number of securities to affect materially the control of Integra, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Anna Ladd-Kruger was a director of Nevada Copper Corp. (“NCU”). In June 2024, NCU and its subsidiaries filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the District of Nevada, which was subsequently recognized in Canada under the Companies’ Creditors Arrangement Act (the “Proceedings”). The Proceedings were subsequently completed in May 2025. On August 20, 2024, the British Columbia Securities Commission issued a Failure-to-File Cease Trade Order in respect of NCU as NCU had not filed certain periodic disclosure documents required under applicable securities law related to the interim period ended June 30, 2024. These documents were not filed in light of the Proceedings. The Failure-to-File Cease Trade Order was revoked on February 2, 2026.
Conflicts of Interest
To the best of Integra’s knowledge, information and belief, and other than disclosed herein, there are no known existing or potential conflicts of interest among Integra and its directors, officers or other members of management as a result of their outside business interests except that certain of Integra’s directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Integra and their duties as a director or officer of such other companies. As required by law, each of the directors of Integra is required to act honestly, in good faith and in the best interests of Integra. In the event of a conflict of interest, Integra will follow the requirements and procedures of applicable corporate and securities legislation and applicable exchange policies, including the relevant provisions of the BCBCA.
Audit Committee
The primary function of the audit committee of the Board (the “Audit Committee”) is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of Integra. In accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”), information with respect to the Audit Committee is contained below. The full text of the Audit Committee Charter is attached to this AIF as Schedule “B”.
Composition of the Audit Committee
The Audit Committee is composed of Ms. Ladd-Kruger (Chair), Mr. Atkinson and Ms. Yang. All three members are “independent” directors and all Audit Committee members are financially literate, within the meaning of NI 52-110.
Relevant Education and Experience
For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, see “Directors and Executive Officers – Director and Management Biographies”.
Audit Committee Oversight
At no time since the commencement of Integra’s most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Reliance on Certain Exemptions
At no time since the commencement of Integra’s most recently completed financial year did Integra rely on the exemption in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.
Pre-Approval Policies and Procedures for Non-Audit Services
All other non-audit services shall be approved or disapproved by the Audit Committee as a whole.
The pre-approval requirement is waived with respect to the provision of non-audit services if:
•the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
•such services were not recognized by the Company at the time of the engagement to be non-audit services; and
•such services are promptly brought to the attention of the Audit Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Audit Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Audit Committee.
The CFO of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.
External Auditor Service Fees
The Company’s independent registered public accounting firm is BDO Canada LLP, Chartered Professional Accountants, located in Vancouver, British Columbia, Public Company Accounting Oversight Board (“PCAOB”) ID#01227. The following table sets out the aggregate fees billed by the Company's current auditor, BDO Canada LLP, and its former auditor, MNP LLP, from January 1, 2024 through December 31, 2025. BDO Canada LLP was appointed as the Company's auditor on March 27, 2025, replacing MNP LLP. Only fees billed by MNP LLP in its capacity as auditor are included in the following table.

	Year ended December 31, 2024 MNP LLP	Year ended December 31, 2025 MNP LLP	Year ended December 31, 2025 BDO Canada LLP
Audit fees(1)	C$313,829	C$486,838	C$475,000
Audit related fees(2)	C$31,541	-	-
Tax fees(3)	-	-	C$25,000
All other fees(4)	-	-	-
Total	C$345,370	C$486,838	C$500,000
Notes:
1.Audit Fees refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to the audit of Integra’s annual consolidated financial statements, quarterly reviews, reviews of securities filings and statutory audits.
2.Audit-Related Fees refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees. Audit-Related Fees include due diligence, comfort letters and consents related to financings and proposed transactions.
3.Tax Fees refers to the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice, and tax planning.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

4.All Other Fees refers to the aggregate fees billed for services provided by the Company’s external auditor, other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees.
LEGAL AND REGULATORY ACTIONS
Except as disclosed below, since the beginning of the most recently completed financial year for which financial statements of Integra are included in this AIF, there have been no legal proceedings to which Integra is or was a party or of which any of its projects is or was the subject of, nor are any such proceedings known to Integra to be contemplated.
During the past financial year, Integra has not had any penalties or sanctions imposed on it by, or entered into any settlement agreements with, a court or a securities regulatory authority relating to securities laws, nor has Integra been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Alio, a subsidiary of the Company since November 8, 2024, received a Notice of Civil Claim in May 2019 from a former shareholder of Rye Patch whose shares were acquired by Alio. The plaintiff brought the claim in the Supreme Court of British Columbia (“the Court”) pursuant to the Class Proceedings Act and is seeking damages against Alio for alleged misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. In March 2021, the Court dismissed, in its entirety, the plaintiff’s application to certify the action as a class proceeding. In April 2021, the Company received notice that the plaintiff is pursuing an appeal of the court’s decision to dismiss the plaintiff’s certification application.
The appeal was argued in the Court of Appeal in January 2022 and in March 2022 the Court of Appeal released its decision allowing the appeal but remitting the matter of certification to the trial court for further consideration. On July 28, 2023, the Court certified a class proceeding against Alio. Pursuant to the Court’s decision, the class members in the class proceeding include all individuals or entities whose Rye Patch shares were acquired by Alio in exchange for Alio common shares and cash as part of the plan of arrangement entered into between Alio and Rye Patch, but excludes all of those individuals or entities that sold their shares in Alio prior to August 10, 2018. The proceeding is currently before the British Columbia Supreme Court on a summary trial application in regards to the certified common issues brought by the plaintiff. The summary trial application hearing took place between June and October 2025, and the Court’s decision has not yet been released.
The Company has reviewed the claim and is of the view that it is without merit. However, the outcome of the claim is not determinable at this time. Accordingly, the Company did not recognize any liability in connection with this claim upon the acquisition of Florida Canyon and has not recorded a liability as at December 31, 2025.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Except as disclosed elsewhere in this AIF, no (a) director or executive officer, (b) person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Common Shares, nor (c) associate or affiliate of any of the persons or companies referred to in (a) or (b) has, or has had within the three most recently completed financial years before the date hereof, any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.
TRANSFER AGENT AND REGISTRAR
The registrar and transfer agent of the Common Shares is Odyssey Trust Company at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS
The only material contracts entered into by the Company within the financial period ended December 31, 2025 or since such time or before such time that are still in effect, other than those in the ordinary course of business, are as follows:
•Loan Agreement and the Third, Fourth, Fifth and Sixth Supplemental Agreements. See “General Development of the Business – Three Year History”.
•Wheaton IRA. See “General Development of the Business – Three Year History”.
•ROFR Agreement. See “General Development of the Business – Three Year History”.
•Warrant Indenture. See “General Development of the Business – Three Year History”.
•2026 Underwriting Agreement. See “General Development of the Business – Three Year History”.
A copy of each of the agreements and contracts listed above are available under Integra’s profile on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov.
INTERESTS OF EXPERTS
Information of a scientific or technical nature regarding the Projects included in this AIF is based upon the Florida Canyon Report, the DeLamar Report and the Nevada North Report. The authors of the Florida Canyon Report, the DeLamar Report and the Nevada North Report own, directly or indirectly, less than 1% of the outstanding securities of Integra.
Unless otherwise indicated, the scientific and technical information contained in this AIF relating to the Projects has been reviewed and approved by James Frost, P.Eng., the Company’s Director, Technical Services, and a qualified person within the meaning of NI 43-101. As of the date hereof, Mr. Frost holds nil Common Shares and 8,224 RSUs.
The independent auditors of Integra for the financial year ended December 31, 2025 are BDO Canada LLP. BDO Canada LLP has informed Integra that it is independent with respect to Integra within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules of the SEC and the PCAOB on auditor independence.
The independent auditors of Integra for the financial year ended December 31, 2024 were MNP LLP. MNP LLP has informed Integra that it was independent with respect to Integra during the period of its engagement as auditor, within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and the rules of the SEC and the PCAOB on auditor independence.
ADDITIONAL INFORMATION
Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated May 14, 2025, for the annual general meeting of the Company held on June 27, 2025, which is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Additional financial information about Integra can be found in Integra’s financial statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2025. Additional information relating to Integra may be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Annual Information Form
Year Ended December 31, 2025
All amount in USD unless otherwise stated

SCHEDULE “A”
Glossary

In this AIF, the following terms have the meaning assigned to them below:
“AA” means Atomic Absorption assaying procedure.
“AAL” means American Assay Laboratories in Sparks, Nevada.
“Admiral” means Admiral Financial Group.
“ADR” means Adsorption, Desorption, Recovery.
“AI” means artificial intelligence.
“AIC” means all-in cost.
“AISC” means all-in sustaining costs.
“Ag” means silver.
“Ag/t” means silver per tonne.
“AIF” or “Annual Information Form” means this annual information.
“Alio” means Alio Gold Inc.
“Apollo” means Apollo Gold Corporation.
“Argonaut” means Argonaut Gold Inc.
“Arrangement Agreement” means a definitive agreement dated July 28, 2024 between Integra and FCGI pursuant to which Integra agreed to acquire all of the issued and outstanding common shares of FCGI by way of a court-approved plan of arrangement.
“Au” means gold.
“Au/t” means gold per tonne.
“AuEq” means gold equivalent, representing a combination of gold and silver as calculated and noted herein.
“Beedie Capital” means Beedie Investments Ltd.
“BCBCA” means the Business Corporations Act (British Columbia).
“BLM” means the United States Bureau of Land Management.
“Board” means the board of directors of Integra.
“2023 Brokered Offering” means the bought deal private placement of 14,000,000 post-Consolidation 2023 Subscription Receipts at a price of C$1.75 per post-Consolidation 2023 Subscription Receipt for gross proceeds of C$24.5 million.
“Canyon” means the Canyon Resources Corp.
“CEO” means chief executive officer.
“Cerro Colorado” means the Cerro Colorado Property.
“CFO” means chief financial officer.
“CIC” means carbon-in-column.
“Clover Nevada” means the Clover Nevada Limited Liability Company.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

“Clover Royalty” means the NSR reserved by Clover Nevada on the Wildcat deposit.
“cm” means centimeters.
“Code” means Integra’s Code of Business Conduct and Ethics.
“Common Shares” means common shares without par value in the capital of Integra.
“Company” means Integra Resources Corp.
“Consolidation” means the May 26, 2023 2.5 to 1 consolidation of the Company’s Common Shares.
“Continuation” means the continuation of the Company from the Province of Ontario to the Province of British Columbia described under the heading “Name, Address and Incorporation”.
“COO” means chief operating officer.
"Cordex" means Cordilleran Explorations.
“core” means diamond-core.
“Court” means the Supreme Court of British Columbia.
“CRMs” means certified reference materials.
“cut‐off grade” means the grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit resource/reserve calculations and below which the material is considered waste. Cut‐off grade may be either an external cut‐off grade. An external cut-off refers to the grade of mineralization used to control the external or design limits of a pit or underground mine based on the expected economic parameters of the operation. An internal cut‐off grade refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.
“DeLamar Area” is the mineral claims forming part of the DeLamar Project as well as proximate mineral interests acquired by Integra.
“DeLamar Project” means the Company’s mineral project in Idaho as described in the DeLamar Report, comprising the DeLamar Area and the Florida Mountain Area.
“DeLamar Report” means the “Feasibility Study and Technical Report on the DeLamar Project, Owyhee County, Idaho, USA” dated February 2, 2026, with an effective date of December 8, 2025.
“DMC” means DeLamar Mining Company.
“DSUs” means deferred share units.
“EA” means Environmental Assessment.
“Earth Resources” means Earth Resources Corporation.
“EDGAR” means the Electronic Data Gathering and Retrieval System.
“EIS” means environmental impact statement.
“EPCM” means engineering, procurement and construction management.
“EPO” means Exploration Plan of Operations.
“2023 Escrow Release Conditions” means certain release conditions (including the satisfaction of all conditions precedent to the completion of the Millennial Transaction other than the issuance of the Common Shares to shareholders of Millennial) related to the 2023 Brokered Offering.
“2024 Escrow Release Conditions” means certain release conditions (including the satisfaction of all conditions precedent to the completion of the Florida Canyon Transaction other than the issuance of the Common Shares to shareholders of FCGI).
“ESTMA” means the Extractive Sector Transparency Measures Act (Canada).

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

“Exchange Act” means United States Securities Exchange Act of 1934, as amended.
“exploration” means the prospecting, mapping, geophysics, compilation, diamond drilling and other work involved in searching for ore bodies.
“Facility” means the Beedie Capital convertible debenture facility under the Loan Agreement, as amended.
“Fee Tracts” means the four patented lode claims on the Wildcat deposit.
“FCGI” means Florida Canyon Gold Inc.
“FCGI Shares” means the common shares of Florida Canyon Gold Inc.
“FCMI” means Florida Canyon Mining Inc.
“Fifth Supplemental Agreement” means the fifth supplemental agreement to the Loan Agreement dated November 8, 2024.
“Florida Canyon Mine” or “FCM” means the Florida Canyon mine.
“Florida Canyon Report” means the technical report regarding the Florida Canyon Mine prepared for FCGI and entitled “NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA” dated July 11, 2024 with an effective date of June 28, 2024.
“Florida Canyon Transaction” means a court-approved plan of arrangement between Integra and FCGI pursuant to which Integra acquired all of the issued and outstanding FCGI Shares.
“Florida Mountain Area” is the mineral claims forming part of the DeLamar Project that was not acquired from Kinross as well as proximate mineral interests acquired by Integra.
"FONSI" means Finding of No Significant Impact.
“forward-looking statements” means “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian and United States securities legislation.
“Fourth Supplemental Agreement” means the fourth supplemental agreement to the Loan Agreement dated July 28, 2024.
“Franco-Nevada” means Franco-Nevada Corporation.
“ft” means feet.
“G&A” means general and administrative.
“g” means grams.
“g Ag/t” means grams per tonne silver.
“g Au/t” means grams per tonne gold.
“Golden Queen” means Golden Queen Mining Co. Ltd.
“gpm” means gallons per minute.
“g/t” means grams per metric tonne. Ex. g/t Au = grams per tonne gold.
“grade” means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton (or tonne) of gold or other precious metal or as a percentage of copper or other base metal or mineral.
“GreenLight” means Green Light Metals Inc.
“GreenLight Shares” means the common shares of GreenLight.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

“Harlan Claims” are the 16 claims of which Clover Nevada has undivided 50% ownership and the Wittkopp Trust has the other undivided 50% ownership. The Wittkopp Trust has leased their undivided 50% ownership to Clover Nevada under the Wittkopp Lease.
"HCSM" means hydrogeological conceptual site model.
“Homestake” means Homestake Mining Company.
“ICP” means inductivity coupled plasma optical-emission spectrometry.
“ICP-MS” means ICP and mass spectrometry.
“IDL” means Idaho Department of Lands.
“IFRS” means the IFRS Accounting Standards, as issued by the International Accounting Standards Board.
“Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.
“Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality of continuity.
“Initial Advance” is the initial advance set out in the Loan Agreement in the amount of US$5,000,000 subject to satisfaction of certain conditions.
“Integra” or the “Company” means Integra Resources Corp.
“Integra Gold” means Integra Gold Corp.
“Interests” means membership interest.
“IRR” means internal rate of return.
“2024 Issue Price” means C$1.35 per 2024 Subscription Receipt.
“Jack Claims” means the 52 claims of which Clover Nevada has undivided 50% ownership and the Wittkopp Trust the other undivided 50% ownership. The Wittkopp Trust has leased their undivided 50% ownership to Clover Nevada under the Wittkopp Lease.
“Kemco” means Kincaid Exploration and Mining Co.
“Kennecott” means Kennecott Copper Corporation.
“kg” means kilograms.
“Kinross” means Kinross Gold Corporation.
“km” means kilometers.
“kV” means kilovolt.
“kWh” means kilowatt hour.
“Lac Minerals” means Lac Minerals (USA) Limited Liability Company.
“Loan Agreement” means the convertible loan agreement between Beedie Capital and Integra dated July 28, 2022.
“LOM” means life of mine.
“m” means meters.
“MAPCO” means Mid Atlantic Petroleum Company.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

“McClelland” means McClelland Laboratories.
“Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.
“Micon” means Micon International Limited.
“Mineral deposit, deposit or mineralized material” means a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify to be defined as a commercially minable ore body or as containing ore reserves or resources, until final legal, technical, and economic factors have been resolved in an appropriate technical report.
“mineralization” means rock containing an apparent, if undetermined amount of minerals or metals.
“Millennial” means the Millennial Precious Metals Corp.
“Millennial Arizona” means the Millennial Arizona LLC.
“Millennial NV” means the Millennial NV LLC.
“Millennial Transaction” means an at-market merger with Millennial pursuant to which Integra acquired all of the issued and outstanding shares of Millennial by way of a court-approved plan of arrangement under the BCBCA.
“Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.
“Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction as determined in the judgment of a QP in respect of the technical and economic factors likely to influence the prospect of economic extraction.
“Mineral Resources and Reserves” (ref. CIM Definition Standards - For Mineral Resources and Mineral Reserves Prepared by the CIM Standing Committee on Reserve Definitions, Adopted by CIM Council on May 10, 2014).
“MJDS” means the multi-jurisdictional disclosure system.
“mm” means millimeters.
“Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
“Monex” means Monex Explorations.
“Montoro” means Montoro Gold Company.
“Mountain View claims” means the seven claims of which Bankruptcy successor(s) of Robert L. Helms Construction & Development Co. have undivided 90% ownership (which is not leased by Clover Nevada), Clover Nevada has undivided 5% ownership and the Estate of Raymond W. Wittkopp has undivided 5% ownership. The Estate of Raymond W. Wittkopp has leased their undivided 5% to Clover Nevada under the Wittkopp Lease.
“MPO” means Mine Plan of Operations.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

“MSN” means Millennial Silver Nevada Inc.
“NDEP-BMRR” means Nevada Division of Environmental Protection – Bureau of Mining Regulation and Reclamation.
"NDWR" means Nevada Department of Water Resources.
“NEPA” means the National Environmental Policy Act.
“NERCO” means NERCO Mineral Company.
“NCU” means Nevada Copper Corp.
“Nevada North Project” or "Nevada North" means the Wildcat and Mountain View deposits.
“Nevada North Report” means "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA” dated July 30, 2023, with an effective date of June 28, 2023.
“Nevoro” means Nevoro Gold Inc.
“NI 43‐101” means National Instrument 43‐101 – Standards of Disclosure for Mineral Projects.
“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
“NI 52-110” means National Instrument 52-110 – Audit Committees.
“Non-GAAP Measures” means financial measures that are not defined under IFRS and are used by the Company to provide additional information about its performance.
“Nominating Threshold” means 10% of the Company’s issued and outstanding Common Shares with respect to Beedie Capital's right to nominate an individual to the Board.
“NSR” means a royalty payment based on the value of gross metal production from the property, less deduction of certain limited costs including smelting and refining, as defined by contract.
“2023 Non-Brokered Offering” means an agreement between the Company, Wheaton, and a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton agreed to purchase the lesser of: (a) C$15 million of 2023 Subscription Receipts at the 2023 Issue Price; (b) such number of 2023 Subscription Receipts that would result in Wheaton owning 9.9% of the issued and outstanding Common Shares (following the completion of the proposed Millennial Transaction and the conversion of the 2023 Subscription Receipts issuable to Wheaton and pursuant to the 2023 Brokered Offering); and (c) 30% of the combined 2023 Subscription Receipts to be issued to Wheaton and investors in the 2023 Brokered Offering.
“NPV” means net present value.
“NYSE American” means the NYSE American, LLC.
“OBCA” means the Ontario Business Corporations Act, R.S.O. 1990, c. B. 16.
“ore” means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.
“ounce (oz)” means a Troy ounce.
“oxidized” means mineralized rock in which some of the original minerals have been oxidized by natural processes.
“PCAOB” means the Public Company Accounting Oversight Board (United States).
“Pegasus” means Pegasus Gold Corporation.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

“preliminary economic assessment” or “PEA” means a study, other than a pre‐feasibility or feasibility study (as defined in NI 43-101), that includes an economic analysis of the potential viability of Mineral Resources.
“Probable Mineral Reserve” is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.
“Proceedings” is a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the District of Nevada, which was subsequently recognized in Canada under the Companies’ Creditors Arrangement Act that was filed by NCU and its subsidiaries.
“Projects” means the Florida Canyon Mine, the DeLamar Project and the Nevada North Project collectively.
“Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
“2026 Public Offering” means the bought deal public offering of 18,121,600 Common Shares at a price of $3.40 per Common Share for gross proceeds of $61,613,440.
“QA/QC” means quality assurance and quality control.
“QP” means a “qualified person” for the purpose of NI 43-101.
"Rangefront" means Rangefront Geological.
“RC” means a machine that uses a bit attached to a down-hole hammer to produce a hole. Unlike diamond drilling, RC drilling produces samples of rock cuttings rather than a sample of rock core. The down-hole hammer is powered by compressed air, which also acts as the medium bringing the drill cuttings up to surface.
“Relationship Agreement” means the relationship agreement between the Company and the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation.
“RESPEC” means RESPEC Company LLC.
“RSUs” means restricted share units.
“Rich Claims” is the 52 claims of which Clover Nevada has 100% ownership; these claims are subject to the terms of the Wittkopp Lease.
“ROD” means Record of Decision.
“ROFR” means a right of first refusal agreement dated May 4, 2023 between the Company and Wheaton entities providing Wheaton a right of first refusal on precious metals royalties, streams or pre-pays pertaining to any properties of Integra or its affiliates, including the Millennial properties acquired in the Millennial Transaction, and any properties Integra acquires in the future within a five kilometer radius of the outer perimeter of the foregoing properties or is otherwise acquired in connection with or for the use of the projects held by Integra (including the Millennial properties acquired in the Millennial Transaction).
“ROM” means run-of-mine.
“Rye Patch” means Rye Patch Gold Corp.
“Sarbanes-Oxley Act” means Section 404(a) of the Sarbanes-Oxley Act of 2002.
“SEC” means United States Securities and Exchange Commission.
“Second Advance” is a second advance set out in the Fourth Supplemental Agreement in the amount of US$5,000,000 subject to satisfaction of certain conditions.
“SGMI” means Standard Gold Mining Inc.
“Shoshone-Paiute Tribes” means the Shoshone-Paiute Tribes of the Duck Valley Indian Reservation.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

“SilverCrest” means SilverCrest Metals Inc.
“Sixth Supplemental Agreement” means the sixth supplemental agreement to the Loan Agreement dated March 11, 2025.
“2023 Subscription Receipt Agreement” is the subscription receipt agreement dated March 16, 2023 as among the Company, TSX Trust Company as the subscription receipt agent, the 2023 Underwriters and Wheaton.
“2023 Subscription Receipt” represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions, without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated March 16, 2023.
“2024 Subscription Receipt” represented the right of a holder to receive, upon satisfaction or waiver of certain release conditions (including the satisfaction of all conditions precedent to the completion of the Florida Canyon Transaction other than the issuance of the Common Shares to shareholders of FCGI) without payment of additional consideration, one Common Share, subject to adjustments and in accordance with the terms and conditions of a subscription receipt agreement dated August 21, 2024.
“Third Supplemental Agreement” means the third supplemental agreement to the Loan Agreement dated February 21, 2024.
“Triple Flag” means Triple Flag Precious Metals Corp.
“tonne” or “t” means a metric tonne (1,000 kilograms).
“Torex” means Torex Gold Resources Inc.
“Touchstone” means Touchstone Resources Company Inc.
“TSX-V” means the TSX Venture Exchange.
“Underwriters” means a syndicate of underwriters led by Cormark Securities Inc., and including BMO Nesbitt Burns Inc., Desjardins Securities Inc., Eight Capital, Ventum Financial Corp., Raymond James Ltd. and Stifel Nicolaus Canada Inc.
“2023 Underwriters” means Raymond James Ltd., BMO Capital Markets and Cormark Securities Inc.
“2024 Underwriters” means Stifel Nicolaus Canada Inc. and Eight Capital.
“2026 Underwriters” means a syndicate of underwriters led by Canaccord Genuity Corp. and Stifel Nicolaus Canada Inc. as co-lead underwriters and joint bookrunners, and including ATB Capital Markets Corp., Desjardins Securities Inc. and Raymond James Ltd.
“2026 Underwriting Agreement” means a definitive underwriting agreement dated February 9, 2026 as among the Company and the 2026 Underwriters pursuant to which Integra issued a total of 18,121,600 Units.
“Unit Offering” means bought deal public offering pursuant to which Integra issued 16,611,750 units, including the full exercise of the over-allotment option by a syndicate of underwriters, at a price of C$0.90 per Unit for aggregate gross proceeds of C$14,950,575.
“Units” or “Unit” means the units issued by Integra pursuant to the Unit Offering where each Unit was comprised of one Common Share and one-half (½) of one Warrant.
“unpatented mining claim” means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada. The validity of an unpatented mining claim depends upon compliance with mining codes and payment of applicable taxes.
"U.S. GAAP" means United States generally accepted accounting principles.
“VCIC” means vertical carbon-in-column.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

“vein” means an epigenetic mineral filling of a fault or other fracture in a host rock often composed of quartz, carbonate, metal sulphides or precious metals.
“War Eagle Mountain” means the state lease encompassing the War Eagle gold-silver Deposit situated in the DeLamar District, southwestern Idaho.
“Warrant” means a Common Share purchase warrant issued pursuant the Unit Offering.
“Warrant Indenture” means a warrant indenture between the Company and TSX Trust Company dated March 13, 2024.
“Waterton” means Waterton Precious Metals Fund II Cayman, LP.
“Wheaton” means Wheaton Precious Metals Corp.
“Wheaton IRA” means an investor rights agreement dated March 16, 2023 between the Company and Wheaton entities providing Wheaton with certain participation rights in future equity offerings by Integra.
“Wheaton Royalty Transaction” means a binding agreement between Integra’s wholly-owned subsidiary, DeLamar Mining Company, and Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton, pursuant to which Wheaton Precious Metals (Cayman) Co. acquired a 1.5% net smelter returns royalty on metal production from all claims of the DeLamar Project for an aggregate cash purchase price of US$9.75 million, to be paid in two installments. The first instalment of US$4.875 million was received by Integra on March 8, 2024. The second installment of US$4.875 million was received on July 12, 2024.
“Wittkopp Lease” means the lease/option agreement for mineral claims on the Mountain View deposit dated June 30, 2000.
“Wittkopp Trust” is the Wittkopp Family 1997 Trust whose trustee is Leslie A. WittKopp.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

SCHEDULE “B”
Audit Committee Charter
INTEGRA RESOURCES CORP.
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
1.Mandate
The primary function of the audit committee (the “Committee”) is to assist the Board of Directors (the “Board”) in fulfilling its financial oversight responsibilities with respect to the financial reports and other financial information provided by the senior management of Integra Resources Corp. (the “Company”) to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. The Committee’s primary duties and responsibilities are to:
•serve as an independent and objective party to oversee the Company’s accounting and financial reporting processes and internal control system;
•review the Company’s financial statements;
•oversee the audit of the Company’s financial statements;
•oversee the Company’s compliance with legal and regulatory requirements as they relate to accounting and financial controls and anti-corruption and bribery issues;
•oversee, review and appraise the independence and the performance of the Company’s external auditors; and
•provide an open avenue of communication among the Company’s auditors, senior management and the Board.

2.Composition and Operation
The Committee shall be comprised of three or more directors as determined by the Board. Each of these directors shall be “independent” as required by the applicable rules of the Company’s regulators, including Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and Sections 803A and 803B(2) of the NYSE American LLC Company Guide). No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years.
All members of the Committee shall be, in the determination of the Board, “financially literate”, as that term is defined by National Instrument 52-110 - Audit Committees, as amended from time to time. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. At least one member of the Committee must be “financially sophisticated,” as that term is defined in Section 803B of the NYSE American LLC Company Guide, and must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) and (iii) of Regulation S-K.

The Committee members shall be appointed by the Board annually and the Board may at any time remove or replace any member of the Committee and may fill any vacancy with another Board member, as required. In addition, the Board shall appoint a chair (the “Chair”) from among the Committee members. If the Chair is not present at any meeting of the Committee, one of the other Committee

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

members present at the meeting shall be chosen by the Committee to preside as the chairperson at the meeting.
The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its role to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.
A majority of members shall constitute a quorum for meetings of the Committee, present in person or via telephone or via other telecommunication device that permits all persons participating in the meeting to speak and hear one another. Members shall be provided with a minimum of 48 hours’ notice of meetings. The notice period may be waived by a quorum of the Committee. The Committee shall fix its own procedures for meetings, keep records of its proceedings, and report to the Board routinely. The Committee shall hold in-camera sessions at each meeting, during which the members of the Committee shall meet in the absence of management.
The Committee may act by unanimous written consent of its members. A resolution approved in writing by the members of the Committee shall be valid and effective as if it had been passed at a duly called meeting.
No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present, or by a unanimous written consent.
3.Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review
•review this Charter annually, and recommend to the Board any necessary amendments;
•review the Code of Business Conduct and Ethics annually, and recommend to the Board any necessary amendments;
•review the Anti-Bribery and Anti-Corruption Policy annually, and recommend to the Board any necessary amendments;
•review the Investment Policy annually, and recommend to the Board any necessary amendments;
•review the Whistle Blower Policy annually, and recommend to the Board any necessary amendments;
•review and recommend to the Board for approval the audited annual financial statements, with the report of the external auditor, and corresponding management’s discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
•review and approve, or recommend to the Board for approval, the quarterly financial statements of the Company and corresponding management’s discussion and analysis prior to public dissemination and filing with securities regulatory authorities;
•review any other financial disclosure documents that contain material financial information about the Company requiring approval by the Board prior to public dissemination and/or filing with any governmental and/or regulatory authority, including, but not limited to press releases, annual reports, annual information forms, and prospectuses or registration statements; and
•review the Company’s disclosure in the Management Information Circular including Committee’s composition and responsibilities and how they are discharged.
External Auditors

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

“External auditor” as used here shall mean any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company. Each such external auditor shall report directly to the Committee. With respect to the external auditor, the Committee shall:

•review annually the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
•make recommendations to the Board with respect to the compensation of the external auditor, assess whether fees and any other compensation to be paid to the external auditor for audit or non-audit services are appropriate to enable an audit to be conducted and to maintain the independence of the external auditor;
•obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with The Public Company Accounting Oversight Board Rule 3526;
•review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
•take, or recommend that the full Board take, appropriate action to oversee the independence of the external auditors;
•recommend to the Board the appointment, retention and replacement of the external auditors nominated annually for shareholder approval;
•oversee the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting;
•at each year-end audit meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;
•review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
•review with management and the external auditors the audit plan for the year-end financial statements;
•review with management and the external auditor any correspondence with securities regulators or other regulatory or government agencies which raise material issues regarding the Company’s financial reporting or accounting policies; and
•review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
othe aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of fees paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;
osuch services were not recognized by the Company at the time of the engagement to be non-audit services; and
osuch services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

The Chief Financial Officer of the Company shall maintain a record of non-audit services approved by the Audit Committee for each financial year and shall provide a report to the Audit Committee no less frequently than on a quarterly basis.
Financial Reporting Processes
•in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;
•consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;
•consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;
•review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
•following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
•review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters;
•review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
•establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;
•review certification process;
•establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
•carry out a review designed to ensure that effective “whistle blowing” procedure exists to permit stakeholders to express any concerns regarding accounting, internal controls, auditing matters or financial matters to an appropriately independent individual; and
•review any related-party transactions.
Ethical and Legal Compliance
•review the integrity of the Chief Executive Officer (the “CEO”) and other senior management and ensure that the CEO and other senior management strive to create a culture of integrity throughout the Company;
•review the adequacy, appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems, financial controls and management reporting.

Risk Management and Evaluation
•ensure systems are in place to identify principal risks of the Company’s businesses and ensure appropriate procedures are in place to manage those risks and to address and comply with applicable regulatory, corporate, securities and other legal requirements. Specifically, the Committee shall ensure that procedures are in place to comply with the law, the Company’s Articles of Incorporation, the

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

Company’s Code of Business Conduct and Ethics, all exemption orders issued in respect of the Company by applicable securities regulatory authorities, and all other significant Company policies and procedures;
•in conjunction with any other committees designated by the Board from time to time, review major financial, audit and accounting related risks and the policies, guidelines and mechanisms that management has put in place to govern the process of monitoring, controlling and reporting such risks;
•review any material breaches and ensure that proposed action is adequate and that measures are put in place to prevent future breaches;
•oversee and advise the Board on the Company’s principal risks, risk strategy, and effectiveness of the Company’s systems and procedures to mitigate these principal risks;
•as deemed necessary, recommend to the Board actions or improvements needed to improve the Company’s risk management systems and procedures.
Anti-Bribery and Anti-Corruption
•the Committee shall provide oversight with respect to compliance with the Extractive Sector Transparency Measures Act (Canada) (the “ESTMA”) and similar applicable legislation, and shall ensure compliance with such legislation. This shall include confirming that management has established and maintains appropriate record-keeping procedures with respect to payments made to all levels of government in Canada and abroad as prescribed by the ESTMA and similar applicable legislation, including the timely filing of requisite annual reports and ensuring the public accessibility of such reports;
•review the principal anti-bribery and anti-corruption risks in the Company’s business activities and provide oversight of appropriate systems to manage such risk as applicable to the Company;
•review and monitor the anti-bribery and anti-corruption policies and activities of the Company on behalf of the Board to ensure compliance with applicable laws, legislation, and policies as they relate to anti-corruption and anti-bribery issues; and
•in the event of the occurrence of a corruption or bribery incident, receive and review, without delay, a report from management detailing the nature of the incident. Such report is to be made to the Committee in its entirety, and the Committee will immediately inform the Board at large, which will review the incident and to determine the Company’s disclosure obligations, if any.

4.Authority
The Committee:
•has the authority to communicate directly with officers and employees of the Company, its auditors, legal counsel and to such information respecting the Company as it considers necessary or advisable in order to perform its duties and responsibilities. This extends to the requiring the external auditor to report directly to the Committee;
•has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the Committee will set the compensation for such advisors;
•shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisors employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties; and
•Shall have such other powers and duties as delegated to it by the Board.

Annual Information Form
Year ended December 31, 2025
All amounts in USD unless otherwise stated

5.Accountability
The Committee Chair has the responsibility to report to the Board, as requested, on accounting and financial matters relative to the Company.
The Committee shall report its discussions to the Board by maintaining minutes of its meetings which shall be available for review by the Board at any time.